UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Bell Aliant Preferred Equity Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

BCE Inc.

(Name of Person(s) Furnishing Form)

Bell Aliant Preferred Equity Inc. Series A Preferred Shares

Bell Aliant Preferred Equity Inc. Series C Preferred Shares

Bell Aliant Preferred Equity Inc. Series E Preferred Shares

(Title of Class of Subject Securities)

07787C206

07787C404

07787C602

(CUSIP Number of Class of Securities (if applicable))

Michel Lalande

Corporate Secretary

BCE Inc.

1, carrefour Alexander-Graham-Bell

Building A, 7th Floor

Verdun, Québec

Canada H3E 3B3

with a copy to:

Donald R. Crawshaw

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 14, 2014

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by BCE Inc. (the “Offeror”), a company governed by the laws of Canada, in connection with the commencement of offers for each Series A Preferred Share, Series C Preferred Share, and Series E Preferred Share (collectively, the “Preferred Shares”) of Bell Aliant Preferred Equity Inc. (“Prefco”).

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been published in the home jurisdiction of the Offeror and are attached as exhibits to this Form CB:

Attachment A: Preferred Share Exchange Offer and Circular, dated August 14, 2014

Attachment B: Letter of Transmittal and Election Form

(b)

Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included on page (i) (continuation from cover page) of the Preferred Share Exchange Offer and Circular furnished as Exhibit 1.1, under the heading “Notice to Preferred Shareholders in the United States”.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Index

1.1	Barclays Capital Canada Inc. Valuation and Fairness Opinion, dated July 22, 2014.

1.2	Scotia Capital Inc. Fairness Opinion, dated July 22, 2014.

2.1

The audited consolidated financial statements of BCE for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof (incorporated by reference to Exhibit 99.2 to BCE’s Form 40-F filed with the Commission on March 12, 2014 (the “Form 40-F”)).

2.2	Management’s discussion and analysis of financial condition and results of operations of BCE for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 of the Form 40-F).

2.3	Annual Information Form of BCE dated March 6, 2014 for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.1 of the Form 40-F).

2.4

The notice of annual meeting and management proxy circular of BCE dated March 6, 2014, in connection with the annual meeting of BCE’s shareholders held on May 6, 2014 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on March 25, 2014).

2.5

The unaudited consolidated interim financial statements of BCE for the six months ended June 30, 2014 and 2013 and notes related thereto (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

2.6

Management’s discussion and analysis of financial condition and results of operations of BCE for the six months ended June 30, 2014 and 2013 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

PART III — CONSENT TO SERVICE OF PROCESS

The Offeror is also filing an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on the date hereof. The Offeror will promptly communicate any change in the name or address of the agent for service to the Commission by amendment of the Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCE INC.

Date: August 14, 2014	By:	/s/ Paul Stinis
	Name:	Paul Stinis
	Title:	Senior Vice President and Treasurer

Attachment A

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor. Frequently Asked Questions can be found on page 1 of this Offer and Circular.

If you have questions, please contact CST Phoenix Advisors, our information agent, by telephone at 1-866-822-1244 (Toll Free in North America) or 1-201-806-7301 (Collect Outside North America) or by email at inquiries@phoenixadvisorscst.com.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Preferred Shareholders in the United States should read the Notice to Preferred Shareholders in the United States on page (i) of this Offer and Circular.

Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or by telephone: 1-514-786-8424, and are also available electronically on SEDAR at www.sedar.com.

August 14, 2014

BCE INC.

OFFER TO EXCHANGE

all of the issued and outstanding Series A Preferred Shares, Series C Preferred Shares and Series E Preferred Shares of

BELL ALIANT PREFERRED EQUITY INC.

on the basis of (a) one BCE Inc. Series AM Preferred Share for each Series A Preferred Share;

(b) one BCE Inc. Series AO Preferred Share for each Series C Preferred Share; and

(c) one BCE Inc. Series AQ Preferred Share for each Series E Preferred Share

BCE Inc. hereby offers (the “Offer”) to exchange, upon the terms and subject to the conditions described herein, all of the issued and outstanding Series A Preferred Shares, Series C Preferred Shares and Series E Preferred Shares of Bell Aliant Preferred Equity Inc. for newly issued preferred shares of BCE Inc., having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged.

THE OFFER WILL BE OPEN FOR ACCEPTANCE FROM THE DATE HEREOF UNTIL 5:00 P.M. (EASTERN TIME) ON SEPTEMBER 19, 2014 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY THE OFFEROR.

Each Preferred Shareholder will be entitled to receive: (a) for each Series A Preferred Share, a newly issued Offeror Series AM Preferred Share; (b) for each Series C Preferred Share, a newly issued Offeror Series AO Preferred Share; and (c) for each Series E Preferred Share, a newly issued Offeror Series AQ Preferred Share.

The Prefco Board (with the exception of the Interested Directors), upon the unanimous recommendation of the Prefco Special Committee made after consultation with its financial and legal advisors, has unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Preferred Shares and, accordingly, has unanimously recommended that Preferred Shareholders ACCEPT the Offer and TENDER their Preferred Shares to the Offer.

Preferred Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS. Preferred Shareholders should contact the CDS Participants through which their Preferred Shares are held sufficiently in advance of the Expiry Time in order to take the necessary steps to deposit such Preferred Shares under the Offer prior to the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance”.

Questions and requests for assistance may be directed to the Depositary or the Information Agent. Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

The Offeror, Prefco and Bell Aliant Inc. entered into a support agreement dated July 23, 2014, pursuant to which Prefco has agreed to support the Offer. See Section 5 of the Circular, “Agreements Relating to the Offer – Support Agreement”.

Concurrently with making the Offer, the Offeror has offered to purchase all of the issued and outstanding Common Shares of Bell Aliant Inc., other than Common Shares held by the Offeror and its Affiliates. The Offer is conditional upon the completion of the Common Share Offer. However, the Common Share Offer is not conditional upon the completion of the Offer.

The Offer is subject to certain conditions described herein, including: (a) there having been validly tendered under the Offer and not withdrawn such number of Preferred Shares representing at least 66 2/3% of the outstanding Preferred Shares, and (b) the conditions of the Common Share Offer set forth in the Support Agreement having been satisfied, or to the extent permitted by Law and the terms of the Support Agreement, waived by the Offeror such that the Offeror will be bound to take up and pay for the Common Shares validly deposited (and not properly withdrawn) under the Common Share Offer. See Section 4 of the Offer, “Conditions of the Offer”. Subject to the provisions of the Support Agreement, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for Deposited Preferred Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time.

The purpose of the Offer is to enable the Offeror to exchange all outstanding Preferred Shares for newly issued preferred shares of the Offeror, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Preferred Shares to acquire all of the Preferred Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Preferred Shares are tendered, a Compulsory Acquisition. See Section 23 of the Circular, “Acquisition of Preferred Shares not Deposited under the Offer”.

There is currently no market through which the Offeror Preferred Shares or the Offeror Converted Preferred Shares may be sold and Preferred Shareholders who tender their Preferred Shares to the Offer may not be able to resell the Offeror Preferred Shares or the Offeror Converted Preferred Shares. This may affect the pricing of the Offeror Preferred Shares and the Offeror Converted Preferred Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Offeror Preferred Shares and the Offeror Converted Preferred Shares and the extent of issuer regulation. See Section 28 of the Circular, “Risk Factors”. The TSX has conditionally approved the listing of the Offeror Preferred Shares and the Offeror Converted Preferred Shares into which the Offeror Preferred Shares may be converted. Listing is subject to the Offeror fulfilling all of the listing requirements of the TSX.

An investment in the Offeror Preferred Shares offered pursuant to the Offer involves certain risks. For a discussion of risk factors you should consider in evaluating the Offer, refer to Section 28 of the Circular, “Risk Factors”.

No person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Preferred Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Preferred Shareholders in any such jurisdiction.

The registered and head office of the Offeror is located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th floor, Verdun, Québec, Canada, H3E 3B3.

Capitalized terms used in this cover page and not otherwise defined, have the meanings given to such terms in the accompanying Offer, Circular and Glossary.

NOTICE TO PREFERRED SHAREHOLDERS IN THE UNITED STATES

THE OFFEROR PREFERRED SHARES OFFERED UNDER THIS OFFER ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, PROVIDED BY RULE 802 THEREUNDER.

THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer in which less than 10% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders.

The Offeror is exempt from filing a Tender Offer Statement on Schedule TO with the SEC, but may file other documents regarding the Offer with the SEC. Preferred Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.

The Offer is being made in accordance with the disclosure requirements of Canada. Preferred Shareholders should be aware that such requirements are different from those of the United States. The financial statements of the Offeror included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards and may not be comparable to the financial statements of United States companies.

Preferred Shareholders in the United States should be aware that the disposition of their Preferred Shares and the acquisition of Offeror Preferred Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Preferred Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 24 of the Circular.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal Securities Laws, since the Offeror is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. Securities Laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Preferred Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Offeror Preferred Shares issuable to any Persons within the United States that the Offeror determines to be an “affiliate” of the Offeror as such term is defined in Rule 144 under the U.S. Securities Act of 1933, as amended or to have been such an “affiliate” in the 90 days prior to the date of issuance of such Offeror Preferred Shares, shall be represented by a certificate bearing a restrictive legend.

CURRENCY

All references to “$” means Canadian dollars. References to “US$” mean United States dollars.

i

INFORMATION CONTAINED IN THE OFFER AND CIRCULAR

Certain information in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s, or Prefco’s profile at www.sedar.com, as applicable. Preferred Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Offeror at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or by telephone: 1-514-786-8424.

Information contained in this document concerning Prefco and its Affiliates is based solely upon, and the Offeror Board has relied, without independent verification, exclusively upon information contained in publicly available documents or records of Prefco and its Affiliates on file with Securities Regulatory Authorities and other public sources. While the Offeror Board has no reason to believe that such information is inaccurate or incomplete, the Offeror Board does not assume any responsibility for the accuracy or completeness of any such information contained therein, or information provided to the Offeror by Prefco, or that was obtained from publicly available sources.

Information contained in this document is given as of August 7, 2014, unless otherwise specifically stated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities of Canada. Such documents are available under the Offeror’s profile at www.sedar.com. The Offeror is also subject to the reporting requirements of the Exchange Act and files annual and current reports with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The Offer, the Circular, including the documents incorporated by reference, and other sections of this document, contain forward-looking statements including, but not limited to, those relating to the Offer, information concerning Prefco and the Offeror (and their respective Affiliates), and other statements that are not historical facts. Furthermore, certain statements made herein, including, but not limited to, those relating to the tax treatment of Preferred Shareholders, the satisfaction of the conditions to consummate the Offer, the process for obtaining the remaining Required Regulatory Approvals applicable to the Offer and other approvals, the expected Expiry Time, the estimated expenses of the Offers, the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, the anticipated effect of the Common Share Offer and the Offer and expected benefits of tendering Preferred Shares to the Offer, and other statements that are not historical facts, are also forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on the Offeror’s current expectations, estimates and assumptions of anticipated future events and circumstances. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbor” provisions of applicable Canadian Securities Laws. It is important to know that:

•

unless otherwise indicated, forward-looking statements in the Offer, the Circular and its appendices and other sections of this document, describe the Offeror’s expectations as at August 7, 2014 and, accordingly, are subject to change after such date;

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of this document, if known or unknown risks affect its business or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned against relying on these forward-looking statements; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian Securities Laws.

The Offeror made a number of assumptions in making forward-looking statements in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of this document. In particular, in making these statements, the Offeror has assumed, among other things, that the Offeror and/or the Company will receive the remaining Required Regulatory Approvals applicable to the Offer and that the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms.

Certain risk factors could cause actual results or events to differ materially from the results or events expressed or implied in the forward-looking statements in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of this document. For a discussion regarding such risks, see, in particular, the sections of the Circular entitled “Purpose of the Offer and Plans for Prefco”, “Certain Information Concerning the Securities of the Offeror”, “Regulatory Matters” and “Risk Factors”, as well as section 9, Business Risks, of the Annual MD&A and the other sections of the Annual MD&A referred to in such section 9, as updated in the Offeror’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013 and in the Interim MD&A. The Offeror cautions you that the risks described in the above-mentioned sections and in the documents incorporated by reference are not the only ones that could affect the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. Except as otherwise indicated by the Offeror, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 7, 2014. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. The Offeror, therefore, cannot describe the expected impact in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about the Offeror and the Offer and its anticipated impacts.

v

FREQUENTLY ASKED QUESTIONS

The questions and answers below are not meant to be a substitute for the more detailed description and information contained in the Offer and Circular and the Letter of Transmittal. You are urged to read each of these documents carefully prior to making any decision regarding whether or not to tender your Preferred Shares. For ease of reference, cross-references are provided in this section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary.

Who is offering to exchange my Preferred Shares?

BCE Inc., Canada’s largest communications company, is making the Offer to exchange your Preferred Shares for new preferred shares to be issued by BCE Inc. that will have the same financial terms as your existing Preferred Shares. See Section 1 of the Circular, “The Offeror”.

What would I receive in exchange for my Preferred Shares?

In exchange for each of your existing Preferred Shares, you would receive one newly-issued preferred share of BCE Inc. having the same financial terms as your existing Preferred Shares.

Why should I accept the Offer?

The newly issued BCE Inc. preferred shares you will receive will have the same financial terms (including, without limitation, the dividend rate) as your existing Preferred Shares, and you will benefit from BCE Inc.’s superior size, business diversification and financial strength. BCE Inc. has received provisional ratings from each of DBRS and S&P for the new preferred shares that are one ranking higher than the existing ratings for your Preferred Shares. A special committee of independent directors of Bell Aliant Preferred Equity Inc., as well as its financial advisors, have all concluded that the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders. The board of directors of Bell Aliant Preferred Equity Inc. (other than directors who are executives of BCE Inc.), upon the recommendation of the special committee made after consultation with its financial and legal advisors, is making the unanimous recommendation that you accept the Offer. See Section 4 of the Circular, “Reasons to Accept the Offer” and Section 8 of the Circular, “Terms of the Offeror Preferred Shares.

Will I miss any dividend payments if I accept the Offer?

No. Acceptance of the Offer will not affect the amount or timing of dividends.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m. (Eastern time) on September 19, 2014 unless the Offer is withdrawn or extended by the Offeror.

How do I tender my Preferred Shares to the Offer?

You should contact your investment dealer, broker, bank, trust company or other nominee through which your existing Preferred Shares are held in order to tender Preferred Shares to the Offer. See Section 3 of the Offer, “Manner of Acceptance”.

Will I be able to withdraw previously tendered Preferred Shares?

Except as otherwise provided in Section 8 of the Offer, “Right to Withdraw Deposited Preferred Shares”, all deposits of Preferred Shares pursuant to the Offer are irrevocable. Withdrawals must be effected via CDS through your investment dealer, broker, bank, trust company or other nominee. A notice of withdrawal must actually be received by CST Trust Company in a manner such that CST Trust Company has a written or printed copy of such notice of withdrawal.

If I accept the Offer, when will I receive the consideration for my Preferred Shares?

If all of the conditions of the Offer are satisfied or waived by BCE Inc., BCE Inc. will take up Preferred Shares tendered to the Offer (and not withdrawn) within ten (10) calendar days after the Expiry Time and will pay for the Preferred Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the Preferred Shares. Any Preferred Shares tendered to the Offer after the first date on which Preferred Shares have been taken up by BCE Inc. will be taken up and paid for not later than ten (10) calendar days after such tender.

If I decide not to tender, how will my Preferred Shares be affected?

If BCE Inc. takes up and pays for Preferred Shares under the Offer, BCE Inc. currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction, to acquire any Preferred Shares not tendered. It is BCE Inc.’s current intention that the consideration to be offered for such Preferred Shares under a Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered pursuant to the Offer. In connection with such a transaction, you may have dissent rights.

What are some of the significant conditions to the Offer?

The Offer is subject to certain conditions described herein, including, among other things, at least 66 2/3% of the outstanding Preferred Shares having been validly tendered under the Offer and having not been withdrawn. Completion of the Offer is also conditional upon completion of BCE Inc.’s offer to purchase all of the outstanding common shares of Bell Aliant Inc. announced on July 23, 2014. There are no material regulatory approvals that have not already been obtained. See Section 4 of the Offer, “Conditions of the Offer”.

What will happen if the conditions to the Offer are not satisfied?

If the conditions to the Offer are not satisfied, the Offeror will not be obligated to take up, accept for payment or pay for any Preferred Shares tendered to the Offer.

What are the Canadian federal income tax consequences of accepting the Offer?

Taxable Canadian Preferred Shareholders who tender their Preferred Shares to the Offer will generally be entitled to a rollover to defer Canadian taxation on any capital gains in respect of such shares.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of an exchange of your Preferred Shares pursuant to the Offer, or a disposition of your Preferred Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction as described herein. The foregoing is a brief summary of Canadian federal income tax consequences only of accepting the Offer and is qualified by the description of the Canadian federal income tax considerations in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Who can I call with questions about the Offer or for more information?

Questions and requests for assistance concerning the Offer may be directed to the Depositary (CST Trust Company) at 1-866-271-6893 toll free in North America, or at 1-416-682-3860 outside of North America, or by e-mail at inquiries@canstockta.com, or to the Information Agent (CST Phoenix Advisors) at 1-866-822-1244 toll free in North America, or at 1-201-806-7301 outside of North America, or by e-mail at inquiries@phoenixadvisorscst.com, or using the information found on the back page of this document.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. You should read the Offer and Circular in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary.

The Offer

The Offeror is offering to exchange, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Preferred Shares for newly issued Offeror Preferred Shares, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged.

Under the Offer, each Preferred Shareholder will be entitled to receive: (a) for each Series A Preferred Share held by such Preferred Shareholder, an Offeror Series AM Preferred Share; (b) for each Series C Preferred Share held by such Preferred Shareholder, an Offeror Series AO Preferred Share; and (c) for each Series E Preferred Share held by such Preferred Shareholder, an Offeror Series AQ Preferred Share.

The Offeror expects to issue 11,500,000 Offeror Series AM Preferred Shares, 4,600,000 Offeror Series AO Preferred Shares and 9,200,000 Offeror Series AQ Preferred Shares assuming that all of the Preferred Shares are acquired upon completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

The closing prices of the Series A Preferred Shares, the Series C Preferred Shares and the Series E Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, were $21.40, $25.59 and $23.50, respectively.

There is currently no market through which the Offeror Preferred Shares or the Offeror Converted Preferred Shares may be sold and Preferred Shareholders who tender their Preferred Shares to the Offer may not be able to resell the Offeror Preferred Shares or the Offeror Converted Preferred Shares. This may affect the pricing of the Offeror Preferred Shares and the Offeror Converted Preferred Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Offeror Preferred Shares and the Offeror Converted Preferred Shares and the extent of issuer regulation. See Section 28 of the Circular, “Risk Factors”. The TSX has conditionally approved the listing of the Offeror Preferred Shares and the Offeror Converted Preferred Shares into which the Offeror Preferred Shares may be converted. Listing is subject to the Offeror fulfilling all of the listing requirements of the TSX.

The Offeror

The Offeror is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: wireless, high-speed Internet, Internet protocol television (IPTV) and satellite TV, local and long distance, business Internet protocol (IP)-broadband and information and communications technology (ICT) services. The Offeror reports the results of its operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell Canada is the largest local exchange carrier in Ontario and Québec, and is comprised of the Offeror’s Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that holds assets in TV, radio, digital media and out-of-home advertising. The Offeror is incorporated under the CBCA. The registered and head office of the Offeror is located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3. See Section 1 of the Circular, “The Offeror”.

The Offeror and its Affiliates beneficially own 100,376,270 Common Shares of the Company, representing approximately 44.06% of the outstanding Common Shares; (b) the Company owns all of the outstanding common shares of Bell Aliant GP, with the exception of one common share of Bell Aliant GP held by Bell Canada, a wholly-owned subsidiary of the Offeror; and (b) Bell Aliant GP owns 227,768,734 common shares of Prefco, representing 100% of the outstanding common shares of Prefco. None of the outstanding Preferred Shares are owned by the Offeror or any of its Affiliates. See Section 15 of the Circular, “Beneficial Ownership of and Trading in Securities – Beneficial Ownership”.

Prefco

Prefco, a wholly-owned Subsidiary of Bell Aliant GP, was formed for the sole purpose of being the issuer of preference shares for the Bell Aliant Group. Prefco is incorporated under the CBCA. Prefco’s registered and head office is located at 7 South, Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5. See Section 2 of the Circular, “Prefco”.

Terms of the Offeror Preferred Shares

The Offeror Preferred Shares will have financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. The Offeror Converted Preferred Shares into which each respective class of Offeror Preferred Shares is convertible will have financial terms that are the same as those attached to the Converted Preferred Shares into which each respective class of Preferred Shares is convertible. The holders of each series of Offeror Preferred Shares, during the applicable Initial Fixed Rate Period for such series of Offeror Preferred Shares, will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December each year at an annual rate of $1.2125 per Offeror Series AM Preferred Share, $1.1375 per Offeror Series AO Preferred Share and $1.0625 per Offeror Series AQ Preferred Share. See the “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares” appended hereto as Annex A.

The holders of each series of Offeror Preferred Shares, during the applicable Subsequent Fixed Rate Period for such series of Offeror Preferred Shares, will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December in each year, in the amount per share per annum determined by multiplying the applicable Annual Fixed Dividend Rate for such series of Offeror Preferred Shares applicable to such Subsequent Fixed Rate Period by $25.00. The Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period will be equal to the sum of the Government of Canada Yield on the 30th day prior to the first day of such Subsequent Fixed Rate Period plus 2.09% in the case of the Offeror Series AM Preferred Shares, 3.09% in the case of the Offeror Series AO Preferred Shares and 2.64% in the case of the Offeror Series AQ Preferred Shares. See the “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares” appended hereto as Annex A.

Subject to the Offeror’s right to redeem the Offeror Preferred Shares, the holders of Offeror Preferred Shares will have the right, at their option, to convert their Offeror Series AM Preferred Shares, Offeror Series AO Preferred Shares and Offeror Series AQ Preferred Shares, as applicable, into Offeror Series AN Preferred Shares, Offeror Series AP Preferred Shares and Offeror Series AR Preferred Shares, respectively, subject to certain conditions, on the applicable Offeror Preferred Share Conversion Date for such series of Offeror Preferred Shares.

The holders of each series of Offeror Converted Preferred Shares will be entitled to receive floating rate, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December in each year, in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate for such series of Offeror Converted Preferred Shares by $25.00. The Floating Quarterly Dividend Rate will be equal to the sum of the T-Bill Rate plus 2.09% in the case of the Offeror Series AN Preferred Shares, 3.09% in the case of the Offeror Series AP Preferred Shares and 2.64% in the case of the Offeror Series AR Preferred Shares (in each case, calculated on the basis of the actual number of days in the applicable Quarterly Floating Rate Period divided by 365) determined as of the 30th day prior to the first day of the applicable Quarterly Floating Rate Period. See the “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares” appended hereto as Annex A.

Subject to the provisions described in Annex A appended hereto, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares”, the Offeror may, at its option, redeem all or any part of any series of the then outstanding Offeror Preferred Shares on the applicable Offeror Preferred Share Conversion Date for such series of Offeror Preferred Shares by the payment of an amount in cash for each Offeror Preferred Share so redeemed of $25.00 plus all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption.

Subject to the provisions described in Annex A appended hereto, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares”, the Offeror may, at its option, redeem all or any part of any series of the then outstanding Offeror Converted Preferred Shares on the applicable Offeror Converted Preferred Share Conversion Date for such series of Offerer Converted Preferred Shares by the payment of $25.00 plus all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption, or if redeemed on certain dates other than the applicable Offeror Converted Preferred Share Conversion Date for such series of Offeror Converted Preferred Shares, by the payment of $25.50 plus all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption.

The Offeror Preferred Shares and the Offeror Converted Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders thereof. See Section 28 of the Circular, “Risk Factors”.

Reasons to Accept the Offer

Preferred Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

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Same Financial Terms.    Under the Offer, Preferred Shareholders who tender their Preferred Shares will receive Offeror Preferred Shares, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. The financial terms of the Offeror Converted Preferred Shares into which the Offeror Preferred Shares may be converted will also be the same as those attached to the Converted Preferred Shares into which the Preferred Shares may be converted.

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Better Credit Profile.    Following the completion of the Offer, existing Preferred Shareholders will benefit from the Offeror’s superior size, business diversification and financial strength. The Offeror has received from each of DBRS and S&P provisional ratings for the Offeror Preferred Shares to be issued under the Offer that are one ranking higher, in each case, than the existing ratings for the Preferred Shares.

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Unanimous Special Committee and Board Recommendation.    The Prefco Special Committee, following consultation with its financial and legal advisors, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders, and (b) recommended the entering into of the Support Agreement and recommended that the Prefco Board recommend that Preferred Shareholders accept the Offer. The Prefco Board (with the exception of the Interested Directors), upon the recommendation of the Prefco Special Committee, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders, and (b) approved the entering into of the Support Agreement and the making of the unanimous recommendation that Preferred Shareholders accept the Offer.

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Fairness Opinion.    The Prefco Special Committee engaged Scotia to provide the Fairness Opinion in connection with the Offer. Based upon the assumptions, limitations and qualifications set forth in the Fairness Opinion, Scotia was of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the Preferred Shareholders. A copy of the Fairness Opinion is appended to the Directors’ Circular as Appendix “A”. Preferred Shareholders should read the Fairness Opinion in its entirety.

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Continued Entitlement to Dividends.    Completion of the Offer will not affect the amount or timing of dividends. Any dividends declared by the Prefco Board for payment to Preferred Shareholders of record on a date prior to the date upon which such Preferred Shares are exchanged for Offeror Preferred Shares, will be paid on the payable date to all Preferred Shareholders of record on the record date for the dividend, notwithstanding the exchange of such Preferred Shares.

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Opportunity to Defer Canadian Taxation on Capital Gains.    Taxable Canadian Preferred Shareholders who tender their Preferred Shares to the Offer will generally be entitled to a rollover to defer Canadian taxation on any capital gains in respect of such shares. See Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

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Greater Liquidity.    The Offeror already has 16 series of outstanding first preferred shares consisting of an aggregate of 135,000,000 shares listed on the TSX. It is expected that the Offeror Preferred Shares will benefit from increased liquidity relative to the Preferred Shares.

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Support Agreement.    On July 23, 2014, the Offeror, Prefco and the Company entered into the Support Agreement pursuant to which the Parties agreed, among other things, to make the Offer and Prefco agreed to support the Offer, upon and subject to the terms and conditions of the Support Agreement. See Section 5 of the Circular “Agreements Relating to the Offer – Support Agreement”.

Purpose of the Offer and Plans for Prefco

The purpose of the Offer is to enable the Offeror to exchange all outstanding Preferred Shares for newly issued preferred shares of the Offeror, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Preferred Shares to acquire all of the Preferred Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Preferred Shares are tendered, a Compulsory Acquisition. See Section 8 of the Circular, “Purpose of the Offer and Plans for Prefco”.

Following the completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to cause Prefco to apply to the TSX to delist the Preferred Shares from trading. See Section 17 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by Prefco”.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company, Bell Aliant GP and Prefco to cease to be reporting issuers or its equivalent under applicable Canadian Securities Laws.

Conditions of the Offer

The Offer is subject to certain conditions described herein, including, among other things: (a) there having been validly tendered under the Offer and not withdrawn such number of Preferred Shares representing at least 66 2/3% of the outstanding Preferred Shares, and (b) the conditions of the Common Share Offer set forth in the Support Agreement having been satisfied, or to the extent permitted by Law and the terms of the Support Agreement, waived by the Offeror such that the Offeror will be bound to take up and pay for the Common Shares validly deposited (and not properly withdrawn) under the Common Share Offer. See Section 4 of the Offer, “Conditions of the Offer” for more information on these conditions and the other conditions of the Offer. Subject to the provisions of the Support Agreement, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Preferred Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time.

Time for Acceptance

The Offer is open for acceptance from the date hereof until the Expiry Time, being 5:00 p.m. (Eastern time) on September 19, 2014 unless the Offer is withdrawn or extended by the Offeror. The Expiry Time may be extended at the Offeror’s sole discretion. See Section 5 of the Offer, “Extension and Variation of the Offer”.

Manner of Acceptance

Registration of interests in and transfers of Preferred Shares may currently only be made through the book-entry system administered by CDS. Preferred Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS. Preferred Shareholders should contact the CDS Participants through which their Preferred Shares are held sufficiently in advance of the Expiry Time in order to take the necessary steps to deposit such Preferred Shares under the Offer prior to the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance”.

Take Up and Payment for Deposited Preferred Shares

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will take up Preferred Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of the Offer, “Right to Withdraw Deposited Preferred Shares”, not later than ten (10) calendar days after the Expiry Time and will pay for the Preferred Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the Preferred Shares. Any Preferred Shares tendered to the Offer after the first date on which Preferred Shares have been taken up by the Offeror will be taken up and paid for not later than ten (10) calendar days after such tender. See Section 6 of the Offer, “Take-Up and Payment for Deposited Preferred Shares”.

Withdrawal of Deposited Preferred Shares

Except as otherwise provided in Section 8 of the Offer, “Right to Withdraw Deposited Preferred Shares”, all deposits of Preferred Shares pursuant to the Offer are irrevocable.

Acquisition of Preferred Shares not Deposited Under the Offer

If, within 120 days after the date of the Offer, the Offeror takes up and pays for 90% or more of the outstanding Preferred Shares under the Offer, other than Preferred Shares held on the date of the Offer by or on behalf of the Offeror or its Affiliates, the Offeror has agreed pursuant to the terms of the Support Agreement to use commercially reasonable efforts to acquire the remainder of the Preferred Shares by way of a Compulsory Acquisition for consideration per Preferred Share of a series not less than the consideration paid by the Offeror for Preferred Shares of such series under the Offer.

If, within 120 days after the date of the Offer, the Offeror and its Affiliates hold more than 66 2/3%, but less than 90% of the outstanding Preferred Shares, or if a Compulsory Acquisition is not available to the Offeror, the Offeror has agreed pursuant to the terms of the Support Agreement to use commercially reasonable efforts to acquire the remainder of the Preferred Shares by way of a Subsequent Acquisition Transaction for consideration per Preferred Share of each series not less than the consideration paid by the Offeror for the Preferred Shares of such series under the Offer, and Prefco has agreed to effect such Subsequent Acquisition Transaction.

See Section 23 of the Circular, “Acquisition of Preferred Shares not Deposited under the Offer”.

Recommendation of the Prefco Board

The Prefco Board (with the exception of the Interested Directors), upon the unanimous recommendation of the Prefco Special Committee made after consultation with its financial and legal advisors, and the receipt of a report of the Prefco Special Committee based on, among other things, the Fairness Opinion, and based on its review and evaluation of the Offer on the terms set forth in the Support Agreement, has unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders and, accordingly, has unanimously recommended that Preferred Shareholders accept the Offer and tender their Preferred Shares to the Offer. For further information on the deliberations of the Prefco Board and related matters, see Section 3 of the Circular, “Background to the Offer”. A copy of the Fairness Opinion is appended to the Directors’ Circular as Appendix “A”.

Support Agreement

On July 23, 2014, the Offeror agreed to make, and Prefco agreed to support, the Offer, subject to the terms and conditions set forth in the Support Agreement. See Section 5 of the Circular, “Agreements Relating to the Offer – Support Agreement”.

Regulatory Matters

The Offeror’s obligation to take up and pay for Preferred Shares tendered under the Offer is conditional upon all Required Regulatory Approvals applicable to the Offer having been obtained on terms satisfactory to the Offeror, acting reasonably. See Section 21 of the Circular, “Regulatory Matters”. These approvals include the Competition Act Clearance and the approval of the TSX to list the Offeror Preferred Shares and the Offeror Converted Preferred Shares.

The TSX has conditionally approved the listing of the Offeror Preferred Shares and the Offeror Converted Preferred Shares into which the Offeror Preferred Shares may be converted. Listing is subject to the Offeror fulfilling all of the listing requirements of the TSX.

The Competition Act Clearance was obtained on August 5, 2014. Accordingly, other than customary listing requirements of the TSX, all Required Regulatory Approvals have been obtained in order to complete the Offer.

Certain Canadian Federal Income Tax Considerations

A Preferred Shareholder who is a resident of Canada, who holds Preferred Shares as capital property and who exchanges such shares pursuant to the Offer will not realize a capital gain (or capital loss) in respect of the exchange provided that such Preferred Shareholder does not elect to report such gain (or loss) in its Canadian tax return for the year of disposition and certain other conditions are satisfied.

Similarly, a Preferred Shareholder who is not a resident of Canada will generally not be subject to tax under the Tax Act in respect of the exchange unless such Preferred Shares constitute “taxable Canadian property” and are not “treaty-protected property” of such Preferred Shareholder and the Preferred Shareholder elects to report a gain from the exchange in a Canadian tax return for the year of the exchange.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Preferred Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of an exchange of Preferred Shares pursuant to the Offer or a disposition of Preferred Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

Risk Factors

An investment in the Offeror Preferred Shares and the Offer are subject to certain risks. In assessing the Offer, Preferred Shareholders should carefully consider the risks described in the Circular and in the documents incorporated herein by reference. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. See Section 28 of the Circular, “Risk Factors”.

Soliciting Dealer Group

The Offeror may retain one or more dealer managers to form a soliciting dealer group to solicit acceptances of the Offer.

No fee or commission will be payable by any Preferred Shareholder who transmits Preferred Shares directly to the Depositary or who makes use of the services of a soliciting dealer to accept the Offer.

See Section 29 of the Circular, “Soliciting Dealer Group”.

Depositary and Information Agent

The Offeror has engaged CST Trust Company to act as the Depositary for the Offer. The Depositary may contact Preferred Shareholders by mail, telephone and facsimile and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Preferred Shares. The Depositary will facilitate book-entry only transfers of Preferred Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has also retained CST Phoenix Advisors to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance may be directed to the Depositary or Information Agent for the Offer using the contact information on the back page of the Circular.

Unaudited Pro Forma Consolidated Financial Statements

Preferred Shareholders should refer to Annex B to the Circular for the unaudited pro forma consolidated statement of financial position of the Offeror as at June 30, 2014 and the unaudited pro forma consolidated income statements of the Offeror for the six-month period ended June 30, 2014 and the year ended December 31, 2013, giving effect to (a) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by the Offeror and its Affiliates) under the Common Share Offer, and (b) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by the Offeror and its Affiliates) under the Common Share Offer and the proposed acquisition of all outstanding Preferred Shares under the Offer, in each case, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s, the Company’s and Prefco’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offers will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offers have been excluded from such unaudited pro forma consolidated financial statements. Preferred Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

THE OFFER

The accompanying Circular is incorporated into and forms part of the Offer and contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in this Offer and not otherwise defined herein, shall have the respective meanings given thereto in the Glossary unless the context otherwise requires.

August 14, 2014

TO:	THE HOLDERS OF SERIES A PREFERRED SHARES, SERIES C PREFERRED SHARES AND SERIES E PREFERRED SHARES OF BELL ALIANT PREFERRED EQUITY INC.

1.	THE OFFER

The Offeror is offering to exchange, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Preferred Shares for newly issued Offeror Preferred Shares, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged.

Under the Offer, each Preferred Shareholder will be entitled to receive: (a) for each Series A Preferred Share held by such Preferred Shareholder, an Offeror Series AM Preferred Share; (b) for each Series C Preferred Share held by such Preferred Shareholder, an Offeror Series AO Preferred Share; and (c) for each Series E Preferred Share held by such Preferred Shareholder, an Offeror Series AQ Preferred Share.

The Offeror expects to issue 11,500,000 Offeror Series AM Preferred Shares, 4,600,000 Offeror Series AO Preferred Shares and 9,200,000 Offeror Series AQ Preferred Shares assuming that all of the Preferred Shares are acquired upon completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. For greater certainty, no portion of the Offeror Preferred Shares will be allocated as consideration for the acquisition of the Guarantee Rights.

The closing prices of the Series A Preferred Shares, the Series C Preferred Shares and the Series E Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, were $21.40, $25.59 and $23.50, respectively.

There is currently no market through which the Offeror Preferred Shares or the Offeror Converted Preferred Shares may be sold and Preferred Shareholders who tender their Preferred Shares to the Offer may not be able to resell the Offeror Preferred Shares or the Offeror Converted Preferred Shares. This may affect the pricing of the Offeror Preferred Shares and the Offeror Converted Preferred Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Offeror Preferred Shares and the Offeror Converted Preferred Shares and the extent of issuer regulation. See Section 28 of the Circular, “Risk Factors”. The TSX has conditionally approved the listing of the Offeror Preferred Shares and the Offeror Converted Preferred Shares into which the Offeror Preferred Shares may be converted. Listing is subject to the Offeror fulfilling all of the listing requirements of the TSX.

The accompanying Circular and Letter of Transmittal which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2.	TIME FOR ACCEPTANCE

The Offer is open for acceptance from the date hereof until 5:00 p.m. (Eastern time) on September 19, 2014 unless the Offer is withdrawn or extended by the Offeror (the “Expiry Time”). The Expiry Time may be extended at the Offeror’s sole discretion pursuant to Section 5 of this Offer, “Extension and Variation of the Offer”.

3.	MANNER OF ACCEPTANCE

Acceptance by Book-Entry Transfer

Registration of interests in and transfers of Preferred Shares may currently only be made through the book-entry system administered by CDS. Preferred Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. As such, in order to tender their Preferred Shares to the Offer, Preferred Shareholders must complete the documentation and follow the instructions provided by their investment dealer, broker, bank, trust company or other nominee. Preferred Shareholders should contact their investment dealer, broker, bank, trust company or other nominee for assistance. CDS, as the sole registered holder of Preferred Shares, will be required to complete and return the applicable Letter of Transmittal in respect of all Preferred Shares tendered to the Offer by CDS Participants on behalf of Preferred Shareholders.

The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of the Preferred Shareholder’s Preferred Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Preferred Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Preferred Shareholders, through their respective CDS Participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Preferred Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Preferred Shares determined by it not to be in proper form, or the issue of Offeror Preferred Shares in respect of which may, in the opinion of the Offeror’s legal counsel, be unlawful. The Offeror also reserves the absolute right to, in its sole discretion and subject to the terms and conditions of the Support Agreement, waive: (a) any of the conditions of the Offer; or (b) any defect or irregularity in any deposit of Preferred Shares. No deposit of Preferred Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Preferred Shares or in making payments to any person on account of Preferred Shares accepted for exchange pursuant to the Offer.

Dividends and Distributions; Liens

Subject to the terms and conditions of the Offer and subject, in particular, to Preferred Shares being validly withdrawn by or on behalf of a depositing Preferred Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Preferred Shareholder irrevocably assigns to the Offeror, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others, all of the rights and benefits of a Preferred Shareholder in and to the Preferred Shares deposited to the Offer on its behalf (the “Deposited Preferred Shares”) and in and to all rights and benefits arising from such Deposited Preferred Shares including any and all dividends, distributions, payments, securities, property or other interests excluding Permitted Preferred Share Dividends (collectively, “Distributions”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Preferred Shares or any of them on and after July 23, 2014, including any dividends, distributions or payments on such Distributions.

If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of a Preferred Shareholder, then the whole of any such Distribution shall be received and held by such Preferred Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Preferred Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. The declaration or payment of any such Distribution may have tax consequences not discussed in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Preferred Shareholders should consult their tax advisors in respect of any such Distribution.

Power of Attorney

By the making of a book-entry transfer into the Depositary’s accounts with CDS, a depositing Preferred Shareholder irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Preferred Shares (which Preferred Shares upon being taken up, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), each officer of the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Preferred Shareholder with respect to the Purchased Securities. The making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Preferred Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Prefco; (b) for so long as any Purchased Securities are registered or recorded in the name of such Preferred Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Preferred Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Preferred Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Prefco; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Preferred Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Preferred Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Preferred Shareholder accepting the Offer is also deemed to agree pursuant to the terms of the Letter of Transmittal that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Preferred Shareholder at any time with respect to the Purchased Securities. The Preferred Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Purchased Securities by or on behalf of the depositing Preferred Shareholder unless the Purchased Secuitires are not taken up under the Offer. A Preferred Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities taken up under the Offer at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant classes of Preferred Shares and not to exercise any or all of the other rights or privileges attached to such Purchased Securities, or otherwise act with respect thereto. The Preferred Shareholder accepting the Offer agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Securities. Such Preferred Shareholder further agrees to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the Preferred Shareholder in respect of all or any such Purchased Securities.

Further Assurances

A Preferred Shareholder accepting the Offer is deemed to covenant under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Preferred Shareholder.

Binding Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Preferred Shareholder and the Offeror, effective immediately following the Offeror taking up Preferred Shares deposited by such Preferred Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Preferred Shareholder that: (a) the person on whose behalf a book-entry transfer is made owns the Deposited Preferred Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Preferred Shares and any Distributions being tendered to the Offer; (b) the Deposited Preferred Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Preferred Shares and Distributions, to any other person; (c) the deposit of the Deposited Preferred Shares and Distributions complies with applicable Law; and (d) when the Deposited Preferred Shares and Distributions are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	CONDITIONS OF THE OFFER

Subject to the provisions of the Support Agreement, the Offeror shall have the right to withdraw the Offer (or extend the Offer to postpone taking up and paying for any Preferred Shares tendered to the Offer) and shall not be required to take up, purchase or pay for, any Preferred Shares tendered to the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	the conditions of the Common Share Offer set forth in the Support Agreement shall have been satisfied, or to the extent permitted by Law and the terms of the Support Agreement, waived by the Offeror such that the Offeror shall be bound to take up and pay for the Common Shares validly deposited (and not properly withdrawn) under the Common Share Offer;

(b)	the Required Regulatory Approvals applicable to the Offer shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(c)	the Prefco Board shall not have withdrawn, or changed, modified or qualified in a manner adverse to the Offeror its unanimous recommendation (with the exception of any Interested Directors) that the Preferred Shareholders accept the Offer;

(d)

there shall have been validly tendered under the Offer and not withdrawn such number of Preferred Shares representing at least 66 2/3% of the outstanding Preferred Shares (the “Minimum Tender Condition”);

(e)	the Offeror shall have determined in its reasonable judgment that (i) no act, action, suit or proceeding shall have been taken, commenced or threatened before or by any Governmental Entity or by any elected or appointed public official or private Person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law shall have been proposed, enacted, promulgated or applied, in either case:

(A)	to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Preferred Shares or the right of the Offeror to own or exercise full rights of ownership of the Preferred Shares; or

(B)	which, if the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Preferred Shares) were consummated, would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; or

(C)	seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Prefco or to compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Prefco as a result of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Preferred Shares);

(f)	all representations and warranties of the Company and Prefco set forth in the Support Agreement shall be true and correct in all respects (without regard to any materiality or “Material Adverse Effect” qualifications contained therein), as if made on and as of the Expiry Time (except to the extent that such representations and warranties speak to an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), unless the failure of such representations and warranties to be so true and correct, would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole, and the Company and Prefco have each delivered a certificate confirming same to the Offeror, executed by two senior officials (in each case without personal liability) of the Company and Prefco, respectively, addressed to the Offeror and dated the date on which the Expiry Time occurs;

(g)	the Company and Prefco shall have complied with all covenants and obligations in all material respects that are to be complied with under the Support Agreement at or prior to the Expiry Time, and the Company and Prefco have each delivered a certificate confirming same to the Offeror, executed by two senior officials of the Company and Prefco (in each case without personal liability) addressed to the Offeror and dated the date on which the Expiry Time occurs;

(h)	a Material Adverse Effect shall not have occurred with respect to the Company and its Subsidiaries, taken as a whole; and

(i)	the Support Agreement shall not have been terminated, and no event shall have occurred that, with notice or lapse of time or both, gives the Offeror the right to terminate the Support Agreement.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Notwithstanding the foregoing, the Support Agreement restricts the Offeror’s ability to amend certain terms and conditions of the Offer without the prior written consent of Prefco.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and provide a copy of such notice to the TSX, and to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the Preferred Shareholders in the manner set forth in Section 9 of this Offer, “Notice and Delivery”. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Preferred Shares tendered to the Offer.

Any determination by the Offeror concerning any event or other matter described in the foregoing conditions of this Section 4 will be final and binding upon all parties.

5.	EXTENSION AND VARIATION OF THE OFFER

The Offer is open for acceptance from the date hereof until the Expiry Time, unless the Offer is withdrawn or is extended by the Offeror.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law), to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable Law, by giving notice in writing to the Depositary at its principal office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Preferred Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Offeror Preferred Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Preferred Shareholders as required by applicable Securities Laws at their respective addresses appearing in the share register of Prefco. In addition, the Offeror will provide a copy of such notice to the TSX and the applicable Securities Regulatory Authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. The Support Agreement restricts the Offeror’s ability to amend certain terms and conditions of the Offer without the prior written consent of Prefco and the Locked-Up Shareholders. See Section 5 of the Circular, “Agreements Relating to the Offer – Support Agreement”.

During any extension of the Offer, all Preferred Shares previously tendered and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of this Offer, “Right to Withdraw Deposited Preferred Shares”. An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 4 of this Offer, “Conditions of the Offer”.

Under applicable Securities Laws, if there is a variation in the terms of the Offer, the period during which Preferred Shares may be tendered to the Offer will not expire before ten (10) days after the date that the notice of variation has been delivered.

6.	TAKE-UP AND PAYMENT FOR DEPOSITED PREFERRED SHARES

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of this Offer, “Conditions of the Offer”), the Offeror will take up Preferred Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of this Offer, “Right to Withdraw Deposited Preferred Shares”, not later than ten (10) calendar days after the Expiry Time and will pay for the Preferred Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the Preferred Shares. Any Preferred Shares tendered to the Offer after the first date on which Preferred Shares have been taken up by the Offeror will be taken up and paid for not later than ten (10) calendar days after such tender.

Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Preferred Shares or to terminate the Offer and not take up or pay for any Preferred Shares pursuant to the Offer if any condition specified in Section 4 of this Offer, “Conditions of the Offer” is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Preferred Shares in order to comply, in whole or in part, with any applicable Law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Preferred Shares validly tendered and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Preferred Shares pursuant to the Offer at its principal office in Toronto, Ontario.

The Offeror will pay for Preferred Shares validly tendered to the Offer and not withdrawn by electronically delivering to the Depositary sufficient Offeror Preferred Shares for transmittal to depositing Preferred Shareholders. The Depositary will act as the agent of the Persons who have tendered Preferred Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payments to such Persons. Receipt of payment by the Depositary will be deemed to constitute receipt of payments by Persons depositing Preferred Shares. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary, to Persons depositing Preferred Shares, on the purchase price of Preferred Shares purchased by the Offeror, regardless of any delay in making such payment.

No physical certificate(s) for Offeror Preferred Shares (or any Offeror Converted Preferred Shares which may be issued following the due conversion of Offeror Preferred Shares) will be issued to Preferred Shareholders. The Offeror Preferred Shares will be issued in book-entry only form and must be purchased, transferred, converted or redeemed through CDS Participants. Settlement with each depositing Preferred Shareholder will be effected by the Depositary and the applicable Preferred Shareholders by CDS crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of issued Offeror Preferred Shares and each CDS Participant issuing the Offeror Preferred Shares to the depositing Preferred Shareholder that it represents is entitled.

If any Deposited Preferred Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, unpurchased Preferred Shares will be returned, at the Offeror’s expense, to the depositing Preferred Shareholder as soon as it is practicable following the Expiry Time or the termination or withdrawal of the Offer. The Offeror understands that CDS will credit the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of the unpurchased Preferred Shares.

7.	RETURN OF DEPOSITED PREFERRED SHARES

If any Deposited Preferred Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, they will be returned, at the Offeror’s expense, to the depositing Preferred Shareholder as soon as is practicable following the Expiry Time or termination or withdrawal of the Offer by crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of the unpurchased Preferred Shares.

8.	RIGHT TO WITHDRAW DEPOSITED PREFERRED SHARES

Except as otherwise stated in this Section 8, all deposits of Preferred Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Preferred Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the depositing Preferred Shareholder:

(a)	at any time before the Preferred Shares have been taken up by the Offeror;

(b)	at any time before the expiration of ten (10) calendar days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, which change is one that would reasonably be expected to affect the decision of a Preferred Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Offeror Preferred Shares) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Preferred Shares pursuant to the Offer where the Expiry Time is not extended for a period greater than ten (10) calendar days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities and only if such Deposited Preferred Shares have not been taken up by the Offeror at the date of the notice; or

(c)	at any time after three (3) Business Days from the date the Offeror takes up the Preferred Shares, if such Preferred Shares have not been paid for by the Offeror.

Withdrawals of Preferred Shares deposited pursuant to the Offer must be effected via CDS through a Preferred Shareholder’s investment dealer, broker, bank, trust company or other nominee. A notice of withdrawal of Preferred Shares deposited must actually be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Preferred Shareholders should contact their investment dealer, broker, bank, trust company or other nominee for assistance.

A Preferred Shareholder’s investment dealer, broker, bank, trust company or other nominee may set deadlines for the withdrawal of Preferred Shares deposited to the Offer that are earlier than those specified above. Preferred Shareholders should contact their investment dealer, broker, bank, trust company or other nominee for assistance.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Preferred Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Preferred Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of this Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Preferred Shares or is unable to take up or pay for Preferred Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offeror all Deposited Preferred Shares and Distributions, and such Preferred Shares may not be withdrawn except to the extent that depositing Preferred Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Law.

9.	NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice and unless otherwise specified by applicable Law, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Preferred Shareholders if it is mailed by first class mail to CDS and will be deemed, unless otherwise specified by applicable Law, to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Preferred Shareholders and notwithstanding any interruption of mail service in Canada following mailing.

The Offeror understands that, upon receipt of any such notice, CDS will provide a notice to its CDS Participants in accordance with the applicable CDS policies and procedures for the book-entry system then in effect.

Except as otherwise required or permitted by Law, in the event of any interruption of mail service in Canada, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by Law, if post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Preferred Shareholders if: (a) it is given to the TSX for dissemination through its facilities; (b) if it is published once in the National Edition of The Globe and Mail or the National Post; or (c) it is given to the Marketwire News Wire Service for dissemination through its facilities.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal.

10.	MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular or the Letter of Transmittal, any relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary in Toronto, Ontario until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under Section 6 of this Offer, “Take-Up and Payment for Deposited Preferred Shares”, any relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Preferred Shareholder at the office of the Depositary in Toronto, Ontario. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under Section 9 of this Offer, “Notice and Delivery”.

11.	CHANGES IN CAPITALIZATION

If, on or after the date of the Offer, Prefco should divide, combine, reclassify, consolidate, convert or otherwise change any of the Preferred Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of this Offer, “Conditions of the Offer”, make such adjustments to the consideration to be received by Preferred Shareholders pursuant to the Offer or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor) as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change.

12.	PREFERRED SHARES NOT DEPOSITED UNDER THE OFFER

The purpose of the Offer is to enable the Offeror to exchange all outstanding Preferred Shares for newly issued preferred shares of the Offeror, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Preferred Shares to acquire all of the Preferred Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Preferred Shares are tendered, a Compulsory Acquisition, as discussed in Section 23 of the Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer”.

13.	MARKET PURCHASES

As of the date hereof, the Offeror does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire beneficial ownership of any Preferred Shares other than under the terms of the Offer. However, under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, as applicable, the Offeror may purchase Preferred Shares other than under the terms of the Offer provided:

(a)	such intention is stated in a news release issued and filed at least one (1) Business Day prior to making such purchases;

(b)	the aggregate number of Preferred Shares beneficially acquired does not exceed 5% of the outstanding Preferred Shares as of the date of the Offer;

(c)	the purchases are made in the normal course through the facilities of the TSX;

(d)	the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX on each day in which Preferred Shares have been purchased; and

(e)	the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Offeror, the seller or their respective agents.

In no event will the Offeror make any such purchases of Preferred Shares through the facilities of the TSX until the third clear trading day following the date of the Offer.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

For the purposes of this Section 13, the “Offeror” includes the Offeror and any Person acting jointly or in concert with the Offeror.

14.	OTHER TERMS OF THE OFFER

No broker, investment dealer or other Person (including the Depositary, the Information Agent or any dealer manager) has been authorized to make any representation or warranty on behalf of the Offeror or any of its Affiliates in connection with the Offer other than as contained in the Offer and, if any such representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person shall be deemed to be the agent of the Offeror or any of its affiliates, the Depositary, the Information Agent or any dealer manager for the purposes of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns in respect thereof to the non-exclusive jurisdiction of the courts of the Province of Ontario.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits of Preferred Shares be accepted from or on behalf of) Preferred Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Preferred Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular and the Letter of Transmittal, the validity (including of receipt) of any acceptance of the Offer and any withdrawal of Preferred Shares, including the satisfaction or non-satisfaction of any condition, and reserves the right to reject any and all deposits which the Offeror determines not to be in proper form or that may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Preferred Share and the accompanying documents or any particular Preferred

Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary, the Information Agent, any dealer manager or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

The provisions of the Glossary, the Summary, the Circular and the Letter of Transmittal accompanying the Offer, including the instructions contained therein, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

The Offer and the accompanying Circular together constitute the take-over bid circular required under applicable Securities Laws with respect to the Offer as contemplated by the Support Agreement. Preferred Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: August 14, 2014

BCE INC.

(signed) GEORGE A. COPE President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated August 14, 2014 by the Offeror to exchange, upon the terms and subject to the conditions described therein, all of the issued and outstanding Preferred Shares for newly issued preferred shares of the Offeror, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. The terms and provisions of the Offer and Letter of Transmittal are incorporated into and form part of this Circular. Capitalized terms used in this Circular and not otherwise defined herein, shall have the respective meanings given thereto in the Glossary unless the context otherwise requires.

1.	THE OFFEROR

The Offeror is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: wireless, high-speed Internet, Internet protocol television (IPTV) and satellite TV, local and long distance, business Internet protocol (IP)-broadband and information and communications technology (ICT) services. The Offeror reports the results of its operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell Canada is the largest local exchange carrier in Ontario and Québec, and is comprised of the Offeror’s Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that holds assets in TV, radio, digital media and out-of-home advertising.

The Offeror is incorporated under the CBCA. The registered and head office of the Offeror is located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3.

For the year ended December 31, 2013, the Offeror had total operating revenues of approximately $20.4 billion and net earnings of approximately $2.4 billion.

Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Preferred Shareholders who receive Offeror Preferred Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction will become preferred shareholders of the Offeror. Additional information with respect to the Offeror Preferred Shares is set forth in Section 11 of the Circular, “Certain Information Concerning Securities of the Offeror”.

For further information regarding the Offeror, refer to the Offeror’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com, including the documents incorporated herein by reference in Section 27 of this Circular, “Documents Incorporated by Reference”. Further information regarding the Offeror may also be obtained from the Offeror’s filings with the SEC which can be obtained by visiting the SEC’s website at www.sec.gov.

2.	PREFCO

Prefco, a wholly-owned Subsidiary of Bell Aliant GP, was formed for the sole purpose of being the issuer of preference shares for the Bell Aliant Group. Prefco is incorporated under the CBCA. Prefco’s registered and head office is located at 7 South, Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5.

For further information regarding Prefco, refer to Prefco’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com.

3.	BACKGROUND TO THE OFFER

The Offeror is the Company’s largest shareholder and holds, together with its Affiliates, 100,376,270 Common Shares, representing 44.06% of the issued and outstanding Common Shares. In 2006, when the former Aliant Inc. (“Aliant”) converted to an income trust (Bell Aliant Regional Communications Income Fund) and Aliant exchanged its wireless operations for Bell Canada’s regional wireline operations in Ontario and Québec, the parties entered into a securityholders’ agreement which gave the Offeror the right to appoint a majority of the directors of Bell Aliant GP for so long as it owns, directly or indirectly, more than 30% of the Common Shares and certain commercial agreements between Bell Canada and Bell Aliant LP are in place, and to nominate a majority of the directors of the Company in the same circumstances. This agreement (now the Securityholders’ Agreement) gives the Offeror effective control over the Company and its Subsidiaries.

The Offeror and the Company have had discussions from time to time over several years about the Offeror acquiring the remainder of the outstanding Common Shares which it does not own. Concurrent with the Preferred Share Exchange Offer, the Offeror is making an offer to acquire the Common Shares which it does not directly or indirectly own. The Preferred Share Exchange Offer is being made at the same time as the Common Share Offer and is conditional upon completion of the Common Share Offer. See Section 5 of the Circular, “Agreements with the Offeror – Support Agreement”.

In March of 2014, the Offeror Board authorized the Offeror to acquire all of the outstanding Common Shares not already owned by the Offeror. The Offeror engaged BMO Capital Markets and RBC Capital Markets as its financial advisors, and Goodmans and Sullivan & Cromwell as its Canadian and U.S. legal advisors, respectively, in connection with the Offers.

In May of 2014, proposed terms of the Offers were reviewed with the Offeror Board and, on June 11, 2014, the Offeror delivered a proposal to the independent directors of the Company with a non-binding proposal that the Offeror would offer to acquire all of the outstanding Common Shares not already owned by it (the “Proposal”).

The Proposal provided that the Offeror would be prepared to make an offer to the Common Shareholders to acquire the Common Shares not owned by the Offeror for $30.00 per Common Share, with the aggregate cash amount payable by the Offeror representing 25% of the transaction value and the aggregate share amount representing 75% of the transaction value. In addition, as part of the Proposal, the Company indicated it would be prepared to make a concurrent offer to exchange all of the outstanding Preferred Shares for preferred shares of the Offeror having substantially similar financial terms. The Proposal provided that the Offeror would make the offer to acquire Common Shares by way of tender offer and that the Company and Prefco would enter into a support agreement with the Offeror in that regard. The Proposal further provided that the offer for the Common Shares would be conditional on the unanimous support of the Company Board, more than 50% of the Common Shares held by Common Shareholders being tendered, and other customary conditions, and that the offer for Common Shares would not be conditional on completion of the concurrent exchange offer for Preferred Shares. The letter indicated that the Proposal was not conditional on due diligence or obtaining external financing.

On June 13, 2014, the Prefco Board established the Prefco Special Committee to consider the Proposal. The Prefco Special Committee and Bell Aliant engaged Blakes to serve as legal counsel. The Prefco Special Committee retained Scotia as its financial advisor with responsibility to, among other things, prepare and deliver to the Prefco Special Committee one or more written opinions as to the adequacy or fairness, from a financial point of view, of the consideration to be offered to Preferred Shareholders pursuant to the Proposal or any variation thereof.

The Prefco Special Committee met as a committee two times in July 2014, in person or by telephone. The Prefco Special Committee undertook a review of the Proposal and obtained the advice of its legal and financial advisors for such purpose.

On July 17, 2014, following discussions between the Offeror’s senior management and members of the Prefco Special Committee, the Offeror and the Prefco Special Committee prepared a non-binding memorandum of understanding to reflect terms of a possible transaction between them which included, among other things, that the Prefco Special Committee would positively recommend a revised Proposal based on the advice of Scotia and subject to the ability to change such recommendation in compliance with its members’ fiduciary duties. On the same date, Blakes provided comments to Goodmans, counsel to the Offeror, on a draft Support Agreement that had been provided by Offeror. The parties continued to negotiate the terms of the Support Agreement over the period of July 18 to 20, 2014.

As part of discussions on July 16 and 17, 2014, the Offeror’s management confirmed to the Prefco Special Committee that it intended to offer to exchange the outstanding Preferred Shares for newly issued preferred shares of Offeror having the same financial terms as those of the Preferred Shares for which they are being exchanged. The terms of the Offeror Preferred Shares to be offered in exchange for Preferred Shares were reviewed by the advisors to the Prefco Special Committee and determined to have the same financial terms as the applicable series of Preferred Shares. This was reported to the Prefco Special Committee on the evening of July 21, 2014.

On July 21, 2014, the Prefco Special Committee met to receive an update from Blakes and representatives of the Company’s management regarding the Support Agreement, the status of outstanding negotiations and outstanding business points.

At a meeting of the Prefco Special Committee held on July 22, 2014 concurrently with a meeting of the Company Special Committee to consider the Common Share Offer, the Prefco Special Committee received the oral opinion of Scotia (subsequently confirmed in writing) that the consideration to be offered to Preferred Shareholders pursuant to the Offer is fair, from a financial point of view, to the Preferred Shareholders. The Prefco Special Committee unanimously resolved to recommend to the Prefco Board that the Prefco Board recommend that the Preferred Shareholders accept the Offer. The Prefco Special Committee also reviewed the general terms of the Support Agreement and, subject to the comments of the Prefco Special Committee, unanimously resolved to recommend that the Prefco Board authorize the Prefco to enter into the Support Agreement subject to the final terms being agreed between the Parties.

At a meeting of the Prefco Board on the evening of July 22, 2014, the Prefco Board received the recommendations from the Prefco Special Committee that the Prefco Board recommend that the Preferred Shareholders accept the Offer and authorize Prefco to enter into the Support Agreement. Mr. Reevey, the chairman of the Prefco Special Committee, reported to the Prefco Board that the Prefco Special Committee had received an oral opinion from Scotia (subsequently confirmed in writing) that the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders. With the Interested Directors declaring their respective interests and abstaining, the Prefco Board resolved, with all other members of the Prefco Board voting in favour of the resolution, to recommend that Preferred Shareholders accept the Offer and authorized the entering into of the Support Agreement.

Over the balance of the evening of July 22, 2014, representatives of the Offeror, the Prefco Special Committee, the Company and Prefco finalized the terms of the Support Agreement and, effective 12:01 a.m. Eastern time on July 23, 2014, executed the Support Agreement. Prior to the opening of markets on July 23, 2014, the Offeror and the Company issued a joint press release announcing the Common Share Offer, the support of the Common Share Offer by the Company Special Committee and the Company Board, the support of the Offer by the Prefco Special Committee and the Prefco Board, and the entering into of the Support Agreement by the Offeror, the Company and Prefco.

4.	REASONS TO ACCEPT THE OFFER

Preferred Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

Same Financial Terms

Under the Offer, Preferred Shareholders who tender their Preferred Shares will receive Offeror Preferred Shares, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. The financial terms of the Offeror Converted Preferred Shares into which the Offeror Preferred Shares may be converted will also be the same as those attached to the Converted Preferred Shares into which the Preferred Shares may be converted.

Better Credit Profile

Following the completion of the Offer, existing Preferred Shareholders will benefit from the Offeror’s superior size, business diversification and financial strength. The Offeror has received from each of DBRS and S&P provisional ratings for the Offeror Preferred Shares to be issued under the Offer that are one ranking higher, in each case, than the existing ratings for the Preferred Shares.

Unanimous Special Committee and Board Recommendation

The Prefco Special Committee, following consultation with its financial and legal advisors, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders, and (b) recommended the entering into of the Support Agreement and recommended that the Prefco Board recommend that Preferred Shareholders accept the Offer. The Prefco Board (with the exception of the Interested Directors), upon the recommendation of the Prefco Special Committee, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders, and (b) approved the entering into of the Support Agreement and the making of the unanimous recommendation that Preferred Shareholders accept the Offer.

Fairness Opinion

The Prefco Special Committee engaged Scotia to provide the Fairness Opinion in connection with the Offer. Based upon the assumptions, limitations and qualifications set forth in the Fairness Opinion, Scotia was of the opinion that, as of July 22, 2014, the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders. A copy of the Fairness Opinion is appended to the Directors’ Circular as Appendix “A”. Preferred Shareholders should read the Fairness Opinion in its entirety.

Continued Entitlement to Dividends

Completion of the Offer will not affect the amount or timing of dividends. Any dividends declared by the Prefco Board for payment to Preferred Shareholders of record on a date prior to the date upon which such Preferred Shares are exchanged for Offeror Preferred Shares, will be paid on the payable date to all Preferred Shareholders of record on the record date for the dividend, notwithstanding the exchange of such Preferred Shares.

Opportunity to Defer Canadian Taxation on Capital Gains

Taxable Canadian Preferred Shareholders who tender their Preferred Shares to the Offer will generally be entitled to a rollover to defer Canadian taxation on any capital gains in respect of such shares. See Section 24 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

Greater Liquidity

The Offeror already has 16 series of outstanding first preferred shares consisting of an aggregate of 135,000,000 shares listed on the TSX. It is expected that the Offeror Preferred Shares will benefit from increased liquidity relative to the Preferred Shares.

Support Agreement

On July 23, 2014, the Offeror, Prefco and the Company entered into the Support Agreement pursuant to which the Parties agreed, among other things, to make the Offer and Prefco agreed to support the Offer, upon and subject to the terms and conditions of the Support Agreement. See Section 5 of this Circular “Agreements Relating to the Offer – Support Agreement”.

5.	AGREEMENTS RELATING TO THE OFFER

Mutual Confidentiality Agreement

The Offeror and the Company entered into the Confidentiality Agreement dated as of July 11, 2014 pursuant to which each party agreed, subject to certain exceptions, to treat confidentially and not disclose, and to cause its representatives to treat confidentially and not disclose, any confidential information made available to it in connection with the Offers.

Support Agreement

Pursuant to the Support Agreement, the Offeror agreed to make or cause to be made, and Prefco agreed to support, the Offer, subject to the conditions set forth therein. The following is a summary of the principal terms of the Support Agreement. It does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement filed by Prefco with the applicable Securities Regulatory Authorities and available under Prefco’s profile on SEDAR at www.sedar.com.

Prefco Approval of the Offer

Prefco has represented to the Offeror that the Prefco Board (with the exception of the Interested Directors) has unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders.

Completion of Common Share Offer

Subject to the provisions of the Support Agreement, the Offeror has the right to withdraw the Offer (or extend the Offer to postpone taking up and paying for any Preferred Shares deposited under the Offer) and will not be required to take up, purchase or pay for, any Preferred Shares deposited under the Offer unless, among other things, at or prior to the Expiry Time, the conditions of the Common Share Offer as set forth in the Support Agreement have been satisfied, or to the extent permitted by Law and the terms thereof, waived by the Offeror such that the Offeror will be bound to take up and pay for the Common Shares validly deposited (and not properly withdrawn) under the Common Share Offer.

Representations and Warranties of the Company and Prefco

The Company and Prefco made customary representations and warranties in the Support Agreement, including those in respect of the following matters: (a) organization and qualification; (b) ownership of subsidiaries; (c) corporate authorization; execution and binding obligation; (d) absence of conflict or breach; required filings and consents; (e) capitalization; (f) Securities Laws matters; (g) financial statements; (h) absence of Material Adverse Effect; (i) disclosure controls and internal control over financial reporting; (j) undisclosed liabilities; (k) shareholder and similar agreements; (l) litigation; (m) compliance with applicable Law; (n) brokers; (o) restrictions on business activities; (p) rights of other Persons; (q) licenses; (r) material contracts; (s) labour matters; (t) employees; (u) tax matters; (v) intellectual property; (w) leased property; (x) personal property; (y) insurance; (z) non-Arm’s Length transactions; (aa) books and records; (bb) residence; (cc) certain U.S. Securities Laws matters; and (dd) Employee Plans.

Representations and Warranties of the Offeror

The Offeror made customary representations and warranties in the Support Agreement, including those in respect of the following matters: (a) organization; (b) corporate authorization; execution and binding obligation; (c) absence of conflict or breach; required filings and consents; (d) Securities Laws matters; (e) financial statements; (f) absence of Material Adverse Effect; (g) disclosure controls and internal control over financial reporting; (h) undisclosed liabilities; (i) litigation; (j) employee plans of the Offeror; (k) availability of funds; (l) authorized capital of the Offeror; (m) stock exchange compliance; (n) Common Share and Preferred Share ownership; (o) residence; (p) eligibility to file Form F-8 under the U.S. Securities Act of 1933, as amended; and (q) the Investment Canada Act (Canada).

Covenants by the Company and Prefco

The Company and Prefco have agreed to, among other things: (a) conduct their respective businesses, and the Company shall cause its Subsidiaries to conduct their respective businesses, and not to take any action except, in the Ordinary Course and in a manner substantially consistent with past practice and in compliance with applicable Law; and (b) use commercially reasonable efforts, and the Company shall cause its Subsidiaries to use commercially reasonable efforts, to cooperate with the Offeror in structuring, planning and preparing any transaction and take such actions as are necessary to carry out any reorganization (including for tax purposes) of their respective capital, assets and corporate structure as the Offeror may reasonably require, provided, however, that no such transaction or reorganization will be undertaken unless (i) the Offeror has made the Common Share Offer, (ii) the effectiveness thereof shall only occur immediately prior to the Offeror taking up the Common Shares under the Common Share Offer (but following the Offeror publicly announcing its intention to do so), (iii) it shall not materially impede, delay or prevent completion of the Common Share Offer or the Offer or any Required Regulatory Approvals, (iv) it will not, in the opinion of the Company and Prefco, acting reasonably, prejudice the Common Shareholders, the Preferred Shareholders or the holders of accrued entitlements under the Employee Plans, (v) no such transaction or reorganization will occur unless it is permitted under and in compliance with applicable Law (including the CBCA), the articles of incorporation, limited partnership agreement and other constating documents of the Company, Prefco or such Subsidiary, as applicable, and the Preferred Share Agreements, and (vi) no such transaction or reorganization will occur unless it is permitted under and in compliance with existing Material Contracts of the Company and its Subsidiaries, or any required consents under such Material Contracts are obtained, and provided further that no such actions will be considered to constitute a breach of the covenants, representations or warranties of the Support Agreement.

The Company has agreed to, and will cause each of its Subsidiaries to: (a) use commercially reasonable efforts to satisfy the conditions of the Common Share Offer set forth in the Support Agreement, to the extent the same are within its control and not take any action or enter into any transaction, which would, or would reasonably be expected to (i) cause any such condition to become incapable of satisfaction, or (ii) render the transactions contemplated by the Support Agreement incapable of completion or materially more difficult to complete; (b) promptly notify the Offeror orally and in writing of (i) the occurrence of any Material Adverse Effect relating to the Company and its Subsidiaries, taken as a whole, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same are being contemplated), or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would be reasonably likely to (A) cause any of the representations of the Company contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (B) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Common Share Offer Expiry Time; (c) use commercially reasonable efforts to make or cooperate with the Offeror as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the Common Share Offer and any related Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Common Shares and take all reasonable action necessary to be in compliance with such Laws; and (d) defend all lawsuits or other legal, regulatory or other proceedings against the Company or any of its Subsidiaries challenging or affecting the making or completion of the Common Share Offer, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of the Common Shares.

Prefco has agreed to: (a) use reasonable commercial efforts to satisfy the conditions of the Offer set forth in the Support Agreement, to the extent the same are within its control and not take any action or enter into any transaction, which would, or would reasonably be expected to (i) cause any such condition to become incapable of satisfaction, or (ii) render the transactions contemplated by the Support Agreement in respect of the Offer incapable of completion or materially more difficult to complete; (b) promptly notify the Offeror orally and in writing of (i) the occurrence of any Material Adverse Effect relating to Prefco, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same are being contemplated), or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would be reasonably likely to (A) cause any of the representations of Prefco contained in the Support Agreement to be untrue or inaccurate in any material respect, or (B) result in the failure in any material respect of Prefco to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Expiry Time; (c) use commercially reasonable efforts to make or cooperate with the Offeror as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the Offer and any related Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Preferred Shares and take all reasonable action necessary to be in compliance with such Laws; and (d) defend all lawsuits or other legal, regulatory or other proceedings against Prefco challenging or affecting the making or completion of the Offer, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of the Preferred Shares.

The Company and Prefco have also agreed that they will not: (a) take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company or Prefco in the Support Agreement untrue in any material respect; or (b) declare, set aside or pay any dividends on, or make any other distributions on or in respect of, any securities other than Permitted Preferred Share Dividends, provided that if the Common Share Offer Effective Date occurs and neither a Compulsory Acquisition nor a Subsequent Acquisition Transaction shall have been completed in respect of the Common Shares on or prior to December 1, 2014, then the Company shall be entitled to declare a dividend, to shareholders of record as of the close of business on December 15, 2014 (or such other date after December 15, 2014 as the Parties may agree upon, acting reasonably), in an amount per Common Share equal to (i) if, on such date, the Offeror is actively pursuing a Compulsory Acquisition or a Subsequent Acquisition Transaction, an amount not greater than the Permitted Common Share Dividend, or (ii) if, on such date, the Offeror is not actively pursuing a Compulsory Acquisition or a Subsequent Acquisition Transaction, an amount determined by the Company Board in its sole discretion.

Except as required by applicable Law or any agreement to which the Company or any of its Subsidiaries is a party at the date of the Support Agreement, and in the case of clauses (a) and (b) below, except for such salary and compensation increases and bonuses as are approved by the Company in the Ordinary Course and disclosed to the

Offeror, the Company will not, and will not permit any of its Subsidiaries to, do any of the following: (a) increase the amount of any benefit or amount payable under any Employee Plan; (b) increase the compensation or benefits of any former, present or future director, officer, employee or consultant of the Company or any of its Subsidiaries; (c) accelerate the release of, or the expiry date of, any hold period relating to any Common Shares, Deferred Shares or other share based compensation awards held in the Employee Plans, or otherwise amend, vary or modify the Employee Plans; or (d) adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or compensation to any former, present or future director, officer or employee of the Company or any of its Subsidiaries holding, in the case of any officer or employee, a position of Vice President or any position senior thereto or amend any employee benefit plan, policy, severance or termination agreement.

Covenants of the Offeror

The Offeror has agreed to, among other things: (a) use reasonable commercial efforts to satisfy the conditions to the Offers set forth in the Support Agreement, to the extent the same are within its control; (b) promptly notify the Company orally and in writing of: (i) the occurrence of any Material Adverse Effect relating to the Offeror and its Subsidiaries, taken as a whole, or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would reasonably be likely to (A) cause any of the representations of the Offeror contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect or (B) result in the failure in any material respect of the Offeror to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Common Share Offer Expiry Time or the Expiry Time, as applicable; (c) use reasonable commercial efforts to make or cooperate with the Company and Prefco as necessary in the making of all necessary filings and applications under all applicable Law; (d) apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the NYSE of the Offeror Common Shares to be issued pursuant to the Common Share Offer and for trading on the TSX of the Offeror Preferred Shares to be issued pursuant to the Offer, subject only to satisfaction by the Offeror of customary conditions of the TSX and the NYSE, as applicable; (e) make the Offers in accordance with the provisions of the Support Agreement and in compliance with all applicable Law; (f) subject to the terms and conditions of the Support Agreement relating to the Common Share Offer and of the Common Share Offer, take up the Common Shares deposited under the Common Share Offer and pay for such Common Shares in accordance with the Support Agreement and Securities Laws; (g) subject to the terms and conditions of the Support Agreement relating to the Offer and of the Offer, take up the Preferred Shares deposited under the Offer and pay for such Preferred Shares in accordance with the Support Agreement and Securities Laws; and (h) defend all lawsuits and legal, regulatory or other proceedings against the Offeror challenging or affecting the Support Agreement or the making or completion of the Offers, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of either of the Offers.

The Offeror has agreed to make a Tax Election with Eligible Holders who exchange Preferred Shares for Offeror Preferred Shares and who provide the Offeror with a validly completed tax election package within 90 days after the Eligible Holder’s Preferred Shares are taken up pursuant to the Offer. Eligible Holders who wish to make a Tax Election should contact the Senior Vice-President, Taxation of the Offeror.

The Offeror has also agreed that it will not, directly or indirectly: (a) amend or propose to amend the terms of the Offeror Shares; (b) split, combine or reclassify any outstanding Offeror Shares; (c) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Offeror to consummate the Offers or the other transactions contemplated by the Support Agreement; (d) take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Offeror in the Support Agreement untrue in any material respect; or (e) take any action or enter into any transaction which would, or would reasonably be expected to (i) cause the conditions to the Offers set forth in the Support Agreement to become incapable of satisfaction or (ii) render the transactions contemplated by the Support Agreement incapable of completion or materially more difficult to complete.

Subject to the provisions of the Support Agreement, the Offeror may, in its sole discretion, modify or waive any term or condition of either or both the Offers or extend the Common Share Offer Expiry Time or the Expiry Time (it being understood that the Common Share Offer may not be extended beyond the Outside Date unless the Company and the Offeror otherwise agree, and the Offer may not be extended beyond the Outside Date unless the Company, Prefco and the Offeror otherwise agree); provided that the Offeror shall not, (a) without the prior written consent of the

Company: (i) impose additional conditions to the Common Share Offer; (ii) decrease the consideration offered to Common Shareholders or the number of Common Shares offered to be purchased; (iii) decrease the cash consideration offered under the Cash Alternative or the Cash and Share Alternative; (iv) decrease the fraction of an Offeror Common Share offered under the Share Alternative or the Cash and Share Alternative; (v) modify or waive the Required Regulatory Approval that approval for listing of the Offeror Common Shares on the NYSE and TSX be obtained; or (vi) otherwise vary the Common Share Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition) in a manner which the Company Board, acting reasonably, determines is materially adverse to the Common Shareholders, or (b) without the prior written consent of Prefco: (i) impose additional conditions on the Offer; (ii) decrease the consideration offered to Preferred Shareholders or the number of Preferred Shares offered to be purchased; (iii) change the form of consideration (other than to increase the total consideration per Preferred Share) offered to Preferred Shareholders; (iv) modify or waive the Required Regulatory Approval that approval for listing of the Offeror Preferred Shares on the TSX be obtained; or (v) otherwise vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition) in a manner which the Prefco Board, acting reasonably, determines is materially adverse to the Preferred Shareholders.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Common Share Offer Effective Date by mutual written agreement of the Parties.

Either the Company or the Offeror may terminate the Support Agreement by notice in writing, at any time, if:

(a)	the Common Share Offer Effective Date has not occurred on or before the Outside Date, except that this termination right shall not be available to a Party if its failure to fulfill any of its obligations or breach of any of its representations and warranties under the Support Agreement has been the cause of, or resulted in, the failure of the Common Share Offer Effective Date to occur by the Outside Date; or

(b)	after the date of the Support Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Common Share Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares illegal or otherwise permanently prohibits or enjoins the Offeror from consummating the Common Share Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares, and such Law has, if applicable, become final and non-appealable.

The Offeror may terminate the Support Agreement by notice in writing, at any time, if:

(a)	any condition of the Common Share Offer as set forth in the Support Agreement is not satisfied or waived by the Common Share Offer Expiry Time; provided that the Offeror is not then in breach of the Support Agreement so as to be the primary cause of any such condition of the Common Share Offer not to be satisfied;

(b)	any representation and warranty made by the Company in the Support Agreement shall have been at the date thereof, or shall have become at any time prior to the Common Share Offer Expiry Time, untrue or incorrect (without regard to any materiality or “Material Adverse Effect” qualifications contained therein) such that the condition to the Common Share Offer set forth in the Support Agreement with respect to the representations and warranties of the Company, would be incapable of being satisfied by the Common Share Offer Expiry Date, and such inaccuracy is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such inaccuracy is delivered by the Offeror to the Company, and (ii) the Business Day prior to the Common Share Offer Expiry Date;

(c)	(i) the Company is in default in any material respect of any of its covenants or obligations under the Support Agreement, and such default is not curable or, if curable, is not cured by the earlier of (A) the date which is ten days from the date that written notice of such default is delivered by the Offeror to the Company and (B) the Business Day prior to the Common Share Offer Expiry Date; or (ii) the Company breaches any of the covenants or provisions with respect to alternative transactions and changes of recommendation set forth in the Support Agreement in any material respect; or

(d)

(i) the Company Board or the Company Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Common Share Offer in a manner adverse to the Offeror, or fails to publicly recommend or reaffirm its approval or recommendation of the Common Share

Offer within two (2) Business Days of any written request by the Offeror (or, in the event that the Common Share Offer shall be scheduled to expire within such two (2) Business Day period, prior to such scheduled expiry), or makes a public statement inconsistent with its approval or recommendation of the Common Share Offer (a “Company Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an alternative transaction for a period of no more than ten Business Days after the formal announcement thereof shall not be considered a Company Change in Recommendation); or (ii) the Company Board or the Company Special Committee recommends or authorizes the Company to enter into a written agreement with respect to an alternative transaction in accordance with the terms of the Support Agreement.

The Company may terminate the Support Agreement by notice in writing, at any time, if:

(a)	any representation and warranty made by the Offeror in the Support Agreement shall have been at the date thereof, or shall have become at any time prior to the Common Share Offer Expiry Time, untrue or incorrect (without regard to any materiality or “Material Adverse Effect” qualifications contained therein), except where any failures of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect with respect to the Offeror and its Subsidiaries, taken as a whole, and such inaccuracy is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such inaccuracy is delivered by the Company to the Offeror, and (ii) the Business Day prior to the Common Share Offer Expiry Date;

(b)	the Offeror is in default in any material respect of any of its covenants or obligations under the Support Agreement, and such default is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such default is delivered by the Company to the Offeror, and (ii) the Business Day prior to the Common Share Offer Expiry Date;

(c)	provided that certain terms and conditions as outlined in the Support Agreement are met, if the Offeror does not commence the Common Share Offer and mail the Common Share Offer documents by the Offer Deadline (except where the making of the Common Share Offer is delayed by: (i) an injunction or order made by a Governmental Entity, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Common Share Offer to be made; provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, in which case the Support Agreement shall not be terminated by the Company pursuant to this termination right until the earlier of (A) 90 calendar days from the Offer Deadline and (B) the fifth Business Day following the date on which such injunction or order ceases to be in effect or such contests or appeals cease to be sought, or such waiver, consent or approval is obtained or such regulatory waiver, consent or approval ceases to be sought, as applicable), and then only if the Offeror has not commenced the Common Share Offer by such earlier date; or

(d)	(i) the Company Board or the Company Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Common Share Offer pursuant to the terms of the Support Agreement, or (ii) the Company Board or the Company Special Committee recommends or authorizes the Company to enter into a written agreement with respect to an alternative transaction in accordance with the terms for Support Agreement.

Alternative Transactions and Change of Recommendation

The Company Board or the Company Special Committee, and/or the Prefco Board or the Prefco Special Committee, may determine to consider an alternative transaction, enter into an agreement with respect to an alternative transaction, or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco) if:

(a)	the Company (in the case of the Company Board or the Company Special Committee) and/or Prefco (in the case of the Prefco Board and the Prefco Special Committee) is in compliance in all material respects with their respective obligations relating to alternative transactions and a Company Change in Recommendation (in the case of the Company) and a Prefco Change in Recommendation (in the case of Prefco) under the Support Agreement;

(b)

the Company (in the case of the Company Board or the Company Special Committee) and/or Prefco (in the case of the Prefco Board or the Prefco Special Committee) provides prior written notice to the Offeror of its intention to consider an alternative transaction, to enter into an agreement with respect to an alternative transaction, and/or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco); and

(c)	the Company Board and the Company Special Committee and/or the Prefco Board and the Prefco Special Committee, as applicable, have determined, after receiving advice from its outside financial advisors and legal counsel, that the failure to consider such alternative transaction, enter into an agreement with respect to such alternative transaction and/or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco), as applicable, would be inconsistent with its fiduciary duties imposed by applicable Law, considering, among other things, the interest of all stakeholders of the Company, including without limitation the holders of the Common Shares or of the Preferred Shares, as the case may be.

6.	ACCEPTANCE OF THE OFFER

The Offeror has no knowledge regarding whether any of the Preferred Shareholders will accept the Offer.

7.	SOURCE OF OFFERED CONSIDERATION

The Offeror will issue Offeror Preferred Shares to Preferred Shareholders who tender their Preferred Shares to the Offer. As the consideration under the Offer consists solely of Offeror Preferred Shares, the Offer is not subject to any financing condition.

8.	TERMS OF THE OFFEROR PREFERRED SHARES

The Offeror Preferred Shares will have financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. The Offeror Converted Preferred Shares into which each class of Offeror Preferred Shares is convertible will have financial terms that are the same of those attached to the Converted Preferred Shares into which each respective class of Preferred Shares is convertible The holders of each series of Offeror Preferred Shares, during the applicable Initial Fixed Rate Period for such series of Offeror Preferred Shares, will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December each year at an annual rate of $1.2125 per Offeror Series AM Preferred Share, $1.1375 per Offeror Series AO Preferred Share and $1.0625 per Offeror Series AQ Preferred Share. See the “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares” appended hereto as Annex A.

The Offeror believes that the non-financial terms and conditions of the Offeror Preferred Shares and Offeror Converted Preferred Shares, on the one hand, are substantially the same in all materials respects as the non-financial terms and conditions of the corresponding classes of Preferred Shares and Converted Preferred Shares, on the other hand. The following is a summary of the principal differences in the non-financial terms and conditions attached to the Offeror Preferred Shares and Offeror Converted Preferred Shares, on the one hand, and the Preferred Shares and Converted Preferred Shares, on the other hand.

•

Dividend Payment Date.    Quarterly dividends payable on the Offeror Preferred Shares and Offeror Converted Preferred Shares are payable on the last day of March, June, September and December, whereas quarterly dividends payable on the Preferred Shares and Converted Preferred Shares are payable on the last business day of March, June, September and December.

•

Certain Waivers.    Under the terms of the Offeror Preferred Shares and Offeror Converted Preferred Shares, holders of a majority of the shares of a series of Offeror Preferred Shares and Offeror Converted Preferred Shares may waive certain restrictions under the terms of the Offeror Preferred Shares and Offeror Converted Preferred Shares with respect to dividends paid on, and redemptions and retirement of, shares ranking junior to the Offeror Preferred Shares and Offeror Converted Preferred Shares. Under the terms of the Preferred Shares and Converted Preferred Shares, the approval of the holders of two-thirds of a series of Preferred Shares and Converted Preferred Shares would be required.

•

Voting Rights.    Under the terms of the Offeror Preferred Shares and Offeror Converted Preferred Shares holders of Offeror Preferred Shares and Offeror Converted Preferred Shares will be entitled to receive notice of and to attend and vote at meetings of the Offeror’s shareholders in certain circumstances if the Offeror fails to pay eight (8) quarterly dividend payments (whether or not consecutive). Holders of Preferred Shares and Converted Preferred Shares would have the same rights with respect to a meeting of Prefco’s shareholders in the event that Prefco failed to pay six (6) quarterly dividend payments (whether or not consecutive).

•

Nomination Rights.    Pursuant to a nomination agreement dated March 15, 2011 between the Company and Prefco, holders of each series of Preferred Shares and Converted Preferred Shares have certain rights to select a person to be nominated for election as a director of the Company and the procedures applicable thereto in the event that Prefco fails to pay six (6) quarterly dividends on such series of the Preferred Shares or the Converted Preferred Shares, as applicable. Such nomination rights were granted as a result of the fact that the Preferred Shares and Converted Preferred Shares were issued by Prefco, a special purpose subsidiary of the Company, and not by the Company directly. Given that the Offeror is the direct issuer of the Offeror Preferred Shares and the Offeror Converted Preferred Shares, no similar nomination rights will be granted to the holders of Offeror Preferred Shares or the Offeror Converted Preferred Shares.

•

Bell Aliant GP Guarantee.    The Preferred Shares and the Converted Preferred Shares are fully and unconditionally guaranteed by Bell Aliant GP as to (a) the payment of dividends, if, as and when declared, (b) the payment of amounts due on redemption of the Preferred Shares and the Converted Preferred Shares, and (iii) the payment of amounts due on the liquidation, dissolution or winding-up of Prefco. Such guarantee was provided as a result of the fact that the Preferred Shares and Converted Preferred Shares were issued by Prefco, a special purpose subsidiary of the Company. Given that the Offeror is the direct issuer of the Offeror Preferred Shares and the Offeror Converted Preferred Shares, no similar guarantee will be granted to the holders of Offeror Preferred Shares or the Offeror Converted Preferred Shares.

The non-financial terms and conditions of each series of the Offeror Preferred Shares are the same as the non-financial terms and conditions of the Offeror Series AK Preferred Shares and the non-financial terms and conditions of the Offeror Converted Preferred Shares are the same as the non-financial terms and conditions of the Offeror Series AL Preferred Shares.

9.	PURPOSE OF THE OFFER AND PLANS FOR PREFCO

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to exchange all outstanding Preferred Shares for newly issued preferred shares of the Offeror, having financial terms that are the same as those attached to the Preferred Shares for which they are being exchanged. Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Preferred Shares to acquire all of the Preferred Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Preferred Shares are tendered, a Compulsory Acquisition, as discussed in Section 23 of this Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer”.

If for some reason the Offeror is unable to effectuate a Compulsory Acquisition or a Subsequent Acquisition Transaction as outlined above, the Offeror will evaluate other available alternatives. These alternatives could include, to the extent permitted by applicable Law, (a) the Offeror causing Prefco to redeem all or any portion of the outstanding Preferred Shares in accordance with their terms; or (b) purchasing additional Preferred Shares: (i) in the open market; (ii) in privately negotiated transactions; (iii) in another take-over bid or exchange offer or otherwise; or (iv) from Prefco. Any additional purchases of Preferred Shares could be at a price greater than, equal to or less than the price to be paid for Preferred Shares under the Offer and could be for cash or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Preferred Shares acquired pursuant to the Offer. These transactions may be effectuated on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Preferred Shares under the Offer.

Plans for Prefco Following the Completion of the Offer

Following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to cause Prefco to apply to the TSX to delist the Preferred Shares from trading. See Section 17 of this Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by Prefco”.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company, Bell Aliant GP and Prefco to cease to be reporting issuers or its equivalent under applicable Canadian Securities Laws.

If the Offer is successful, the Offeror intends to conduct a detailed review of Prefco and its corporate and capital structure to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist.

10.	UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Preferred Shareholders should refer to Annex B hereto for the unaudited pro forma consolidated statement of financial position of the Offeror as at June 30, 2014 and the unaudited pro forma consolidated income statements of the Offeror for the six-month period ended June 30, 2014 and the year ended December 31, 2013, giving effect to (a) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by the Offeror and its Affiliates) under the Common Share Offer, and (b) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by the Offeror and its Affiliates) under the Common Share Offer and the proposed acquisition of all outstanding Preferred Shares under the Offer, in each case, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s, the Company’s and Prefco’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offers will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offers have been excluded from such unaudited pro forma consolidated financial statements. Preferred Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

11.	CERTAIN INFORMATION CONCERNING SECURITIES OF THE OFFEROR

Authorized and Outstanding Share Capital

The authorized share capital of the Offeror consists of: (a) an unlimited number of Offeror Common Shares; (b) an unlimited number of non-voting class B shares (the “Offeror Class B Shares”); (c) an unlimited number of first preferred shares issuable in series (the “Offeror First Preferred Shares”); and (d) an unlimited number of second preferred shares issuable in series (the “Offeror Second Preferred Shares”), all without nominal or par value.

Offeror Common Shares

Holders of Offeror Common Shares are entitled to one vote per share at all meetings of shareholders, except meetings at which only holders of other classes or series of shares of the Offeror are entitled to vote. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Offeror ranking prior to the Offeror Common Shares, holders of Offeror Common Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Offeror, as may be declared by the Offeror Board and to receive on an equal basis share for share with the Offeror Class B Shares the remaining property of the Offeror upon the liquidation, dissolution or winding up of the Offeror. Holders of Offeror Common Shares have no pre-emptive, redemption or conversion rights. The Offeror has outstanding 778,334,480 Offeror Common Shares and options to purchase 9,489,941 Offeror Common Shares.

Offeror Class B Shares

Holders of Offeror Class B Shares are not entitled to receive notice of, or to attend or vote at, any meeting of shareholders, except as may be required by the CBCA. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Offeror ranking prior to the Class B Shares, holders of Offeror

Class B Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Offeror, as may be declared by the Offeror Board and to receive on an equal basis share for share with the holders of the Offeror Common Shares the remaining property of the Offeror upon the liquidation, dissolution or winding up of the Offeror. A holder of Offeror Class B Shares has the right, at his option, to convert at any time and from time to time, all or part of his Offeror Class B Shares into Offeror Common Shares, on the basis of one Offeror Common Share for each Offeror Class B Share. Holders of Offeror Class B Shares have no pre-emptive or redemption rights. There are no Offeror Class B Shares outstanding.

Offeror First Preferred Shares

The Offeror Board may from time to time issue Offeror First Preferred Shares in one or more series and determine for any such series its designation, number of shares and respective rights, privileges, restrictions and conditions. The Offeror First Preferred Shares rank in priority to all other shares of the Offeror with respect to the payment of dividends and with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of the Offeror. Each series of Offeror First Preferred Shares ranks in such respects on a parity with every other series of Offeror First Preferred Shares.

Holders of Offeror First Preferred Shares do not have the right to receive notice of, attend, or vote at any meeting of shareholders except to the extent otherwise provided in the Articles of the Offeror with respect to any series of Offeror First Preferred Shares, or when the holders of Offeror First Preferred Shares are entitled to vote separately as a class or as a series as provided in the CBCA. In connection with any matter requiring the approval of the Offeror First Preferred Shares as a class, the holders of existing series of Offeror First Preferred Shares which are then outstanding are entitled to one vote in respect of each Offeror First Preferred Share held. The Offeror may, without the approval of the holders of the Offeror First Preferred Shares, as a class, create any new class of shares ranking on a parity with the Offeror First Preferred Shares. Holders of Offeror First Preferred Shares have no pre-emptive rights. All outstanding Offeror First Preferred Shares are fully-paid and non-assessable.

The provisions attaching to the Offeror First Preferred Shares may be repealed, altered, modified or amended with such approval as may then be required by the CBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of such shares duly called for the purpose and at which a quorum is present.

The Offeror has outstanding Offeror First Preferred Shares as follows:

OFFEROR FIRST PREFERRED SHARES	ISSUED AND OUTSTANDING
Cumulative Redeemable First Preferred Shares, Series R (“Offeror Series R Preferred Shares”)	8,000,000
Cumulative Redeemable First Preferred Shares, Series S (“Offeror Series S Preferred Shares”)	3,606,225
Cumulative Redeemable First Preferred Shares, Series T (“Offeror Series T Preferred Shares”)	4,393,775
Cumulative Redeemable First Preferred Shares, Series Y (“Offeror Series Y Preferred Shares”)	8,772,468
Cumulative Redeemable First Preferred Shares, Series Z (“Offeror Series Z Preferred Shares”)	1,227,532
Cumulative Redeemable First Preferred Shares, Series AA (“Offeror Series AA Preferred Shares”)	10,144,302
Cumulative Redeemable First Preferred Shares, Series AB (“Offeror Series AB Preferred Shares”)	9,855,698
Cumulative Redeemable First Preferred Shares, Series AC (“Offeror Series AC Preferred Shares”)	5,069,935
Cumulative Redeemable First Preferred Shares, Series AD (“Offeror Series AD Preferred Shares”)	14,930,065
Cumulative Redeemable First Preferred Shares, Series AE (“Offeror Series AE Preferred Shares”)	1,422,900
Cumulative Redeemable First Preferred Shares, Series AF (“Offeror Series AF Preferred Shares”)	14,577,100
Cumulative Redeemable First Preferred Shares, Series AG (“Offeror Series AG Preferred Shares”)	10,841,056
Cumulative Redeemable First Preferred Shares, Series AH (“Offeror Series AH Preferred Shares”)	3,158,944
Cumulative Redeemable First Preferred Shares, Series AI (“Offeror Series AI Preferred Shares”)	10,754,990
Cumulative Redeemable First Preferred Shares, Series AJ (“Offeror Series AJ Preferred Shares”)	3,245,010
Cumulative Redeemable First Preferred Shares, Series AK (“Offeror Series AK Preferred Shares”)	25,000,000

See Annex A for a more detailed description of the specific rights, privileges, restrictions and conditions attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares.

Offeror Second Preferred Shares

The Offeror Second Preferred Shares rank junior to the Offeror First Preferred Shares with respect to the payment of dividends and with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of the Offeror, but otherwise have equivalent terms to the Offeror Second Preferred Shares. There are no Offeror Second Preferred Shares outstanding.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Offeror as at June 30, 2014, before and after giving effect to (a) the issuance by the Offeror of the Offeror Common Shares offered to Common Shareholders as consideration under the Common Share Offer and (b) the issuance by the Offeror of the Offeror Common Shares offered to Common Shareholders as consideration under the Common Share Offer and the Offeror Preferred Shares offered to Preferred Shareholders as consideration under the Offer. This table should be read in conjunction with: (a) the Offeror’s audited consolidated annual financial statements for the years ended December 31, 2013 and 2012 and the Annual MD&A incorporated herein by reference; (b) the Offeror’s unaudited consolidated interim financial statements for the six months ended June 30, 2014 and 2013 and Interim MD&A incorporated herein by reference; and

(c) the unaudited pro forma consolidated statement of financial position of the Offeror as at June 30, 2014 and the unaudited pro forma consolidated income statements of the Offeror for the six-month period ended June 30, 2014 and the year ended December 31, 2013 attached hereto as Annex B.

	As at June 30, 2014
	($ millions)
	Reported	As adjusted after giving effect to the Common Share Offer(1)	As adjusted after giving effect to the Common Share Offer and the Offer(2)
Debt due within one year	2,736	2,736	2,736
Long-term debt(3)	16,150	17,146	17,146
Total short-term and long-term debt	18,886	19,882	19,882
Equity attributable to shareholders of the Offeror
Preferred Shares	3,395	3,395	4,006
Common Shares	13,726	16,689	16,689
Contributed Surplus	2,614	1,115	1,115
Accumulated other comprehensive income	(2)	(2)	(2)
Deficit	(5,146)	(7,355)	(7,348)
Non-controlling interest	1,164	886	268

Notes:

(1)	Assumes acquisition of 100% of the outstanding Common Shares.

(2)	Assumes acquisition of 100% of the outstanding Common Shares and 100% of the outstanding Preferred Shares.

(3)	The Offeror intends to pay the cash portion of the consideration payable pursuant to the Common Share Offer from available sources of liquidity (cash flow from operations, commercial paper and/or committed bank facilities). Commercial paper and/or draw downs under existing bank facilities are expected to be replaced by the issuance of long-term debt in the capital markets.

Price Range and Trading Volume

The Offeror Series R Preferred Shares, Offeror Series S Preferred Shares, Offeror Series T Preferred Shares, Offeror Series Y Preferred Shares, Offeror Series Z Preferred Shares, Offeror Series AA Preferred Shares, Offeror Series AB Preferred Shares, Offeror Series AC Preferred Shares, Offeror Series AD Preferred Shares, Offeror Series AE Preferred Shares, Offeror Series AF Preferred Shares, Offeror Series AG Preferred Shares, Offeror Series AH Preferred Shares, Offeror Series AI Preferred Shares, Offeror Series AJ Preferred Shares and Offeror Series AK Preferred Shares are listed and traded on the TSX under the symbols “BCE.PR.R”, “BCE.PR.S”, “BCE.PR.T”, “BCE.PR.Y”, “BCE.PR.Z”, “BCE.PR.A”, “BCE.PR.B”, “BCE.PR.C”, “BCE.PR.D”, “BCE.PR.E”, “BCE.PR.F”, “BCE.PR.G”, “BCE.PR.H”, “BCE.PR.I”, “BCE.PR.J” and “BCE.PR.K”, respectively.

The following tables sets forth, for the periods indicated, the high and low trading prices and volume of the outstanding Offeror First Preferred Shares on the TSX.

	OFFEROR FIRST PREFERRED SHARES
	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB	SERIES AC
August 2013
High	$23.26	$23.86	$22.86	$24.19	$22.81	$21.98	$24.08	$21.82
Low	$21.62	$22.56	$21.01	$22.46	$21.96	$20.21	$22.56	$20.24
Volume	116,881	43,982	82,052	114,110	16,912	130,281	142,587	136,577

September 2013
High	$22.54	$23.40	$22.20	$23.39	$23.98	$21.38	$23.20	$20.98
Low	$20.91	$22.66	$21.03	$22.70	$21.96	$20.56	$22.83	$20.22
Volume	87,976	65,661	47,065	99,362	17,340	101,708	180,232	121,655

October 2013
High	$22.82	$23.00	$21.63	$23.11	$23.69	$21.25	$23.00	$20.63
Low	$22.09	$22.22	$20.81	$22.43	$21.05	$20.16	$22.49	$20.00
Volume	167,538	56,156	76,221	103,088	22,604	251,145	389,657	141,989

	OFFEROR FIRST PREFERRED SHARES
	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB	SERIES AC
November 2013
High	$23.00	$22.95	$21.98	$22.99	$22.90	$21.91	$23.00	$21.35
Low	$22.02	$22.55	$21.08	$22.51	$21.45	$20.78	$22.50	$20.42
Volume	108,984	33,666	50,129	80,545	22,331	159,325	318,312	142,486

December 2013
High	$22.81	$22.80	$21.37	$22.76	$21.50	$21,22	$22.89	$20.98
Low	$21.20	$20.34	$19.76	$20.71	$19.20	$19.56	$20.47	$19.70
Volume	193,900	73,137	119,017	105,713	42,212	193,735	272,352	230,273

January 2014
High	$22.28	$21.70	$20.74	$21.98	$21.67	$20.70	$21.95	$20.70
Low	$21.25	$20.58	$19.90	$21.22	$19.72	$19.95	$21.05	$19.94
Volume	185,707	153,630	211,250	210,179	22,843	102,546	85,756	191,131

February 2014
High	$21.41	$20.80	$20.65	$21.39	$21.20	$20.47	$21.20	$20.50
Low	$20.25	$19.88	$19.51	$20.25	$19.31	$19.70	$20.10	$19.95
Volume	76,829	139,294	100,840	90,715	23,640	114,372	82,925	239,796

March 2014
High	$21.75	$21.29	$20.69	$21.87	$20.99	$20.70	$21.49	$20.68
Low	$21.00	$20.65	$20.12	$21.18	$19.86	$20.21	$20.91	$20.30
Volume	93,896	95,301	25,735	62,101	25,588	79,791	88,014	86,983

April 2014
High	$22.21	$21.60	$21.31	$22.10	$21.09	$21.12	$21.65	$21.08
Low	$21.60	$21.02	$20.35	$21.58	$20.02	$20.37	$21.20	$20.54
Volume	118,862	56,089	38,968	127,549	17,130	121,102	501,294	59,476

May 2014
High	$23.07	$22.15	$21.98	$22.50	$22.11	$21.80	$22.39	$21.81
Low	$22.06	$21.45	$21.29	$21.60	$20.28	$20.52	$21.44	$20.98
Volume	132,832	70,825	60,815	71,414	19,246	70,788	57,102	71,405

June 2014
High	$22.45	$22.3	$21.83	$22.45	$21.69	$21.34	$22.39	$21.41
Low	$22.06	$21.55	$21.15	$21.80	$20.32	$20.65	$21.50	$20.75
Volume	132,832	105,221	89,424	64,542	13,315	66,704	65,918	$61,132

July 2014
High	$22.76	$22.64	$21.77	$22.98	$22.49	$21.58	$22.95	$21.75
Low	$22.15	$22.15	$21.35	$22.41	$21.32	$20.88	$22.20	$20.82
Volume	177,979	83,722	173,535	67,192	16,662	100,322	64,862	$161,151

August 1 to 7, 2014
High	$22.40	$22.39	$21.52	$22.77	$22.40	$21.15	$22.50	$22.43
Low	$22.15	$22.15	$20.95	$22.51	$21.25	$20.91	$22.25	$20.74
Volume	9,496	22,811	21,371	8,767	3,277	13,242	11,830	5,371

	OFFEROR FIRST PREFERRED SHARES
	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK

August 2013
High	$23.92	$23.56	$23.59	$23.75	$23.55	$23.85	$23.66	$23.65
Low	$22.42	$22.07	$21.02	$21.75	$22.10	$22.36	$22.35	$21.52
Volume	289,689	139,848	323,812	234,127	60,456	147,799	35,663	536,226

September 2013
High	$23.35	$22.58	$23.40	$22.51	$22.88	$22.98	$23.42	$22.97
Low	$22.82	$22.22	$21.86	$21.80	$22.05	$22.38	$22.18	$21.82
Volume	238,508	29,485	155,789	338,848	37,999	132,045	22,701	475,869

October 2013
High	$23.12	$22.74	$22.63	$22.76	$22.74	$22.74	$22.74	$22.70
Low	$22.42	$22.20	$21.86	$21.98	$22.15	$22.01	$22.26	$21.90
Volume	297,559	72,225	601,695	178,969	83,035	181,664	341,218	620,955

November 2013
High	$23.14	$22.74	$22.96	$23.44	$22.60	$23.44	$22.68	$22.40
Low	$22.56	$22.25	$22.18	$22.43	$22.20	$22.21	$22.26	$21.90
Volume	174,208	29,324	207,403	248,647	156,360	157,061	159,584	1,100,680

December 2013
High	$22.84	$22.55	$22.56	$22.82	$22.71	$22.86	$22.57	$22.16
Low	$20.46	$20.46	$20.81	$21.08	$20.30	$20.28	$20.61	$20.64
Volume	232,922	81,115	318,693	279,816	105,414	228,735	44,795	1,166,862

January 2014
High	$21.87	$21.63	$21.94	$22.15	$21.50	$21.48	$22.02	$22.80
Low	$21.00	$21.05	$20.88	$21.38	$20.40	$20.50	$21.10	$21.31
Volume	153,704	49,739	152,940	73,327	140,090	229,354	43,419	433,911

February 2014
High	$21.50	$20.96	$21.09	$21.59	$20.50	$20.99	$21.29	$22.12
Low	$20.20	$20.02	$20.05	$20.48	$19.71	$19.85	$20.07	$21.40
Volume	159,704	34,432	159,209	102,701	102,503	160,914	38,884	325,374

March 2014
High	$21.80	$21.23	$21.38	$21.92	$21.17	$21.36	$21.77	$22.24
Low	$21.32	$20.55	$20.91	$21.30	$20.50	$20.86	$21.08	$21.57
Volume	112,282	17,730	199,049	130,470	103,002	143,361	33,083	545,275

April 2014
High	$21.95	$21.65	$21.94	$22.47	$21.75	$21.83	$21.93	$22.90
Low	$21.50	$21.15	$21.00	$21.43	$21.07	$20.99	$21.51	$22.00
Volume	108,483	95,241	$216,311	249,138	155,662	1,107,940	31,521	488,189

May 2014
High	$22.53	$22.20	$22.56	$23.14	$22.10	$22.66	$22.52	$23.84
Low	$21.85	$21.47	$21.72	$21.91	$21.54	$21.76	$21.70	$22.49
Volume	153,655	17,150	283,491	143,306	80,408	184,716	25,690	615,022

June 2014
High	$22.52	$22.20	$22.30	$22.98	$22.20	$22.53	$22.61	$22.80
Low	$21.85	$21.64	$21.66	$22.35	$21.21	$21.51	$21.90	$22.20
Volume	112,293	21,221	213,547	66,993	43,624	222,409	28,995	362,051

July 2014
High	$23.13	$22.70	$22.39	$23.19	$22.75	$22.94	$22.99	$23.04
Low	$22.25	$22.26	$22.01	$22.46	$22.17	$22.11	$22.38	$22.30
Volume	150,217	19,393	175,794	99,851	40,378	147,089	29,748	413,813

	OFFEROR FIRST PREFERRED SHARES
	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK

August 1 to 7, 2014
High	$22.85	$22.35	$22.39	$23.02	$22.44	$22.64	$22.80	$23.08
Low	$22.50	$22.22	$21.81	$22.52	$22.19	$22.40	$22.42	$22.62
Volume	32,915	6,414	23,110	6,306	13,197	14,379	5,924	54,756

The closing prices of the Offeror Series R Preferred Shares, Offeror Series S Preferred Shares, Offeror Series T Preferred Shares, Offeror Series Y Preferred Shares, Offeror Series Z Preferred Shares, Offeror Series AA Preferred Shares, Offeror Series AB Preferred Shares, Offeror Series AC Preferred Shares, Offeror Series AD Preferred Shares, Offeror Series AE Preferred Shares, Offeror Series AF Preferred Shares, Offeror Series AG Preferred Shares, Offeror Series AH Preferred Shares, Offeror Series AI Preferred Shares, Offeror Series AJ Preferred Shares and Offeror Series AK Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, were $22.53, $22.45, $21.60, $22.53, $21.98, $21.32, $22.43, $21.28, $22.70, $22.35, $22.16, $22.77, $22.38, $22.71, $22.76 and $22.43, respectively.

Prior Sales

The Offeror has not issued any Offeror First Preferred Shares or any securities convertible or exchangeable into Offeror First Preferred Shares during the 12-month period prior to the date hereof.

12.	EARNINGS COVERAGE RATIOS

The following earnings coverage ratios are calculated for the twelve months ended December 31, 2013 and June 30, 2014, respectively, and give effect to the issuance, repurchase, repayment and redemption of all long-term debt since January 1, 2013 and July 1, 2013, respectively, the assumed issuance of $1 billion principal amount of 3.75% medium term notes (MTN) debentures of Bell Canada (in connection with the funding of the cash portion of the consideration to be paid pursuant to the Common Share Offer or any Compulsory Acquisition or Subsequent Acquisition with respect to the Common Shares) and the issuance of the Offeror Preferred Shares under the Offer as if these transactions occurred on January 1, 2013 and July 1, 2013, respectively.

After giving effect to the issuance of the Offeror Preferred Shares under the Offer, the Offeror’s consolidated dividend requirements on all of its outstanding preferred shares, adjusted to a before-tax equivalent using an effective income tax rate of 26.6%, amounted to $217 million for the 12 months ended December 31, 2013 and the 12 months ended June 30, 2014. The Offeror’s interest on long-term debt requirements for the 12 months ended December 31, 2013 amounted to $1,000 million and for the 12 months ended June 30, 2014 amounted to $998 million. Net earnings attributable to owners of the Offeror before interest expense and income tax for the 12 months ended December 31, 2013 and June 30, 2014 were approximately $4,089 million and $4,211 million, respectively, which is 3.4 times and 3.5 times the Offeror’s aggregate dividend and interest on long-term debt requirements for this period, respectively.

The earnings coverage ratios set out above do not purport to be indicative of an earnings coverage ratio for any future period and should be read in conjunction with: (a) the Offeror’s audited consolidated annual financial statements for the years ended December 31, 2013 and 2012 and the Annual MD&A incorporated herein by reference; (b) the Offeror’s unaudited consolidated interim financial statements for the six months ended June 30, 2014 and 2013 and Interim MD&A incorporated herein by reference; and (c) the unaudited pro forma consolidated statement of financial position of the Offeror as at June 30, 2014 and the unaudited pro forma consolidated income statements of the Offeror for the six-month period ended June 30, 2014 and the year ended December 31, 2013 attached hereto as Annex B.

13.	RATINGS

The Offeror has received from each of DBRS Limited (“DBRS”) and Standard & Poor’s Ratings Services (“S&P”) provisional ratings for the Offeror Preferred Shares to be issued under the Offer. The following is a summary of the existing ratings for the Preferred Shares and the provisional ratings received by the Offeror in respect of the Offeror Preferred Shares, including a description of the category in which each credit rating agency rated the securities and the relative ranking of each rating within the credit rating agency’s overall classification system:

PREFERRED SHARES (EXISTING RATINGS)
RATING AGENCY	RATING	RANKING	DESCRIPTION OF RATING CATEGORY RECEIVED
adequate credit quality
DBRS	Pfd-3	8 out of 16	while protection of dividends and principal is still acceptable, the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection less vulnerable to nonpayment than other speculative issues
S&P	P-3 (high)	7 out of 18	faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the company’s inadequate capacity to meet its financial commitment on the obligation

OFFEROR PREFERRED SHARES (PROVISIONAL RATINGS)
RATING AGENCY	RATING	RANKING	DESCRIPTION OF RATING CATEGORY RECEIVED
adequate credit quality
DBRS	Pfd-3 (high)	7 out of 16	while protection of dividends and principal is still acceptable, the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection adequate protection parameters
S&P	P-2 (low)	6 out of 18	adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation

DBRS’ preferred share ratings are on a rating scale that ranges from Pfd-1(high) to D, which represents the range from highest to lowest quality of such securities rated. S&P’s Canadian preferred share credit ratings are on a rating scale that ranges from P-1(high) to D, which represents the range from highest to lowest quality of such securities rated.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. These credit ratings are not recommendations to purchase, hold or sell securities and do not comment as to market price or suitability of a specific security of a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

Customary payments are made to DBRS and S&P by the Offeror in connection with their assessment of the creditworthiness of the Offeror and associated credit ratings.

14.	CERTAIN INFORMATION CONCERNING SECURITIES OF PREFCO

Authorized and Outstanding Share Capital

The authorized capital of Prefco consists of: (a) an unlimited number of common shares and (b) an unlimited number of preferred shares issuable in series.

Common Shares

Holders of common shares of Prefco are entitled to one vote per share at meetings of shareholders of Prefco, to receive dividends if, as and when declared by the Prefco Board (subject to the rights of holders of shares, if any, having priority over the common shares, which includes the preferred shares of Prefco) and to receive pro rata the remaining property and assets of Prefco upon its liquidation, dissolution or winding-up, subject to the rights of holders of shares, if any, having priority over the common shares, which includes the preferred shares of Prefco. Prefco has outstanding 227,768,734 common shares, all of which are owned by Bell Aliant GP.

Preferred Shares

Each series of preferred shares of Prefco shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Prefco Board prior to the issuance thereof. Holders of preferred shares of Prefco, except as required by the CBCA, will not be entitled to vote at meetings of shareholders of Prefco except as specified in the applicable rights, privileges, restrictions and conditions thereof. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Prefco, whether voluntary or involuntary, the preferred shares of Prefco are entitled to preference over the common shares of Prefco.

Prefco has outstanding 11,500,000 Series A Preferred Shares, 4,600,000 Series C Preferred Shares and 9,200,000 Series E Preferred Shares. Prefco has authorized, but not issued, 11,500,000 Cumulative Floating Rate Preferred Shares, Series B (“Series B Preferred Shares”), 4,600,000 Cumulative Floating Rate Preferred Shares, Series D (“Series D Preferred Shares”) and 9,200,000 Cumulative Floating Rate Preferred Shares, Series F (“Series F Preferred Shares” and collectively with the Series B Preferred Share and Series D Preferred Shares, “Converted Preferred Shares”) which are issuable upon conversion of Series A Preferred Shares, Series C Preferred Shares and Series E Preferred Shares, respectively, subject to certain conditions.

Neither the Offeror nor its Affiliates own any Preferred Shares.

Price Range and Trading Volume

The Series A Preferred Shares are listed and posted for trading on the TSX under the symbol “BAF.PR.A”. The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the Series A Preferred Shares on the TSX.

		Price Range
Year	Period	High	Low	Volume
		$	$
2013	August	23.52	21.25	272,207
	September	23.60	22.50	199,108
	October	22.93	21.19	316,414
	November	21.50	20.75	498,616
	December	21.32	19.85	786,037
2014	January	21.11	20.22	184,499
	February	20.78	19.97	312,795
	March	21.06	20.35	655,575
	April	21.54	20.86	516,082
	May	22.47	21.38	247,683
	June	22.20	21.27	174,643
	July	23.39	21.12	429,114
	August 1 to 7	23.20	23.05	37,284

The closing price of the Series A Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, was $21.40.

The Series C Preferred Shares are listed and posted for trading on the TSX under the symbol “BAF.PR.C”. The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the Series C Preferred Shares on the TSX.

		Price Range
Year	Period	High	Low	Volume
		$	$
2013	August	25.26	24.30	110,050
	September	25.17	24.51	87,772
	October	25.00	24.55	97,977
	November	25.30	24.77	92,648
	December	25.29	23.97	108,634
2014	January	25.23	24.38	76,369
	February	24.68	23.63	108,454
	March	25.16	24.17	56,850
	April	25.47	24.92	72,852
	May	25.99	24.91	61,682
	June	25.82	24.57	65,152
	July	26.04	25.45	84,324
	August 1 to 7	25.73	25.59	7,354

The closing price of the Series C Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, was $25.59.

The Series E Preferred Shares are listed and posted for trading on the TSX under the symbol “BAF.PR.E”. The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the Series E Preferred Shares on the TSX.

		Price Range
Year	Period	High	Low	Volume
		$	$
2013	August	24.74	21.16	189,225
	September	24.66	22.63	138,434
	October	23.69	22.20	184,271
	November	22.85	22.04	433,727
	December	22.85	20.75	385,017
2014	January	23.14	21.55	211,348
	February	22.84	21.47	259,548
	March	22.89	21.80	163,607
	April	23.66	22.61	217,794
	May	24.44	23.4	193,146
	June	23.84	23.24	112,208
	July	25.00	23.25	582,487
	August 1 to 7	25.10	24.83	34,530

The closing price of the Series E Preferred Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, was $23.50.

15.	BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES

Beneficial Ownership

Other than as disclosed below, neither the Offeror, nor any director or senior officer of the Offeror, nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or officer of the Offeror) or (c) any person or company acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of Prefco.

The Offeror and its Affiliates beneficially own 100,376,270 Common Shares of the Company, representing approximately 44.06% of the outstanding Common Shares; (b) the Company owns all of the outstanding common shares of Bell Aliant GP, with the exception of one common share of Bell Aliant GP held by Bell Canada, a wholly-owned subsidiary of the Offeror; and (b) Bell Aliant GP owns 227,768,734 common shares of Prefco, representing 100% of the outstanding common shares of Prefco. None of the outstanding Preferred Shares are owned by the Offeror or any of its Affiliates.

The following table sets out the approximate number of securities of Prefco that each director and senior officer of the Offeror has advised are beneficially owned or subject to control or direction by that person:

Name of Director or Senior Officer	Number and Type of Securities Held	% of Outstanding Securities of that Class
Martine Turcotte	3,400 Series C Preferred Shares	0.074

As a result of the amended and restated securityholders’ agreement dated January 1, 2011 (the “Securityholders Agreement”) among the Company, Bell Aliant LP, Bell Aliant GP, 6583458 Canada Inc., Bell Canada and the Offeror, the Offeror has certain governance rights that give it control over Bell Aliant GP. In particular, the Offeror has the right, subject to certain conditions, for so long as it owns not less than 30% of the outstanding Common Shares and that certain commercial agreements between Bell Aliant LP and Bell Canada are in place, to appoint a majority of the directors of Bell Aliant GP. As a result, in this respect, the Offeror may be said to exercise control over the common shares of Prefco. Prefco is a wholly-owned subsidiary of Bell Aliant GP.

Trading in Prefco Securities

After reasonable enquiry, during the six-month period preceding August 7, 2014, no securities of Prefco have been purchased or sold by the Offeror or any director or senior officer of the Offeror, or, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or senior officer of the Offeror) or (c) any person or company acting jointly or in concert with the Offeror.

16.	FAIRNESS OPINION

The Prefco Special Committee engaged Scotia to provide the Fairness Opinion in connection with the Offer. Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Fairness Opinion, Scotia is of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to Preferred Shareholders. A copy of the Fairness Opinion is appended to the Directors’ Circular as Appendix “A”. Preferred Shareholders are encouraged to read the full text of the Fairness Opinion.

17.	EFFECT OF THE OFFER ON THE MARKET FOR PREFERRED SHARES, LISTING AND PUBLIC DISCLOSURE BY PREFCO

Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Preferred Shares to acquire all of the Preferred Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Preferred Shares are tendered, a Compulsory Acquisition. In such event, if permitted by applicable Law, the Offeror will apply to delist the Preferred Shares from the TSX and there will no longer be a trading market for the Preferred Shares.

Even if the Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed as quickly as intended, the purchase of Preferred Shares by the Offeror pursuant to the Offer will reduce the number of Preferred Shares that might otherwise trade publicly, as well as the number of Preferred Shareholders and would likely adversely affect the liquidity and market value of the remaining Preferred Shares held by the public.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company, Bell Aliant GP and Prefco to cease to be reporting issuers or its equivalent under applicable Canadian Securities Laws.

18.	COMMITMENTS TO ACQUIRE SECURITIES OF PREFCO

Except pursuant to the Offer, neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the directors and officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or officer of the Offeror) or (c) any person or company acting jointly or in concert with the Offeror, has made any agreement, commitment or understanding to acquire securities of Prefco.

19.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of Prefco and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any securityholder of Prefco with respect to the Offer.

Other than the Support Agreement, there is no agreement, commitment or understanding made between the Offeror and Prefco relating to the Offer.

Other than the Securityholders’ Agreement described below, there is no agreement, commitment or understanding of which the Offeror is aware that could affect control of Prefco that the Offeror has access to and can reasonably be regarded as material to a Preferred Shareholder in deciding whether to deposit its Preferred Shares under the Offer.

Securityholders’ Agreement

Upon completion of the Conversion, the Company, Bell Aliant GP, Bell Aliant LP, 6583458 Canada Inc., the Offeror and Bell Canada entered into the amended and restated securityholders’ agreement dated January 1, 2011 (the “Securityholders’ Agreement”) which provides for, among other things, the size and composition of the board of directors of Bell Aliant GP, the size of and nominees for election to the Company Board, and certain other governance matters. The description below is a summary only, is limited to summarizing certain provisions relating to the Company and is qualified in its entirety by reference to the full text of the Securityholders’ Agreement, which is available under the Company’s profile on SEDAR at www.sedar.com.

Board of Directors of the Company

The persons to be elected as the Company’s directors will be nominated by the Company Board and will be elected by the Company’s shareholders. The Securityholders’ Agreement provides that the number of directors of the Company will be between 3 and 20, with the number of directors to be fixed from time to time by the Company Board. The principles stated in the Securityholders’ Agreement relating to the composition of the board of Bell Aliant GP also apply to the annual selection of nominees to stand for election as directors of the Company (see below).

Board of Directors of Bell Aliant GP

The Offeror and its affiliates are entitled to appoint up to a majority of the directors of Bell Aliant GP for so long as the Offeror, directly or indirectly, holds not less than 30% of the Common Shares outstanding and the Major Commercial Agreements (as defined in the Securityholders’ Agreement) are in place. If the Major Commercial Agreements are terminated by any of the parties in accordance with their terms (other than a termination as a result of a material uncured intentional breach by Bell Aliant LP), or if the Offeror and its affiliates, directly or indirectly, hold less than 30% of the Common Shares outstanding, the Offeror is entitled to appoint its proportionate share of the directors of Bell Aliant GP (rounded up to the next whole number) based on its direct and indirect ownership of Common Shares. In any event, the Offeror is entitled to appoint two directors to the board of Bell Aliant GP for as long as the Major Commercial Agreements are in place, irrespective of its ownership of Common Shares. The Offeror appointees to the board of Bell Aliant GP may be directors, officers or employees of the Offeror or its affiliates. The

Company is entitled to appoint the balance of the directors of the board of Bell Aliant GP. If the chair of the board is not independent (as defined in National Instrument 52-110 – Audit Committees) a lead independent director will also be appointed.

Offeror Approval for Certain Matters

The Securityholders’ Agreement provides that, for so long as the Offeror, directly or indirectly, holds not less than 20% of the Common Shares outstanding, the Company and its subsidiaries shall not, directly or indirectly, without the affirmative vote of a majority of the board of Bell Aliant GP and the written consent of the Offeror: (a) enter into any merger, amalgamation, consolidation, business combination, joint venture, arrangement, reorganization or other material corporate transaction, including acquisitions of property or assets with a fair market value in excess of $200 million; (b) sell, assign, lease, convey, exchange or otherwise dispose of assets with a fair market value in excess of $200 million; (c) take, or permit to be taken, any action that would prevent its affairs or business, as it then exists, from continuing on an ongoing basis in the ordinary course; (d) appoint or remove any Chief Executive Officer, and the Offeror will have the ability to nominate a candidate for consideration by the relevant board of directors or an appropriate committee of the board; (e) take any action which could reasonably be expected to result in a material change in the nature of the business of the Company and its subsidiaries taken as a whole; (f) incur debt (including guarantees) such that the consolidated level of debt would be in excess of 2.5 times EBITDA (as defined in the Securityholders’ Agreement) at the time of incurrence; (g) enter into any material commercial agreements with any “competitor” of the Offeror or Bell Canada, other than ordinary course agreements and agreements that are required by applicable regulatory authorities; (h) approve any business plan; or (i) make any commitment or agreement to do any of the above items.

The Securityholders’ Agreement provides that, for so long as the Offeror has the rights described above, the sole investment activity of the Company will be to (a) invest in and hold Bell Aliant GP common shares and other debt or equity securities of Bell Aliant GP or debt securities of Bell Aliant LP; (b) temporarily hold cash in interest bearing accounts or certificates of deposit, short-term government debt or investment grade corporate debt or money market mutual funds; and (c) advance or lend monies received by the Company as a result of the management of compensation plans to affiliates of the Company, and all business and investment activities will occur at Bell Aliant GP or wholly owned subsidiaries of Bell Aliant GP, unless the Offeror and Bell Canada otherwise agree.

Pre-Emptive Rights

The Securityholders’ Agreement provides that, subject to certain exceptions, if any of the Company, Bell Aliant GP or Bell Aliant LP or any of their subsidiaries authorizes the issuance of additional shares or partnership units or securities convertible into Common Shares or Company shares or partnership units, respectively, then it shall offer to sell to the Offeror or Bell Canada such Common Shares, partnership units or convertible securities (as the case may be) in proportion to the Offeror’s and Bell Canada’s then current direct or indirect ownership of Common Shares. This pre-emptive right also applies in respect of the issuance of debt securities by the Company, Bell Aliant GP, Bell Aliant LP or any of their subsidiaries.

20.	MATERIAL CHANGES AND OTHER INFORMATION

Except as disclosed elsewhere in this Circular (including the documents incorporated by reference herein) or as otherwise publicly disclosed by Prefco or the Offeror, the Offeror has no information which indicates any material change in the affairs of Prefco since the date of the last published financial statements of Bell Aliant GP, and the Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Preferred Shareholders to accept or reject the Offer.

21.	REGULATORY MATTERS

The Offeror’s obligation to take up and pay for Preferred Shares tendered under the Preferred Share Exchange is conditional upon, among other things, all Required Regulatory Approvals applicable to the Offer having been obtained on terms satisfactory to the Offeror, acting reasonably. These approvals include the Competition Act Clearance and the approval of the TSX to list the Offeror Preferred Shares.

The TSX has conditionally approved the listing of the Offeror Preferred Shares to be issued to Preferred Shareholders in connection with the Offer. Listing is subject to the Offeror fulfilling all of the listing requirements of the TSX.

The Competition Act Clearance was obtained on August 5, 2014. Accordingly, other than customary listing requirements of the TSX, all Required Regulatory Approvals have been obtained in order to complete the Offer.

22.	SECURITIES LAW MATTERS

Since the Preferred Shares are not “voting securities or equity securities”, the Offer is not considered a formal take-over bid under Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids or Part XX of the Securities Act (Ontario). Accordingly, the issuance of the Offeror Preferred Shares in connection with the Offer would not be exempt from the prospectus requirements under applicable Canadian Securities Laws by virtue of the “take-over bid” exemption set out in Section 2.16 of National Instrument 45-106 – Prospectus and Registration Exemptions.

However, the Offeror has obtained exemptive relief (the “Exemptive Relief”) from the prospectus requirements under applicable Canadian Securities Laws on the basis that the Offeror would comply with the provisions of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and Part XX of the Securities Act (Ontario) that are applicable to a formal take-over bid with respect to the Offer, including delivery of this Circular containing prospectus-level disclosure regarding the Offeror and the Offeror Preferred Shares. Moreover, the Offeror agreed to grant holders of Preferred Shares that tender such Preferred Shares under the Offer contractual rights equivalent to the rights of shareholders set forth in Section 222 of the Securities Act (Québec), Section 131 of the Securities Act (Ontario) and the corresponding provisions of the securities legislation of each of the other Canadian jurisdictions. See Section 31 of this Circular, “Offerees’ Contractual Rights”.

The Offeror has also obtained Exemptive Relief from the resale restrictions under applicable Canadian Securities Laws such that the first trade of Offeror Preferred Shares would not be considered a distribution on the basis that the conditions in Section 2.11 of National Instrument 45-102 – Resale of Securities are satisfied.

Preferred Shareholders in the United States should read the Notice to Preferred Shareholders in the United States on page (i) of this Offer and Circular for certain information about United States securities law and other matters applicable to them.

23.	ACQUISITION OF PREFERRED SHARES NOT DEPOSITED UNDER THE OFFER

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offeror takes up and pays for 90% or more of the outstanding Preferred Shares under the Offer, other than Preferred Shares held on the date of the Offer by or on behalf of the Offeror or its Affiliates, the Offeror has agreed pursuant to the terms of the Support Agreement to use commercially reasonable efforts to acquire the remainder of the Preferred Shares by way of a compulsory acquisition pursuant to Part XVII of the CBCA (a “Compulsory Acquisition”) for consideration per Preferred Share of such series not less than the consideration paid by the Offeror for Preferred Shares of such series under the Offer.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send a notice (the “Offeror’s Notice”) to each Preferred Shareholder who did not accept the Offer (and each person who subsequently acquires any such Preferred Shares) (in each case, a “Dissenting Offeree”) and to the Director of such proposed acquisition within sixty (60) days after the date of the termination of the Offer and in any event within 180 days after the date of the Offer. Within twenty (20) days after the Offeror sends the Offeror’s Notice, the Offeror must pay or transfer to Prefco the consideration the Offeror would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 206(5) of the CBCA, within twenty (20) days after receipt of the Offeror’s Notice, each Dissenting Offeree must cause its Preferred Shares to be transferred to the Offeror and must elect either to transfer such Preferred Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Preferred Shares held by such holder by so notifying the Offeror within twenty (20) days after the Dissenting Offeree receives the Offeror’s Notice. A Dissenting Offeree who does not, within twenty (20) days after the Dissenting Offeree received the Offeror’s Notice, notify the Offeror that the Dissenting

Offeree is electing to demand payment of the fair value of the Dissenting Offeree’s Preferred Shares is deemed to have elected to transfer such Preferred Shares to the Offeror on the same terms that the Offeror acquired Preferred Shares from the Preferred Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Preferred Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Preferred Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within twenty (20) days after it made the payment or transferred the consideration to Prefco referred to above, the Dissenting Offeree may then apply to the court within a further period of twenty (20) days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Preferred Shares to the Offeror on the terms that the Offeror acquired Preferred Shares of such class from the Preferred Shareholders who accepted the Offer. Any judicial determination of the fair value of the Preferred Shares of such class could be less or more than the amount paid pursuant to the Offer.

If all of the requirements of Section 206 of the CBCA are first fulfilled after the date which is 120 days after the date of the Offer, the Offeror may apply to a court having jurisdiction for an extension of such 120-day period pursuant to subsection 206(18) of the CBCA.

The foregoing is a summary only of the statutory right of Compulsory Acquisition that may become available to the Offeror and the dissent rights that may be available to a Dissenting Offeree, and is qualified in its entirety by the provisions of Sections 206 and 206.1 of the CBCA. Sections 206 and 206.1 of the CBCA are complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Preferred Shareholders who wish to be better informed about those provisions of the CBCA should consult their legal advisors.

The tax consequences to a Preferred Shareholder of a Compulsory Acquisition may differ from the tax consequences to such Preferred Shareholder of accepting the Offer.

Subsequent Acquisition Transaction

If, within 120 days of the Offer, the Offeror and its Affiliates hold more than 66 2/3%, but less than 90% of the outstanding Preferred Shares, or if a Compulsory Acquisition is not available to the Offeror, the Offeror has agreed pursuant to the terms of the Support Agreement to use commercially reasonable efforts to acquire the remainder of the Preferred Shares by way of amalgamation, statutory arrangement, capital reorganization or other transaction (as determined by the Offeror) involving Prefco and the Offeror or an Affiliate of the Offeror (a “Subsequent Acquisition Transaction”) for consideration per Preferred Share of each series not less than the consideration paid by the Offeror for Preferred Shares of such series under the Offer, and Prefco has agreed to effect such Subsequent Acquisition Transaction.

Any such Subsequent Acquisition Transaction may result in Preferred Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Preferred Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Preferred Shares. The fair value so determined could be more or less than the amount paid per Preferred Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Preferred Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Preferred Shareholders in connection with the Subsequent Acquisition Transaction.

If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Preferred Shares: (a) in the open market; (b) in privately negotiated transactions; (c) or in another take-over bid or exchange offer or otherwise. Subject to applicable Law, any additional purchases of Preferred Shares could be at a price greater than, equal to, or less than the price to be paid for Preferred Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Preferred Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Preferred Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Preferred Shares under the Offer. See Section 13 of the Offer, “Market Purchases”.

The tax consequences to a Preferred Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Preferred Shareholder of accepting the Offer. See Section 24 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

Preferred Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

24.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), as of the date hereof, generally applicable to a Preferred Shareholder who, for purposes of the Tax Act, holds Preferred Shares and will hold Offeror Preferred Shares and any Offeror Converted Preferred Shares acquired on a conversion of Offeror Preferred Shares as capital property, deals at arm’s length with Prefco and the Offeror, is not affiliated with Prefco or the Offeror, and who disposes of Preferred Shares to the Offeror pursuant to the Offer or otherwise disposes of Preferred Shares pursuant to certain transactions described in Section 23 of this Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer” (a “Holder”).

Preferred Shares, Offeror Preferred Shares and Offeror Converted Preferred Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary does not apply to a Holder (a) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act; (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (c) that is a “specified financial institution”, as defined in the Tax Act; (d) that has made a “functional currency” election under section 261 of the Tax Act; (e) that has, or will, enter into, with respect to the Preferred Shares, the Offeror Preferred Shares or the Offeror Converted Preferred Shares, a “derivative forward agreement”, as defined in the Tax Act; or (f) that is exempt from tax under Part I of the Tax Act. Furthermore, this summary is not applicable to a Holder that is a corporation that receives or is deemed to receive, alone or together with persons with whom it does not deal at arm’s length (and any partnership or trust of which the Holder or any such person is a member or beneficiary), in the aggregate, dividends in respect of more than 10% of any series of Preferred Shares outstanding at the time the dividend is received or deemed to be received. Having regard to the circumstances of the Offer, no consideration has been allocated to the Guarantee Rights. Holders should consult their own tax advisors regarding the consequences to them if this allocation is not respected by the CRA, including the possibility of making a Tax Election in respect of such Guarantee Rights. See Section 5 of this Circular, “Agreements Relating to the Offer – Support Agreement – Covenants of the Offeror” for information concerning the timing and procedure for making Tax Elections.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

Certain Resident Holders whose Preferred Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Preferred Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years be deemed to be capital property. Resident Holders contemplating such an election should first consult their own tax advisors.

Exchange of Preferred Shares Pursuant to the Offer

In the case of a Resident Holder who receives Offeror Preferred Shares pursuant to the Offer, a capital gain or capital loss that would otherwise be realized on the exchange of a Preferred Share for an Offeror Preferred Share may be deferred under the provisions of section 85.1 of the Tax Act.

In general, a Resident Holder will be deemed to have disposed of each of the Resident Holder’s Preferred Shares for proceeds of disposition equal to the adjusted cost base of such share immediately before the disposition, and will be deemed to have acquired the Offeror Preferred Share received in consideration therefor at a cost equal to such adjusted cost base. This deferral will not apply where (a) such Resident Holder has, in the Resident Holder’s income tax return for the year of the exchange, included in computing its income for that year any portion of the gain or loss otherwise determined from the disposition of such exchanged Preferred Share, (b) such Resident Holder has made a Tax Election in respect of such an exchanged Preferred Share, or (c) immediately after the exchange, such Resident Holder, or persons with whom such Resident Holder does not deal at arm’s length for purposes of the Tax Act, or such Resident Holder together with such persons, either controls the Offeror or beneficially owns shares of the capital stock of the Offeror having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of the Offeror.

A Resident Holder who desires to realize a portion only of a gain or loss in respect of its Preferred Shares is urged to consult its own tax advisors in this regard, including with respect to the possibility of making a Tax Election. See Section 5 of this Circular, “Agreements Relating to the Offer – Support Agreement – Covenants of the Offeror” for information concerning the timing and procedure for making Tax Elections. For a description of the treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing his, her or its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Preferred Share, an Offeror Preferred Share or an Offeror Converted Preferred Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains realized, interest and certain dividends. Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Disposition of Preferred Shares Pursuant to a Compulsory Acquisition

As described in Section 23 of the Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Preferred Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under Part XVII of the CBCA. The income tax consequences to a Resident Holder of a disposition of Preferred Shares in such circumstances generally will be as described above under the heading “– Exchange of Preferred Shares Pursuant to the Offer”.

A Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for his, her or its Preferred Shares will be considered to have disposed of such Preferred Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, such a dissenting Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the dissenting Resident Holder of its Preferred Shares immediately prior to the time of their disposition. For a description of the treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” above.

Any interest awarded to a Resident Holder by the court in connection with a Compulsory Acquisition must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Preferred Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Preferred Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 23 of the Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Preferred Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Preferred Shares.

The income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Preferred Shares under the Offer and will depend on the particular form and circumstances of the transaction. Depending on the form of the transaction, a Resident Holder may realize a capital gain (or loss) and/or be deemed to receive a dividend. No opinion is expressed herein as to the income tax consequences of any such transaction to a Resident Holder.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Preferred Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 17 of the Circular, “Effect of the Offer on the Market for Preferred Shares, Listing and Public Disclosure by Prefco”, the Preferred Shares may cease to be listed on the TSX following the completion of the Offer. Resident Holders are cautioned that, if the Preferred Shares of a particular series are no longer listed on a “designated stock exchange” (which currently includes the TSX), dividends received by a corporation will be included in computing its income but may not be deductible in computing its taxable income. In addition, Resident Holders are cautioned that, if the Preferred Shares of a particular series are no longer listed on a “designated stock exchange” (which currently includes the TSX) and Prefco ceases to be a “public corporation” for purposes of the Tax Act, the Preferred Shares of such series will not be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (“TFSAs”) (collectively, “Deferred Income Plans”). Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Holding and Disposition of Offeror Preferred Shares and Offeror Converted Preferred Shares

Dividends on Offeror Preferred Shares and Offeror Converted Preferred Shares

Dividends on Offeror Preferred Shares or Offeror Converted Preferred Shares will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Offeror at or prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. Dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

In the case of a Resident Holder of Offeror Preferred Shares or Offeror Converted Preferred Shares that is a corporation, dividends received on such shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income. A Resident Holder of such shares that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received on such shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Offeror Preferred Shares and Offeror Converted Preferred Shares will be “taxable preferred shares” as defined in the Tax Act. The terms of the Offeror Preferred Shares and Offeror Converted Preferred Shares require the Offeror to make the necessary election under Part VI.1 of the Tax Act so that corporate Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on Offeror Preferred Shares and Offeror Converted Preferred Shares.

Disposition of Offeror Preferred Shares and Offeror Converted Preferred Shares

A disposition or deemed disposition of an Offeror Preferred Share or Offeror Converted Preferred Share by a Resident Holder (other than a disposition to the Offeror in circumstances other than a purchase by the Offeror in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” above.

Redemption of Offeror Preferred Shares and Offeror Converted Preferred Shares

If the Offeror redeems or otherwise acquires Offeror Preferred Shares or Offeror Converted Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market), the Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Offeror in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. Generally, the difference between the amount paid by the Offeror and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. For a description of the tax treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” above. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not a dividend. Having regard to the circumstances of the Offer, the paid-up capital of the Offeror Preferred Shares or the Offeror Converted Preferred Shares of a particular series may be less than the applicable redemption amount of such shares. In such case, the deemed dividend described above may be increased.

Conversion of Offeror Preferred Shares and Offeror Converted Preferred Shares

The conversion of an Offeror Preferred Share into an Offeror Converted Preferred Share or an Offeror Converted Preferred Share into an Offeror Preferred Share will be deemed not to be a disposition of property and accordingly will not give rise to any capital gain or capital loss. The cost to a Resident Holder of an Offeror Converted Preferred Share or an Offeror Preferred Share, as the case may be, received on the conversion will be deemed to be equal to the Resident Holder’s adjusted cost base of the converted Offeror Preferred Share or Offeror Converted Preferred Share, as the case may be, immediately before the conversion.

Eligibility for Investment

The Offeror Preferred Shares and the Offeror Converted Preferred Shares, provided they are listed on a designated stock exchange (which currently includes the TSX), if issued on the date of this Circular, would be qualified investments under the Tax Act for a trust governed by a Deferred Income Plan.

Notwithstanding that the Offeror Preferred Shares and the Offeror Converted Preferred Shares may be qualified investments, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of the Offeror Preferred Shares and the Offeror Converted Preferred Shares and other tax consequences may result if the Offeror Preferred Shares and the Offeror Converted Preferred Shares are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RRSP or RRIF, as the case may be. The Offeror Preferred Shares and the Offeror Converted Preferred Shares will generally be a “prohibited investment” if the holder or the annuitant, as the case may be, does not deal at arm’s length with the Offeror for purposes of the Tax Act or the holder or the annuitant, as the case may be, has a “significant interest” (as defined in the Tax Act) in the Offeror. In addition, Offeror Preferred Shares and Offeror Converted Preferred Shares will not be a prohibited investment for a TFSA, RRSP or RRIF if such shares are “excluded property” (as defined in the Tax Act) for such TFSA, RRSP or RRIF. Resident Holders are urged to consult their own tax advisors in this regard.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Preferred Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere. Relief under an applicable income tax treaty or convention may not be available for a Non-Resident Holder that is subject to the proposed “treaty-shopping” rule contained in the 2014 Canadian federal budget released February 11, 2014. Such Non-Resident Holders are urged to consult their own tax advisors.

Exchange of Preferred Shares Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Preferred Shares pursuant to the Offer unless those Preferred Shares constitute “taxable Canadian property” and are not “treaty-protected property” of the Non-Resident Holder.

Generally, a Preferred Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the particular time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of Prefco, and (b) more than 50% of the fair market value of the Preferred Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Preferred Shares may otherwise, in certain circumstances, be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non-Resident Holders whose Preferred Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Preferred Shares are considered to be taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Preferred Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Preferred Shares constitute “treaty-protected property”, as defined in the Tax Act. Preferred Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act.

In the event that the Preferred Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder on the disposition thereof pursuant to the Offer, such Non-Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Non-Resident Holder’s Preferred Shares immediately before the exchange. Such Non-Resident Holder, however, may be entitled to the automatic tax deferral provisions of section 85.1 of the Tax Act if such Non-Resident Holder satisfies the conditions described above under the heading “Holders Resident in Canada – Exchange of Preferred Shares Pursuant to the Offer” and such Non-Resident Holder is generally not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income. If section 85.1 of the Tax Act applies, the Offeror Preferred Shares received in exchange for Preferred Shares that constituted taxable Canadian property to such Non-Resident Holder may be deemed to be taxable Canadian property to such Non-Resident Holder.

In the event that the Preferred Shares constitute taxable Canadian property and the disposition of such Preferred Shares by a Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the income tax consequences as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply on the same basis as if the Non-Resident Holder were a Resident Holder thereunder. Non-Resident Holders whose Preferred Shares are taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Disposition of Preferred Shares Pursuant to a Compulsory Acquisition

As described in Section 23 of the Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Preferred Shares not deposited under the Offer pursuant to statutory rights of purchase under Part XVII of the CBCA.

A Non-Resident Holder whose Preferred Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Preferred Shares by way of a Compulsory Acquisition.

Whether a Preferred Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition will generally be determined as described above (see “Holders Not Resident in Canada – Exchange of Preferred Shares Pursuant to the Offer”) except that more stringent rules may be applied where the Preferred Shares cease to be listed on a designated stock exchange (see “Holders Not Resident in Canada – Potential Delisting” below).

A Non-Resident Holder whose Preferred Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Preferred Shares by way of a Compulsory Acquisition unless the Preferred Shares constitute treaty-protected property or such Non-Resident Holder receives only Offeror Preferred Shares as consideration for Preferred Shares of the Non-Resident Holder. See “Holders Not Resident in Canada – Exchange of Preferred Shares Pursuant to the Offer”.

Generally, where interest is paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Preferred Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Preferred Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 23 of the Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Preferred Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Preferred Shares.

The income tax treatment to a Non-Resident Holder of a Subsequent Acquisition Transaction will depend upon the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Preferred Shares under the Offer and will depend on the particular form and circumstances of the transaction.

Depending on the form of the transaction, a Non-Resident Holder may realize a capital gain (or a capital loss) and/or be deemed to receive a dividend. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain generally would depend on whether the Preferred Shares are “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of the disposition and whether the Non-Resident Holder is entitled to relief under an applicable tax treaty or convention.

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Generally, where interest is paid or credited to a Non-Resident Holder in connection with a Subsequent Acquisition Transaction, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act.

No opinion is expressed herein as to the income tax consequences of any such transaction to a Non-Resident Holder.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Preferred Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 17 of the Circular, “Effect of the Offer on the Market for Preferred Shares, Listing and Public Disclosure of Prefco”, Preferred Shares may cease to be listed on the TSX (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Preferred Shares pursuant to the Offer are cautioned that Preferred Shares that are not listed on a designated stock exchange at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Preferred Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Preferred Shares may be deemed to be taxable Canadian property.

If the Preferred Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition and are not treaty-protected property of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition. In addition, if such Preferred Shares constitute taxable Canadian property and are not listed on a recognized stock exchange (which includes the TSX) at the time of their disposition, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Holder, in which case the Offeror (or a successor thereof, as applicable) may deduct and withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors in this regard.

Holding and Disposition of Offeror Preferred Shares and Offeror Converted Preferred Shares

Dividends on Offeror Preferred Shares and Offeror Converted Preferred Shares

Any dividends paid in respect of Offeror Preferred Shares or Offeror Converted Preferred Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-U.S. Tax Treaty, where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Disposition of Offeror Preferred Shares and Offeror Converted Preferred Shares

A Non-Resident Holder who holds Offeror Preferred Shares or Offeror Converted Preferred Shares that are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such shares (other than generally to the Offeror). The circumstances in which the Offeror Preferred Shares or Offeror Converted Preferred Shares may constitute “taxable Canadian property” will be the same as described above under “Holders Not Resident in Canada – Exchange of Preferred Shares Pursuant to the Offer”.

Even if the Offeror Preferred Shares or Offeror Converted Preferred Shares are considered to be “taxable Canadian property” to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if such shares constitute “treaty-protected property”. Offeror Preferred Shares or Offeror Converted Preferred Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty or convention, be exempt from tax under Part I of the Tax Act. Non-Resident Holders who hold Offeror Preferred Shares or Offeror Converted Preferred Shares that are or may be “taxable Canadian property” are urged to consult their own advisors as to the Canadian income tax consequences of disposing such shares.

In the event that Offeror Preferred Shares or Offeror Converted Preferred Shares constitute taxable Canadian property but not “treaty-protected property” to a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property is urged to consult his, her or its own tax advisors regarding any resulting Canadian reporting requirements.

Redemption of Offeror Preferred Shares and Offeror Converted Preferred Shares

If the Offeror redeems or otherwise acquires Offeror Preferred Shares or Offeror Converted Preferred Shares of a Non-Resident Holder (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market), the tax treatment will generally be the same as described above under “Holders Resident in Canada – Redemption of Offeror Preferred Shares and Offeror Converted Preferred Shares”, except that the resulting deemed dividend, if any, will be subject to the same tax treatment as described above under “Holders Not Resident in Canada – Dividends on Offeror Preferred Shares and Offeror Converted Preferred Shares”, and the resulting capital gain or loss, if any, will be subject to the same tax treatment as described above under “Holders Not Resident in Canada – Disposition of Offeror Preferred Shares and Offeror Converted Preferred Shares”.

Conversion of Offeror Preferred Shares and Offeror Converted Preferred Shares

The conversion of an Offeror Preferred Share into an Offeror Converted Preferred Share or an Offeror Converted Preferred Share into an Offeror Preferred Share on the exercise of a conversion privilege by a Non-Resident Holder will generally be subject to the same tax treatment as described above under “Holders Resident in Canada – Conversion of Offeror Preferred Shares and Offeror Converted Preferred Shares”. On such conversion, any Offeror Converted Preferred Shares or Offeror Preferred Shares acquired by a Non-Resident Holder in exchange for Offeror Preferred Shares or Offeror Converted Preferred Shares, as the case may be, that constituted taxable Canadian property to such Non-Resident Holder may be deemed to be taxable Canadian property to such Non-Resident Holder.

25.	EXPENSES OF THE OFFERS

The Offeror estimates that expenses in the aggregate amount of approximately $35 million will be incurred by the Offeror and/or one or more of its Affiliates in connection with the Offers, including legal, financial advising, accounting, filing and printing costs, the Depositary fees, the Information Agent fees, the cost of preparation and mailing of the Offers and fees or expenses in connection with any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares and the Preferred Shares.

26.	LEGAL MATTERS

Certain matters of Canadian Laws relating to the Offer have been passed upon by Goodmans on behalf of the Offeror. As of the date of this Circular, the partners and associates of Goodmans beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of the Offeror or of Prefco. Sullivan & Cromwell has advised the Offeror regarding certain matters of United States Law.

27.	DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Offeror, filed with the various provincial Securities Regulatory Authorities in Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and this Circular:

(a)	the annual information form dated March 6, 2014 for the year ended December 31, 2013;

(b)	the audited consolidated financial statements for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof;

(c)	management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2013 (“Annual MD&A”);

(d)	the notice of annual general shareholder meeting and management proxy circular dated March 6, 2014 in respect of the annual and general meeting of shareholders of the Offeror held on May 6, 2014;

(e)	the unaudited consolidated interim financial statements for the six months ended June 30, 2014 and 2013 and notes related thereto; and

(f)	management’s discussion and analysis of results of operations and financial condition for the six months ended June 30, 2014 and 2013 (“Interim MD&A”).

Any statement contained in the Offer and this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Offer and this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

All documents of the type referred to above (excluding confidential material change reports) and any other financial information or business acquisition reports subsequently filed by the Offeror with any securities commission or similar regulatory authority in Canada or the United States on or after the date of the Offer and this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into the Offer and this Circular.

Information has been incorporated by reference in the Offer and this Circular from documents filed with the Canadian securities regulatory authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or by telephone: 1-514-786-8424, and are also available electronically on SEDAR at www.sedar.com.

28.	RISK FACTORS

Preferred Shareholders should carefully consider the following risk factors related to the Offer and the Offeror. In addition to the risks related to the Offer and the Offeror set out in the documents incorporated by reference in the Offer and Circular, the successful completion of the acquisition by the Offeror of all of the Preferred Shares is subject to certain risks, including as set out below. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror.

Risk Factors Related to the Offer and the Offeror

Credit rating may not reflect actual performance of the Offeror.

The provisional credit rating assigned to the Offeror Prefered Shares is an assessment, by the rating agency, of the Offeror’s ability to pay its obligations. The credit rating is based on certain assumptions about the future performance of the Offeror that may or may not reflect the actual performance of the Offeror. Changes in the credit rating of the Offeror Preferred Shares or in any credit rating assigned to the Offeror Preferred Shares in the future may affect the market price or value and the liquidity of the Offeror Preferred Shares or the Offeror Converted Preferred Shares, as applicable. There is no assurance that any credit rating assigned to the Offeror Preferred Shares or the Offeror Converted Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the rating agency.

The market value of Offeror Preferred Shares and Offeror Converted Preferred Shares will be affected by a number of factors and, accordingly, their trading prices will fluctuate.

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Offeror Preferred Shares and the Offeror Converted Preferred Shares for reasons unrelated to the Offeror’s performance. The value of the Offeror Preferred Shares and the Offeror Converted Preferred Shares are also subject to market fluctuations based upon factors which influence the Offeror’s operations, such as legislative or regulatory developments, competition, technological change and global capital market activity.

The value of the Offeror Preferred Shares and the Offeror Converted Preferred Shares will be affected by the general creditworthiness of the Offeror. The Annual MD&A and the Interim MD&A incorporated by reference into the Offer and this Circular, and the Offeror’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013, discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Offeror’s business, financial condition, financial performance, cash flows, reputation or prospects. See also the discussion under Section 12 of this Circular, “Earnings Coverage Ratios”, which ratios are relevant to an assessment of the risk that the Offeror will be unable to pay dividends on the Offeror Preferred Shares and the Offeror Converted Preferred Shares.

The market value of the Offeror Preferred Shares and the Offeror Converted Preferred Shares, as with other preferred shares, is primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. The market price or value of the Offeror Preferred Shares and the Offeror Converted Preferred Shares will decline as prevailing interest rates for comparable instruments rise, and increase as prevailing interest rates for comparable instruments decline. Real or anticipated changes in credit ratings on the Offeror Preferred Shares and the Offeror Converted Preferred Shares may also affect the cost at which the Offeror can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations.

Prevailing yields on similar securities will affect the market value of the Offeror Preferred Shares and the Offeror Converted Preferred Shares. Assuming all other factors remain unchanged, the market value of the Offeror Preferred Shares and the Offeror Converted Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over the Government of Canada Bond Yield, T-Bill Rate and comparable benchmark rates of interest for similar securities may affect the market value of the Offeror Preferred Shares and the Offeror Converted Preferred Shares.

The market value of Offeror Preferred Shares and Offeror Converted Preferred Shares may also be influenced by similar factors that affect the trading prices of the Offeror Common Shares, including the Offeror’s financial results and political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which the Offeror Common Shares are traded and the market segment of which the Offeror is a part.

The Offeror may redeem the Offeror Preferred Shares and the Offeror Converted Preferred Shares without the holders’ consent

The Offeror may choose to redeem the Offeror Preferred Shares and the Offeror Converted Preferred Shares from time to time, in accordance with its rights described in Annex A appended hereto, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares”, including when prevailing interest rates are lower than the yields borne by the Offeror Preferred Shares and the Offeror Converted Preferred Shares. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yields on the Offeror Preferred Shares or the Offeror Converted Preferred Shares being redeemed. The Offeror’s redemption right may also adversely impact a purchaser’s ability to sell Offeror Preferred Shares and Offeror Converted Preferred Shares as the optional redemption date or period approaches. Having regard to the circumstances of the Offer, the paid-up capital of the Offeror Preferred Shares or the Offeror Converted Preferred Shares of a particular series may be less than the redemption amount of such shares and, as a result, any deemed dividend arising from such redemption may be increased (see Section 24 of this Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Holding and Disposition of Offeror Preferred Shares and Offeror Converted Preferred Shares – Redemption of Offeror Preferred Shares and Offeror Converted Preferred Shares”).

The Offeror Preferred Shares and the Offeror Converted Preferred Shares do not have a fixed maturity date, may not be redeemed at the holder’s option and may be liquidated by the holder only in limited circumstances.

Neither Offeror Preferred Shares nor the Offeror Converted Preferred Shares have a fixed maturity date and are not redeemable or retractable at the option of the holders of Offeror Preferred Shares or Offeror Converted Preferred Shares, as applicable. The ability of a holder to liquidate its holdings of Offeror Preferred Shares or Offeror Converted Preferred Shares may be limited.

There is currently no trading market for the Offeror Preferred Shares or the Offeror Converted Preferred Shares.

There is currently no trading market for the Offeror Preferred Shares or the Offeror Converted Preferred Shares. There can be no assurance that an active trading market will develop for the Offeror Preferred Shares or the Offeror Converted Preferred Shares following the issuance of any of those shares, or if developed, that such an active trading market will continue. If an active or liquid market for the Offeror Preferred Shares and the Offeror Converted Preferred Shares fails to develop or be sustained, the prices at which the Offeror Preferred Shares and the Offeror Converted Preferred Shares trade may be adversely affected.

Creditors of the Offeror rank ahead of holders of Offeror Preferred Shares and Offeror Converted Preferred Shares in the event of an insolvency or winding up of the Offeror.

Creditors of the Offeror would rank ahead of holders of Offeror Preferred Shares and Offeror Converted Preferred Shares in the event of an insolvency or winding up of the Offeror.

The Offeror Preferred Shares and the Offeror Converted Preferred Shares rank equally with other Offeror First Preferred Shares that may be outstanding in the event of an insolvency or winding up of the Offeror. If the Offeror becomes insolvent or is wound-up, the Offeror’s assets must be used to pay debt, including inter-company debt, before payments may be made on Offeror Preferred Shares, Offeror Converted Preferred Shares and other preferred shares.

The dividend rates on the Offeror Preferred Shares and the Offeror Converted Preferred Shares will reset.

The dividend rate in respect of each series of Offeror Preferred Shares will reset in accordance with their terms. The dividend rate in respect of each series of Offeror Converted Preferred Shares will reset quarterly. In each case, the new dividend rate is unlikely to be the same as, and may be lower than, the dividend rate for the applicable preceding dividend period.

Investments in the Offeror Converted Preferred Shares, given their floating interest component, entail risks not associated with investments in the Offeror Preferred Shares.

Investments in the Offeror Converted Preferred Shares, given their floating interest component, entail risks not associated with investments in the Offeror Preferred Shares. The resetting of the applicable rate on an Offeror Converted Preferred Share may result in a lower dividend compared to fixed rate Offeror Preferred Shares. The applicable rate on an Offeror Converted Preferred Share will fluctuate in accordance with fluctuations in the T-Bill Rate on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Offeror has no control.

The Offeror Preferred Shares and the Offeror Converted Preferred Shares may be converted without the holders’ consent in certain circumstances.

An investment in: (a) Offeror Series AM Preferred Shares, Offeror Series AO Preferred Shares or Offeror Series AQ Preferred Shares, as the case may be, may become an investment in Offeror Series AN Preferred Shares, Offeror

Series AP Preferred Shares or Offeror Series AR Preferred Shares, respectively, or (b) Offeror Series AN Preferred Shares, Offeror Series AP Preferred Shares or Offeror Series AR Preferred Shares, as the case may be, may become an investment in Offeror Series AM Preferred Shares, Offeror Series AO Preferred Shares or Offeror Series AQ Preferred Shares, respectively, in each case, without the consent of the holder in the event of an automatic conversion in the circumstances described in Annex A appended hereto, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and Offeror Converted Preferred Shares”. Upon the automatic conversion of the Offeror Series AM Preferred Shares, Offeror Series AO Preferred Shares or Offeror Series AQ Preferred Shares, as the case may be, into Offeror Series AN Preferred Shares, Offeror Series AP Preferred Shares or Offeror Series AR Preferred Shares, respectively, the dividend rate on the Offeror Series AN Preferred Shares, Offeror Series AP Preferred Shares or Offeror Series AR Preferred Shares, as the case may be, will be a floating rate that is adjusted quarterly by reference to the T-Bill Rate which may vary from time to time while, upon the automatic conversion of the Offeror Series AN Preferred Shares, Offeror Series AP Preferred Shares or Offeror Series AR Preferred Shares, as the case may be, into Offeror Series AM Preferred Shares, Offeror Series AO Preferred Shares or Offeror Series AQ Preferred Shares, respectively, the dividend rate on the Offeror Series AM Preferred Shares, Offeror Series AO Preferred Shares or Offeror Series AQ Preferred Shares, as the case may be, will be, for each five-year period, a fixed rate that is determined by reference to the Government of Canada Yield on the 30th day prior to the first day of each such five-year period. In addition, holders may be prevented from converting their Offeror Preferred Shares into Offeror Converted Preferred Shares, and vice versa, in certain circumstances.

The declaration of dividends on the Offeror Preferred Shares and the Offeror Preferred Shares is at the discretion of the Offeror Board.

Holders of Offeror Preferred Shares and Offeror Converted Preferred Shares do not have a right to dividends on such shares unless declared by the Offeror Board. The declaration of dividends is at the discretion of the Offeror Board even if the Offeror has sufficient funds, net of its liabilities, to pay such dividends.

The Offeror may not declare or pay a dividend if there are reasonable grounds for believing that (a) the Offeror is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of the Offeror’s assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares. Liabilities of the Offeror will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any, that are owing by the Offeror under guarantees in respect of which a demand for payment has been made. See Section 11 of this Circular, “Certain Information Concerning Securities of the Offeor – Consolidated Capitalization”.

The non-financial terms and conditions of the Offeror Preferred Shares and Offeror Converted Preferred Shares differ from the Preferred Shares and Convertred Preferred Shares, respectively.

The Offeror Preferred Shares and the Offeror Converted Preferred Shares have financial terms that are the same as those attached to the Preferred Shares and the Converted Preferred Shares, respectively. Certain other non-financial terms and conditions of the Offeror Preferred Shares and the Offeror Converted Preferred Shares differ from the non-financial terms and conditions of the Preferred Shares and Converted Preferred Shares, respectively. While the Offeror does not believe that such differences are material, such differences could affect the rights and obligations of the holders of Offeror Preferred Shares and Offeror Converted Preferred Shares in a manner that differs from the rights and obligations of the holders of Preferred Shares and Converted Preferred Shares. Preferred Shareholders are encouraged to read the terms of the Offeror Preferred Shares and Offeror Converted Preferred Shares in their entirety. See Section 8 of this Circular, “Terms of the Offeror Preferred Shares”.

Holders of the Offeror Preferred Shares and the Offeror Converted Preferred Shares do not have voting rights except under limited circumstances.

Holders of Offeror Preferred Shares and Offeror Converted Preferred Shares will generally not have voting rights at meetings of the shareholders of the Offeror except under limited circumstances. Holders of Offeror Preferred Shares and Offeror Converted Preferred Shares will generally not have the right to elect the Offeror Board. See the “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares” appended hereto as Annex A.

If the Offer is completed, the market for Preferred Shares may be adversely affected, Preferred Shares may be delisted and Prefco may cease to be a reporting issuer.

The purchase of any Preferred Shares by the Offeror pursuant to the Offer will reduce the number of Preferred Shares that might otherwise trade publicly, as well as the number of Preferred Shareholders, and, depending on the number of Preferred Shareholders participating in the Offer and the number of Preferred Shares deposited by such Preferred Shareholders, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Preferred Shares held by the public. After the purchase of the Preferred Shares under the Offer, the Offeror may be able to cause Prefco to eliminate any public reporting obligations of Prefco under applicable securities Laws in any province or territory of Canada or any other jurisdiction in which it has an insignificant number of shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Preferred Shares from the TSX. Although it is possible that the Preferred Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Preferred Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Preferred Shares remaining at such time and the interest in maintaining a market in the Preferred Shares on the part of securities firms. The Offeror intends to cause Prefco to apply to delist the Preferred Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

The acquisition of all of the outstanding Preferred Shares might not be successfully completed without the possibility of Preferred Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Preferred Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Preferred Shareholders having the right to dissent and demand payment of the fair value of their Preferred Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Preferred Shareholders for their Preferred Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Preferred Shareholders exercising dissent rights in respect of a substantial number of Preferred Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

The tax consequences to a Preferred Shareholder under the Offer may differ materially from the tax consequences to a Preferred Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction.

The Offer is conditional upon, among other things, the completion of the Common Share Offer.

The Offer is conditional upon, among other things, the conditions of the Common Share Offer set forth in the Support Agreement having been satisfied, or to the extent permitted by Law and the terms of the Support Agreement, waived by the Offeror such that the Offeror will be bound to take up and pay for the Common Shares validly deposited (and not properly withdrawn) under the Common Share Offer. The completion of the Common Share Offer is also subject to certain risks and uncertainties as described in the Common Share Offer and take-over bid circular relating to the Common Share Offer filed by the Offeror with the Securities Regulatory Authorities and available on SEDAR at www.sedar.com.

The Support Agreement may be terminated by the Company or the Offeror in certain circumstances and, accordingly, the Offer may not be completed.

Each of the Company and the Offeror has the right to terminate the Support Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Offeror provide any assurance, that the Support Agreement will not be terminated by either the Company or the Offeror before the completion of the Offer and, accordingly, the Offer may not be successfully completed without the support of Prefco. See Section 5 of this Circular, “Agreements Relating to the Offer – Support Agreement – Termination of the Support Agreement”.

Risk Factors Related to the Offeror

Preferred Shareholders who tender their Preferred Shares to the Offer and receive Offeror Preferred Shares in consideration under the Offer should carefully consider the risks and uncertainties associated with the Offeror described in the documents that the Offeror has filed with the Securities Regulatory Authorities incorporated by reference herein, including, in particular, section 9 of the Annual MD&A and the other sections of the Annual MD&A referred to in such section 9, as updated in the Offeror’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013 and in the Interim MD&A. Copies of these documents can be found under the Offeror’s profile on SEDAR at www.sedar.com.

29.	SOLICITING DEALER GROUP

The Offeror may retain one or more dealer managers to form a soliciting dealer group to solicit acceptances of the Offer. The soliciting dealer group may be comprised of members of the Investment Industry Regulatory Organization of Canada and participating organizations of the TSX to solicit acceptances of the Offer.

If a dealer manager is retained and a soliciting dealer group is formed, the Offeror will pay to each soliciting dealer a fee customary for such transactions for each Preferred Share deposited and taken up by the Offeror under the Offer and the dealer managers will be reimbursed for certain reasonable out-of pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities and expenses in connection with the Offer. The Offeror may require the soliciting dealers to furnish evidence of beneficial ownership satisfactory to the Offeror, acting reasonably, before providing payment of such solicitation fees.

No fee or commission will be payable by any Preferred Shareholder who transmits Preferred Shares directly to the Depositary or who makes use of the services of a soliciting dealer to accept the Offer.

30.	DEPOSITARY AND INFORMATION AGENT

The Offeror has engaged CST Trust Company to act as the Depositary for the Offer. The Depositary may contact Preferred Shareholders by mail, telephone and facsimile and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Preferred Shares. The Depositary will facilitate book-entry only transfers of Preferred Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has also retained CST Phoenix Advisors to act as Information Agent in connection with the Offer. The Information Agent may contact Preferred Shareholders by mail, telephone, other electronic means or in person and may request investment dealers, broker, banks, trust companies and other nominees to forward materials relating to the Offer to Preferred Shareholders. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance concerning the Offer may be directed to the Depositary (CST Trust Company) at 1-866-271-6893 toll free in North America, or at 1-416-682-3860 outside of North America, or by e-mail at inquiries@canstockta.com, or to the Information Agent (CST Phoenix Advisors) at 1-866-822-1244 toll free in North America, or at 1-201-806-7301 outside of North America, or by e-mail at inquiries@phoenixadvisorscst.com. Further contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

Except as expressly set forth in this Offer and Circular, no investment dealer, broker, bank, trust company or other nominee shall be deemed to be an agent of the Offeror or the Depositary for the purposes of the Offer.

31.	OFFEREES’ CONTRACTUAL RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of a company subject to a formal take-over bid with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those security holders. However, such statutory rights must be exercised within prescribed time limits. In connection with the Exemptive Relief granted to the Offeror in connection with the Offer (see Section 22 of this Circular, “Securities Law Matters”), Preferred Shareholders that receive Offeror Preferred Shares under the Offer will have contractual rights equivalent to the statutory rights that such shareholders would have been entitled to if the Offer was a formal take-over bid under applicable Securities Laws. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Preferred Shareholder. Preferred Shareholders should accordingly also contact their broker or other nominee for assistance as required.

32.	DIRECTORS’ APPROVAL

The contents of the Offer and this Circular have been approved and the sending thereof to the Preferred Shareholders has been authorized by the Offeror Board.

GLOSSARY

In the accompanying Summary, Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set forth below:

“Affiliate” or “Affiliates” means a Subsidiary of a Person, or a Person is also deemed to be an Affiliate of another Person if both are Subsidiaries of the same Person, or if each of them is controlled by the same Person. Notwithstanding the foregoing, for purposes of the Summary, Offer and Circular, (a) each of Bell Aliant GP, Bell Aliant LP, Prefco and their respective Subsidiaries shall, in each case for so long as the Company has any direct or indirect debt or equity interest therein or unless otherwise agreed in writing by the Offeror, Bell Canada and a majority of the directors of the Company who are Independent (as such term is defined in the Securityholders’ Agreement), be respectively deemed for the purposes of the Summary, Offer and Circular, to be Subsidiaries and Affiliates of the Company and not of the Offeror or Bell Canada, and (b) the Company shall be deemed for the purposes of the Summary, Offer and Circular not be a Subsidiary or Affiliate of the Offeror or Bell Canada;

“allowable capital loss” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Annual Fixed Dividend Rate” (a) in respect of the Offeror Series AM Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AM Preferred Shares”, (b) in respect of the Offeror Series AO Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AO Preferred Shares” and (c) in respect of the Offeror Series AQ Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AQ Preferred Shares”;

“Annual MD&A” has the meaning ascribed thereto in Section 27 of the Circular, “Documents Incorporated by Reference”;

“Appointee” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“ARC” means an advance ruling certificate;

“Arm’s Length” has the meaning attributed thereto under the Income Tax Act (Canada);

“Articles” means the articles of incorporation of the Offeror;

“Barclays” means Barclays Capital Canada Inc.;

“Bell Aliant GP” means Bell Aliant Regional Communications Inc.;

“Bell Aliant Group” means the Company and each of its direct and indirect Subsidiaries, including Bell Aliant GP and Prefco;

“Blakes” means Blake, Cassels & Graydon LLP;

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page) for purposes of displaying Government of Canada Yields.

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“Book Entry Confirmation” means confirmation of a book-entry transfer of a Preferred Shareholder’s Preferred Shares into the Depositary’s account at CDS;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario, Montreal, Québec or Halifax, Nova Scotia;

“Canada-U.S. Tax Treaty” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Preferred Shares Pursuant to a Subsequent Acquisition Transaction”;

“Cash Alternative” means the right of each Common Shareholder to elect to receive, for each Common Share held by such Common Shareholder, $31.00 in cash under the Common Share Offer;

“Cash and Share Alternative” means the right of each Common Shareholder to elect to receive, for each Common Share held by such Common Shareholder, $7.75 in cash and 0.4778 of an Offeror Common Share under the Common Share Offer;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;

“CDS Participants” has the meaning ascribed thereto in Section 6 of the Offer, “Take-Up and Payment for Deposited Preferred Shares”.

“CDSX” means the computer system by which CDS Participants can deposit book-based shares to the Depository directly in lieu of completing and depositing a Letter of Transmittal to the Depositary;

“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof, including Annex A and Annex B appended thereto;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Common Shares” means all of the issued and outstanding common shares of the Company;

“Common Shareholder” or “Common Shareholders” means the holders of Common Shares other than the Offeror and its Affiliates;

“Common Share Offer” means the offer to be made, subject to the terms and conditions of the Support Agreement, by the Offeror by way of a formal take-over bid for all of the outstanding Common Shares other than Common Shares held by the Offeror and its Affiliates;

“Common Share Offer Effective Date” means the date on which the Offeror first takes up and pays for Common Shares deposited to the Common Share Offer;

“Common Share Offer Expiry Time” means the date on which the Common Share Offer Expiry Time occurs;

“Common Share Offer Expiry Date” means 5:00 p.m. (Eastern time) on September 19, 2014 unless the Common Share Offer is extended or withdrawn by the Offeror;

“Company” means Bell Aliant Inc.;

“Company Board” means the board of directors of the Company;

“Company Change in Recommendation” means if the Company Board or the Company Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Common Share Offer in a manner adverse to the Offeror, or fails to publicly recommend or reaffirm its approval or recommendation of the Common Share Offer within two (2) Business Days of any written request by the Offeror (or, in the event that the Common Share Offer shall be scheduled to expire within such two (2) Business Day period, prior to such scheduled expiry), or makes a public statement inconsistent with its approval or recommendation of the Common Share Offer;

“Company Special Committee” means the special committee of the Company Board formed to consider the Common Share Offer;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means (a) both of (i) the expiry, waiver, or termination of any applicable waiting periods, including any extension of a waiting period, under Section 123 of the Competition Act, and (ii) the advisement by the Commissioner in writing to the Offeror that the Commissioner does not, at this time, intend to make an application under Section 92 of the Competition Act, or (b) the issuance of an ARC issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Support Agreement;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 23 of the Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer”;

“Confidentiality Agreement” means the mutual non-disclosure agreement made as of July 11, 2014 between the Offeror and the Company;

“Contract” means, with respect to any Person, any legally binding agreement, commitment, engagement, contract or undertaking (written or oral) to which such Person is a party or by which such Person is bound or affected or to which any of its assets is subject;

“Converted Preferred Shares” has the meaning ascribed thereto in Section 14 of the Circular, “Certain Information Concerning Securities of Prefco”;

“CRA” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“DBRS” means DBRS Limited;

“Deferred Income Plans” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“Deferred Shares” means the deferred shares issued under the DSP;

“Depositary” means CST Trust Company;

“Deposited Preferred Shares” has the meaning ascribed thereto in Section 3 of the Offer Offer, “Manner of Acceptance – Dividends and Distributions; Liens”;

“Directors’ Circular” means the directors’ circular of Prefco with respect to the Offer;

“Dissenting Offeree” has the meaning ascribed thereto in Section 23 of the Circular, “Acquisition of Preferred Share Not Deposited Under the Offer”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions; Liens”;

“DSP” means the Company Deferred Share Plan for executive employees;

“Eligible Holder” means a beneficial holder of Preferred Shares that is either (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

“Employee Plans” means all plans or arrangements providing for the benefit of employees generally or for any particular executive officer including all of the employee benefit, health, welfare, disability, bonus, deferred compensation, stock compensation, stock option or purchase or other stock-based compensation plans or arrangements, retirement plans, post-retirement benefit plans or arrangements, pension plans or arrangements applicable to present or former employees or directors of the Company or any of its Subsidiaries which are currently maintained or participated in by the Company or any of its Subsidiaries and under which the Company or any of its Subsidiaries has any material obligations or liabilities;

“Exchange Act” has the meaning ascribed thereto on page (i), “Notice to Preferred Shareholders in the United States”;

“Exemptive Relief” has the meaning ascribed thereto in Section 22, “Securities Law Matters”;

“Expiry Time” has the meaning ascribed thereto on the cover pages to the Offer and Circular;

“Fairness Opinion” means the opinion of Scotia dated July 22, 2014 to the effect that, subject to the assumptions, limitations and qualifications contained therein, the consideration to be received under the Offer is fair, from a financial point of view, to the Preferred Shareholders;

“Floating Quarterly Dividend Rate” (a) in respect of the Offeror Series AN Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AN Preferred Shares”, (b) in respect of the Offeror Series AP Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AP Preferred Shares” and (c) in respect of the Offeror Series AR Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AR Preferred Shares”;

“Goodmans” means Goodmans LLP;

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Montreal time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Offeror, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guarantee Rights” means the rights and benefits of a Preferred Shareholder in respect of Preferred Shares under the applicable guarantee indenture among Prefco, Bell Aliant GP (as guarantor) and CIBC Mellon Trust Company (as security trustee);

“Holder” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Information” has the meaning ascribed thereto in Section 16 of the Circular, “Fairness Opinion”;

“Information Agent” means CST Phoenix Advisors;

“Initial Fixed Rate Period” (a) in respect of the Offeror Series AM Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AM Preferred Shares”, (b) in respect of the Offeror Series AO Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AO Preferred Shares” and (c) in respect of the Offeror Series AQ Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AQ Preferred Shares”;

“Interested Directors” means those members of the Company Board or the Prefco Board, as applicable, who have declared an interest in, and refrained from voting in respect of, the transactions contemplated by the Support Agreement;

“Interim MD&A” has the meaning ascribed thereto in Section 27 of the Circular, “Documents Incorporated by Reference”;

“Law(s)” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the applicable form accompanying the Offer and Circular;

“Lock-Up Agreements” means the agreements dated July 23, 2014 between the Offeror and the Locked-Up Shareholders;

“Locked-Up Shareholders” means the following directors and executive officers of the Company: Frederick Crooks, Robert Dexter, Charles Hartlen, Glen LeBlanc, Rod MacGregor, Dan McKeen, Edward Reevey, Karen Sheriff and Louis Tanguay;

“Material Adverse Effect” when used in connection with the Offeror or the Company, means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise), financial condition of the Offeror and its Subsidiaries, or the Company and its Subsidiaries, as applicable, in each case taken as a whole, other than changes, effects, events, occurrences or states of fact consisting of, resulting from or arising in connection with:

(a)	the public announcement of the Offer or the transactions contemplated by the Offer or the performance of any obligations hereunder, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners;

(b)	the failure of such Party (or, in the case of the Company, the Company or Bell Aliant GP), in and of itself, to meet any internal or public projections, forecasts or estimates of revenues, earnings, cash flow or other financial measures (it being understood that the causes underlying such event may, unless otherwise excluded in this definition, be taken into account in determining whether a Material Adverse Effect has occurred);

(c)	any changes, or announcement of a change in, the credit rating of such Party or a Subsidiary of such Party or any of its securities (it being understood that the causes underlying such event may, unless otherwise excluded in this definition, be taken into account in determining whether a Material Adverse Effect has occurred);

(d)	general economic, financial, currency exchange or securities market conditions in Canada or the United States;

(e)	changes generally affecting the telecommunications industry in Canada or the United States;

(f)	any change in applicable Laws, regulations or IFRS;

(g)	any natural disaster;

(h)	any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or

(i)	any change in the market price or trading volume of any securities of such Party (it being understood that the causes underlying such change in market price may, unless otherwise excluded by paragraphs (a) through (f), be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of such Party trade;

except, in the case of paragraphs (d) through (f), to the extent any such change, effect, event, occurrences or state of fact has had a materially disproportionate effect on such Party and its Subsidiaries taken as a whole compared to other comparable Persons of similar size operating in the telecommunications industry in Canada;

“Material Contract” means any Contract, other than a Contract with the Offeror or any of its Affiliates, to which the Company and/or any one or more of its Subsidiaries is a party or by which the Company and/or or any or more of its

Subsidiaries is bound or to which any of its assets is subject: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on the Company and/or one or more of its Subsidiaries; (b) relating to indebtedness for borrowed money, reimbursement obligations in respect of letters of credit or bankers’ acceptances or hedging obligations in excess of $25,000,000; (c) under which the Company and/or any one or more of its Subsidiaries is obligated to make or expects to receive payments in excess of $25,000,000 over the remaining term; (d) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or other revenue-sharing arrangements in which the interest of the Company and/or any one or more of its Subsidiaries has a fair market value that exceeds $25,000,000; (e) that creates an exclusive dealing arrangement or right of first offer or refusal with respect to any material asset of the Company and/or any one or more of its Subsidiaries; (f) providing for the purchase, sale or exchange, or option to purchase, sell or exchange, of any asset where the purchase or sale price or agreed value or fair market value of such asset exceeds $25,000,000; (g) that limits or restricts in any material respect (i) the ability of the Company or any one or more of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (ii) the scope of Persons to whom the Company or any one or more of its Subsidiaries may sell products or deliver services; or (h) that is otherwise material and made outside of the Ordinary Course;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“NYSE” means the New York Stock Exchange;

“Offer Deadline” means August 25, 2014;

“Offeror” means BCE Inc.;

“Offeror Board” means the board of directors of the Offeror;

“Offeror Class B Shares” means the class B shares in the capital of the Offeror;

“Offeror Common Shares” means the common shares in the capital of the Offeror;

“Offeror Converted Preferred Share Conversion Date” in respect of the Offeror Series AN Preferred Shares, Offeror Series AP Preferred Shares and Offeror Series AR Preferred Shares, means the Series AN Conversion Date, Series AP Conversion Date and Series AR Conversion Date, respectively;

“Offeror Converted Preferred Shares” means the Offeror Series AN Preferred Shares, the Offeror Series AP Preferred Shares and the Offeror Series AR Preferred Shares;

“Offeror First Preferred Shares” means the first preferred shares issuable in series in the capital of the Offeror;

“Offeror Preferred Share Conversion Date” in respect of the Offeror Series AM Preferred Shares, Offeror Series AO Preferred Shares and Offeror Series AQ Preferred Shares, means the Series AM Conversion Date, Series AO Conversion Date and Series AQ Conversion Date, respectively;

“Offeror Preferred Shares” means the Offeror Series AM Preferred Shares, the Offeror Series AO Preferred Shares and the Offeror Series AQ Preferred Shares;

“Offeror Second Preferred Shares” means the second preferred shares issuable in series in the capital of the Offeror;

“Offeror Series AK Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AK in the capital of the Offeror;

“Offeror Series AL Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AL in the capital of the Offeror;

“Offeror Series AM Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AM to be designated in the capital of the Offeror;

“Offeror Series AN Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AN to be designated in the capital of the Offeror;

“Offeror Series AO Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AO to be designated in the capital of the Offeror;

“Offeror Series AP Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AP to be designated in the capital of the Offeror;

“Offeror Series AQ Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AQ to be designated in the capital of the Offeror;

“Offeror Series AR Preferred Shares” means the Cumulative Redeemable First Preferred Shares, Series AR to be designated in the capital of the Offeror;

“Offeror’s Notice” has the meaning ascribed thereto in Section 23 of the Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer”;

“Offer” has the meaning ascribed thereto on the cover pages to the Offer and Circular;

“Offers” means, collectively, the Common Share Offer and the Offer;

“Ordinary Course” means, with respect to an action taken by the Company or any of its Subsidiaries, that such action is taken in the ordinary course of the normal operations of the Company or such Subsidiary;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 - Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Outside Date” means December 31, 2014, subject to the right of either the Company or the Offeror to postpone the Outside Date on no more than two occasions by a period of 30 days each time if (a) any of the Required Regulatory Approvals has not been obtained, or (b) an action, suit or proceeding shall have been taken, commenced or threatened before or by any Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or sale to the Offeror of the Common Shares or the rights of the Offeror to own or exercise full rights of ownership of the Common Shares, to complete a Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Offer or which would have such an effect and the Party electing to postpone the Outside Date, if that Party is a party to such action, suit or proceeding, is diligently contesting it;

“Parties” means the Offeror, the Company and Prefco; and “Party” means any one of them;

“Permitted Common Share Dividend” means a dividend in an amount per Common Share equal to the product of (a) the amount, if any, of the cash dividend payable to holders of Offeror Common Shares with a record date on or about December 15, 2014, multiplied by (b) 0.4778;

“Permitted Preferred Share Dividend” means the quarterly cash dividends payable to Preferred Shareholders on the last business day of March, June, September and December in each year in accordance with Prefco’s articles;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Prefco” means Bell Aliant Preferred Equity Inc.;

“Prefco Board” means the board of directors of Prefco;

“Prefco Change of Recommendation” means if the Prefco Board or the Prefco Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Offer in a manner adverse to the Offeror, or fails to publicly recommend or reaffirm its approval or recommendation of the Offer within two (2) Business Days of any written request by the Offeror (or, in the event that the Offer shall be scheduled to expire within such two (2) Business Day period, prior to such scheduled expiry), or makes a public statement inconsistent with its approval or recommendation of the Offer;

“Prefco Special Committee” means the special committee of the Prefco Board formed to consider the Offer;

“Preferred Share Agreements” means (a) the guarantee indentures dated as of March 15, 2011 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Series A Preferred Shares and the Series B Preferred Shares, (b) the guarantee indentures dated as of December 7, 2011 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Series C Preferred Shares and the Series D Preferred Shares, (c) the guarantee indentures dated as of February 14, 2013 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Series E Preferred Shares and the Series F Preferred Shares, and (d) the Nomination and Appointment Agreement dated March 15, 2011 between the Company and Prefco;

“Preferred Shareholders” means the holders of Preferred Shares;

“Preferred Shares” means, collectively, the Series A Preferred Shares, the Series C Preferred Shares and the Series E Preferred Shares;

“Prefco Engagement Agreement” has the meaning ascribed thereto in Section 16 of the Circular, “Fairness Opinion”;

“Proposal” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“Quarterly Floating Rate Period” (a) in respect of the Offeror Series AN Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AN Preferred Shares”, (b) in respect of the Offeror Series AP Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AP Preferred Shares” and (c) in respect of the Offeror Series AR Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AR Preferred Shares”;

“RBC Capital Markets” means RBC Dominion Securities Inc.;

“Required Regulatory Approvals” means (i) the Competition Act Clearance, (ii) the approval of the TSX and NYSE to list the Offeror Common Shares, and for purposes of the Offer, the approval of the TSX to list the Offeror Preferred Shares, and (iii) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that the Offeror, acting reasonably, determines are required in connection with the commencement of the Offer or the consummation of the Offer;

“Resident Holder” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RRIFs” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“RRSPs” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“S&P” means Standard & Poor’s Ratings Services;

“SEC” has the meaning ascribed thereto on page (i), “Notice to Preferred Shareholders in the United States”;

“Scotia” means Scotia Capital Inc.;

“Securities Act” means the Securities Act (Ontario);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including U.S. securities laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators and accessible at www.sedar.com;

“Series A Preferred Shares” means the Cumulative 5-Year Rate Reset Preferred Shares, Series A in the capital of Prefco;

“Series AM Conversion Date” has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AM Preferred Shares”;

“Series AN Conversion Date” has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AN Preferred Shares”;

“Series AO Conversion Date” has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AO Preferred Shares”;

“Series AP Conversion Date” has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AP Preferred Shares”;

“Series AQ Conversion Date” has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AQ Preferred Shares”;

“Series AR Conversion Date” has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AR Preferred Shares”;

“Series B Preferred Shares” has the meaning ascribed thereto in Section 14 of the Circular, “Certain Information Concerning Securities of Prefco”;

“Series C Preferred Shares” means the Cumulative 5-Year Rate Reset Preferred Shares, Series C in the capital of Prefco;

“Series D Preferred Shares” has the meaning ascribed thereto in Section 14 of the Circular, “Certain Information Concerning Securities of Prefco”;

“Series E Preferred Shares” means the Cumulative 5-Year Rate Reset Preferred Shares, Series E in the capital of Prefco;

“Series F Preferred Shares” has the meaning ascribed thereto in Section 14 of the Circular, “Certain Information Concerning Securities of Prefco”;

“Share Alternative” means the right of each Common Shareholder to elect to receive, for each Common Share held by such Common Shareholder, 0.6371 of an Offeror Common Share under the Common Share Offer;

“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 23 of the Circular, “Acquisition of Preferred Shares Not Deposited Under the Offer”;

“Subsequent Fixed Rate Period” (a) in respect of the Offeror Series AM Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AM Preferred Shares”, (b) in respect of the Offeror Series AO Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AO Preferred Shares” and (c) in respect of the Offeror Series AQ Preferred Shares, has the meaning ascribed thereto in Annex A to the Circular, “Rights, Privileges, Restrictions and Conditions Attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares – Description of the Offeror Series AQ Preferred Shares”;

“Subsidiary” means, in respect of a Person, a Person that is controlled directly or indirectly by that Person, and includes a Subsidiary of a Subsidiary. For the purposes of the Summary, Common Share Offer and the Circular, a Person (the first Person) is deemed to control another Person (the second Person) if:

(a)	the first Person, directly or indirectly, beneficially owns or exercises control or direction (including, without limitation, by way of agreement or arrangement) over securities of the second Person carrying votes which, if exercised, taking into account any rights of the first Person under such agreement or arrangement, as applicable, would entitle the first Person to elect or direct or cause the election of a majority of the directors or trustees, as applicable, of the second Person, unless that first Person holds the voting securities only to secure an obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person;

and for greater certainty a Person (the first Person) who controls another Person (the second Person) also controls all Persons that the second Person controls.

Notwithstanding the foregoing, for purposes of the Summary, Common Share Offer and Circular, (a) each of Bell Aliant GP, Bell Aliant LP, Prefco and their respective Subsidiaries shall, in each case for so long as the Company has any direct or indirect debt or equity interest therein or unless otherwise agreed in writing by the Offeror, Bell Canada and a majority of the directors of the Company who are Independent (as such term is defined in the Securityholders’ Agreement), be respectively deemed for the purposes of the Summary, Common Share Offer and Circular, to be Subsidiaries and Affiliates of the Company and not of the Offeror or Bell Canada, and (b) the Company shall be deemed for the purposes of the Summary, the Offer and the Circular to not be a Subsidiary or Affiliate of the Offeror or Bell Canada;

“Sullivan & Cromwell” means Sullivan & Cromwell LLP;

“Support Agreement” means the support agreement dated July 23, 2014 between the Offeror, the Company and Prefco, pursuant to which, among other things, the Company agreed to support the Common Share Offer and Prefco agreed to support the Offer;

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“taxable capital gain” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Tax Act” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Election” means, collectively, a joint election made by an Eligible Holder and the Offeror under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation;

“Tax Proposals” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“TFSAs” has the meaning ascribed thereto in Section 24 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”; and

“TSX” means the Toronto Stock Exchange.

CONSENT OF GOODMANS LLP

TO:    The Board of Directors of BCE Inc. (the “Offeror”)

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” and our name under “Legal Matters”, in the Circular accompanying the Offer dated August 14, 2014 made by the Offeror to the holders of cumulative 5-year rate reset preferred shares, series A, cumulative 5-year rate reset preferred shares, series C and cumulative 5-year rate reset preferred shares, series E of Bell Aliant Preferred Equity Inc.

(signed) Goodmans LLP

Toronto, Ontario

August  14, 2014

CONSENT OF SCOTIA CAPITAL INC.

TO:    The Board of Directors of BCE Inc. (the “Offeror”)

We refer to the Fairness Opinion dated July 22, 2014, which we prepared for the Special Committee of Bell Aliant Preferred Equity Inc. (“Prefco”) in connection with the Offer made by the Offeror to the holders of cumulative 5-year rate reset preferred shares, series A, cumulative 5-year rate reset preferred shares, series C and cumulative 5-year rate reset preferred shares, series E of Prefco. We consent to the use of our name and the references to our Fairness Opinion (including a summary thereof) in this document.

(signed) Scotia Capital Inc.

Toronto, Ontario

August 14, 2014

CERTIFICATE OF BCE INC.

Dated: August 14, 2014

The foregoing, together with the documents incorporated by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

(signed) George A. Cope	(signed) Siim A. Vanaselja
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors of BCE Inc.

(signed) Thomas C. O’Neill	(signed) Paul R. Weiss
Director	Director

ANNEX A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO

THE OFFEROR PREFERRED SHARES AND THE OFFEROR CONVERTED PREFERRED SHARES

The following information should be read in conjunction with the information concerning the Offeror appearing elsewhere in the Offer and Circular and incorporated by reference in the Offer and Circular. Capitalized terms not otherwise defined in this Annex A are defined in the Glossary and the Circular.

The following is a summary of certain of the rights, privileges, restrictions and conditions attached to the Offeror Preferred Shares and the Offeror Converted Preferred Shares. It does not purport to be complete and is qualified in its entirety by reference to the full terms of the Offeror Preferred Shares and the Offeror Converted Preferred Shares, which are attached to the Support Agreement as Schedules “D”, “E” and “F”. The Support Agreement has been filed by Prefco with the Securities Regulatory Authorities and is available on SEDAR at www.sedar.com.

Description of the Offeror Series AM Preferred Shares

The following is a summary of certain provisions of the Offeror Series AM Preferred Shares as a series.

Definition of Terms

The following definitions are relevant to the Offeror Series AM Preferred Shares:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.09%.

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the Cities of Montreal, Québec and Toronto, Ontario, for the transaction of banking business.

“Dividend Commencement Date” means (a) if the Issue Date occurs on or before the Prefco Preferred Share Record Date during a quarterly dividend period for the Series A Preferred Shares, the Quarterly Period Commencement Date immediately preceding the Issue Date, or (b) if the Issue Date occurs after the Prefco Preferred Share Record Date for such quarterly dividend period for the Series A Preferred Shares, the next Quarterly Period Commencement Date after the Issue Date.

“Dividend Period” means the period from and including the Dividend Commencement Date up to, but excluding, the next succeeding Quarterly Period Commencement Date and, thereafter, each period from and including the last calendar day of December, March, June and September in each year, up to but excluding the next succeeding Quarterly Period Commencement Date.

“Election Notice” has the meaning ascribed thereto under the heading “Description of the Offeror Series AM Preferred Shares – Conversion of Offeror Series AM Preferred Shares into Offeror Series AN Preferred Shares” below.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Initial Fixed Rate Period” means the period from and including the Dividend Commencement Date up to, but excluding, March 31, 2016.

“Issue Date” means the date on which the Offeror Series AM Preferred Shares are first issued.

“Prefco Preferred Share Record Date” means the record date for the purpose of determining Preferred Shareholders entitled to receive payment of any cash dividend payable to Preferred Shareholders in respect of any quarterly dividend period for the Series A Preferred Shares, in accordance with the articles of Prefco.

“Quarterly Period Commencement Date” means the last calendar day of each of March, June, September and December in each year.

“Series AM Conversion Date” has the meaning ascribed thereto under the heading “Description of the Offeror Series AM Preferred Shares – Conversion of Offeror Series AM Preferred Shares into Offeror Series AN Preferred Shares” below.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period from and including March 31, 2016 up to, but excluding, March 31, 2021 and for each succeeding Subsequent Fixed Rate Period, the period from and including the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period up to, but excluding, March 31 in the fifth year thereafter.

Dividends

During the Initial Fixed Rate Period, the holders of the Offeror Series AM Preferred Shares will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December in each year during the Initial Fixed Rate Period, commencing on the first such day after the Dividend Commencement Date, at an annual rate equal to $1.2125 per share.

During each Subsequent Fixed Rate Period after the Initial Fixed Rate Period, the holders of Offeror Series AM Preferred Shares will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror, payable quarterly on the last day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share (rounded to the nearest one-thousandth (1/1000) on one cent) determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00.

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Offeror as of the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding on the Offeror and all holders of Offeror Series AM Preferred Shares. The Offeror will, on the Fixed Rate Calculation Date (or the next following Business Day), send written notice of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period to the registered holders of the then outstanding Offeror Series AM Preferred Shares.

Payments of dividends and other amounts in respect of the Offeror Series AM Preferred Shares will be made by the Offeror to CDS, or its nominee, as the case may be, as registered holder of the Offeror Series AM Preferred Shares. As long as CDS, or its nominee, is the registered holder of the Offeror Series AM Preferred Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Offeror Series AM Preferred Shares for the purpose of receiving payment on the Offeror Series AM Preferred Shares.

Redemption

Except as noted below, the Offeror Series AM Preferred Shares will not be redeemable by the Offeror prior to March 31, 2016. On March 31, 2016 and on March 31 every five years thereafter (or, if such date is not a Business Day, the immediately following Business Day), and subject to certain other restrictions set out below under the heading “Description of the Offeror Series AM Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Offeror Series AM Preferred Shares by payment in cash of a per share sum equal to $25.00, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Offeror).

If less than all of the outstanding Offeror Series AM Preferred Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Offeror Board may, in its sole discretion, determine by resolution.

The Offeror Series AM Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Offeror Series AM Preferred Shares. See Section 28 of the Circular, “Risk Factors”.

Conversion of Offeror Series AM Preferred Shares into Offeror Series AN Preferred Shares

Subject to the right of the Offeror to redeem the Offeror Series AM Preferred Shares as described above, each holder of Offeror Series AM Preferred Shares will have the right, at its option, on March 31, 2016 and on March 31 every five years thereafter (a “Series AM Conversion Date”), to convert, subject to the restrictions on conversion described below and the payment or delivery to the Offeror of evidence of payment of the tax (if any) payable, all or any of the Offeror Series AM Preferred Shares into Offeror Series AN Preferred Shares on the basis of one Offeror Series AN Preferred Share for each Offeror Series AM Preferred Share converted. If a Series AM Conversion Date falls on a day that is not a Business Day, such Series AM Conversion Date will be the immediately following Business Day. The conversion of Offeror Series AM Preferred Shares may be effected upon written notice (each notice, an “Election Notice”) given by the registered holder of the Offeror Series AM Preferred Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Montreal time) on the 15th day preceding the applicable Series AM Conversion Date. Once received by the Offeror, an Election Notice is irrevocable.

The Offeror will, at least 30 days and not more than 60 days prior to the applicable Series AM Conversion Date, give notice in writing to the then registered holders of the Offeror Series AM Preferred Shares of the Series AM Conversion Date. On the 30th day prior to each Series AM Conversion Date (or the next following Business Day), the Offeror will send notice in writing to the then registered holders of the Offeror Series AM Preferred Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Offeror Series AN Preferred Shares for the next succeeding Quarterly Floating Rate Period (as these terms are defined below).

If the Offeror gives notice to the registered holders of the Offeror Series AM Preferred Shares of the redemption on a Series AM Conversion Date of all the Offeror Series AM Preferred Shares, the Offeror will not be required to give notice as provided hereunder to the registered holders of the Offeror Series AM Preferred Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Offeror Series AM Preferred Shares and the right of any holder of Offeror Series AM Preferred Shares to convert such Offeror Series AM Preferred Shares will cease and terminate in that event.

Holders of Offeror Series AM Preferred Shares will not be entitled to convert their shares into Offeror Series AN Preferred Shares if the Offeror determines that there would remain outstanding on a Series AM Conversion Date fewer than 1,000,000 Offeror Series AN Preferred Shares, after having taken into account the Election Notice in respect of all Offeror Series AM Preferred Shares tendered for conversion into Offeror Series AN Preferred Shares and the Election Notice in respect of all Offeror Series AN Preferred Shares tendered for conversion into Offeror Series AM Preferred Shares. The Offeror will give notice in writing to all affected holders of Offeror Series AM Preferred Shares of their inability to convert their Offeror Series AM Preferred Shares prior to the applicable Series AM Conversion Date. Furthermore, if the Offeror determines that there would remain outstanding on a Series AM Conversion Date fewer than 1,000,000 Offeror Series AM Preferred Shares, after having taken into account all Election Notices in respect of Offeror Series AM Preferred Shares tendered for conversion into Offeror Series AN Preferred Shares and all Election Notices in respect of Offeror Series AN Preferred Shares tendered for conversion into Offeror Series AM Preferred Shares, then, all, but not part, of the remaining outstanding Offeror Series AM Preferred Shares will be automatically converted into Offeror Series AN Preferred Shares on the basis of one Offeror Series AN Preferred Share for each Offeror Series AM Preferred Share, on the applicable Series AM Conversion Date. The Offeror will give notice in writing to this effect to the then registered holders of such remaining Offeror Series AM Preferred Shares prior to the applicable Series AM Conversion Date.

Upon exercise by a registered holder of its right to convert Offeror Series AM Preferred Shares into Offeror Series AN Preferred Shares (and upon an automatic conversion), the Offeror reserves the right not to issue Offeror Series AN Preferred Shares to any person whose address is in, or whom the Offeror or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Offeror to take any action to comply with the securities or analogous Laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable Law and to the provisions described below under “Description of the Offeror Series AM Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may at any time purchase for cancellation all or any number of the Offeror Series AM Preferred Shares.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Offeror or any other distribution of assets of the Offeror among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Offeror and of holders of shares of the Offeror ranking prior to the Offeror Series AM Preferred Shares, the holders of the Offeror Series AM Preferred Shares will be entitled to receive an amount equal to $25.00 per share, together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Offeror), before any amount is paid or any assets of the Offeror are distributed to the holders of the Offeror Common Shares or any other shares ranking junior as to capital to the Offeror Series AM Preferred Shares. Upon payment of such amounts, the holders of the Offeror Series AM Preferred Shares will not be entitled to share in any further distribution of the assets of the Offeror.

Restrictions on Dividends and Retirement of Shares

So long as any of the Offeror Series AM Preferred Shares are outstanding, the Offeror will not, without the approval of the holders of the Offeror Series AM Preferred Shares:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AM Preferred Shares) on the Offeror Common Shares or any other shares of the Offeror ranking as to dividends junior to the Offeror Series AM Preferred Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AM Preferred Shares, redeem or call for redemption, purchase for cancellation or otherwise pay off, retire or make any return of capital in respect of the Offeror Common Shares or any other shares of the Offeror ranking as to capital junior to the Offeror Series AM Preferred Shares;

(c)	redeem or call for redemption, purchase for cancellation, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Offeror Series AM Preferred Shares then outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of any other shares of the Offeror ranking as to dividends or capital on a parity with the Offeror Series AM Preferred Shares, unless, in each such case, all accrued and unpaid dividends on the Offeror Series AM Preferred Shares up to and including the dividend payable for the last completed period for which dividends were payable on the Offeror Series AM Preferred Shares have been declared and paid or moneys set apart for payment.

Any approval of the holders of the Offeror Series AM Preferred Shares required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the Offeror Series AM Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Offeror Series AM Preferred Shares duly called for the purpose and at which a quorum is present.

Shareholder Approvals

In addition to any other approvals required by Law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Offeror Series AM Preferred Shares as a series and any other approval to be given as a series by the holders of the Offeror Series AM Preferred Shares may be given by a resolution signed by all holders of the Offeror Series AM Preferred Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of at least 10% of the outstanding Offeror Series AM Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Offeror Series AM Preferred Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Offeror Series AM Preferred Shares as a series, each such holder as at the applicable record date shall be entitled to one vote in respect of each Offeror Series AM Preferred Share held by such holder.

Holders of the Offeror Series AM Preferred Shares will not be entitled to vote separately as a class or series on a proposal to amend the articles of the Offeror to (a) increase any maximum number of authorized shares of a class or series having rights or privileges equal to or superior to the Offeror Series AM Preferred Shares or (b) create a new class or series of shares equal or superior to the Offeror Series AM Preferred Shares.

Issue of Additional Series of Offeror First Preferred Shares

The Offeror may issue other series of Offeror First Preferred Shares ranking on a parity with the Offeror Series AM Preferred Shares without the authorization of the holders of the Offeror Series AM Preferred Shares.

Voting Rights with Respect to the Offeror

The holders of the Offeror Series AM Preferred Shares will not (except as otherwise provided by Law and, except as noted below, in respect of meetings of the holders of Offeror First Preferred Shares as a class and meetings of holders of Offeror Series AM Preferred Shares as a series) be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Offeror, unless and until the Offeror shall have failed to pay eight quarterly dividends on the Offeror Series AM Preferred Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any moneys of the Offeror properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Offeror Series AM Preferred Shares as at the applicable record date will be entitled to receive notice of and to attend each meeting of the Offeror’s shareholders which takes place more than 60 days after the date on which such failure first occurred, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Offeror on the basis of one vote in respect of each Offeror Series AM Preferred Share held by such holder, until all such arrears of such dividends have been paid, whereupon such rights shall cease.

Tax Election

The Offeror will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 of the Tax Act at a rate such that the corporate holders of Offeror Series AM Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Business Day

If any action is required to be taken by the Offeror on a day that is not a Business Day, then such action will be required to be taken on the next succeeding day that is a Business Day.

Description of the Offeror Series AN Preferred Shares

The following is a summary of certain provisions of the Offeror Series AN Preferred Shares as a series.

Definition of Terms

The following definitions are relevant to the Offeror Series AN Preferred Shares:

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the Cities of Montreal, Québec and Toronto, Ontario, for the transaction of banking business.

“Election Notice” has the meaning ascribed thereto under the heading “Description of the Offeror Series AM Preferred Shares – Conversion of Offeror Series AM Preferred Shares into Offeror Series AN Preferred Shares” below.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.09% (calculated on the basis of the actual number of days in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period from and including March 31, 2016 up to, but excluding June 30, 2016, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period up to, but excluding, the next succeeding Quarterly Period Commencement Date.

“Quarterly Period Commencement Date” means the last calendar day of each of March, June, September and December in each year.

“Series AN Conversion Date” has the meaning ascribed thereto under the heading “Description of the Offeror Series AN Preferred Shares – Conversion of Offeror Series AN Preferred Shares into Offeror Series AM Preferred Shares” below.

Dividends

The holders of the Offeror Series AN Preferred Shares will be entitled to receive floating rate, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December in each year, in the amount per share (rounded to the nearest one-thousandth (1/1000) of one cent) determined by multiplying the applicable Floating Quarterly Dividend Rate by $25.00.

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Offeror on the applicable Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Offeror and upon all holders of Offeror Series AN Preferred Shares. The Offeror will, on the relevant Floating Rate Calculation Date (or the next following Business Day), send written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Offeror Series AN Preferred Shares.

Payments of dividends and other amounts in respect of the Offeror Series AN Preferred Shares will be made by the Offeror to CDS, or its nominee, as the case may be, as registered holder of the Offeror Series AN Preferred Shares. As long as CDS, or its nominee, is the registered holder of the Offeror Series AN Preferred Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Offeror Series AN Preferred Shares for the purpose of receiving payment on the Offeror Series AN Preferred Shares.

Redemption

Except as noted below, the Offeror Series AN Preferred Shares will not be redeemable by the Offeror on or prior to March 31, 2016. Subject to certain other restrictions set out below under the heading “Description of the Offeror Series AN Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Offeror Series AN Preferred Shares by payment in cash of a per share sum equal to (a) $25.00 in the case of redemptions on March 31, 2021 and on March 31 every five years thereafter (each a “Series AN Conversion Date”), or (ii) $25.50 in the case of redemptions on any date which is not a Series AN Conversion Date after March 31, 2016, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Offeror). If a Series AN Conversion Date falls on a day that is not a Business Day, such Series AN Conversion Date will be the immediately following Business Day.

If less than all of the outstanding Offeror Series AN Preferred Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Offeror Board may, in its sole discretion, determine by resolution.

The Offeror Series AN Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Offeror Series AN Preferred Shares. See Section 28 of the Circular, “Risk Factors”.

Conversion of Offeror Series AN Preferred Shares into Offeror Series AM Preferred Shares

Subject to the right of the Offeror to redeem the Offeror Series AN Preferred Shares as described above, each holder of Offeror Series AN Preferred Shares will have the right, at its option, on any Series AN Conversion Date, to convert, subject to the restrictions on conversion described below and the payment or delivery to the Offeror of evidence of payment of the tax (if any) payable, all or any of the Offeror Series AN Preferred Shares into Offeror Series AM Preferred Shares on the basis of one Offeror Series AM Preferred Share for each Offeror Series AN Preferred Share converted. If a Series AN Conversion Date falls on a day that is not a Business Day, such Series AN Conversion Date will be the immediately following Business Day. The conversion of Offeror Series AN Preferred

Shares may be effected upon written notice (each notice, an “Election Notice”) given by the registered holder of the Offeror Series AN Preferred Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Montreal time) on the 15th day preceding the applicable Series AN Conversion Date. Once received by the Offeror, an Election Notice is irrevocable.

The Offeror will, at least 30 days and not more than 60 days prior to the applicable Series AN Conversion Date, give notice in writing to the then registered holders of the Offeror Series AN Preferred Shares of the Series AN Conversion Date. On the 30th day prior to each Series AN Conversion Date (or the next following Business Day), the Offeror will send notice in writing to the then registered holders of Offeror Series AN Preferred Shares of the Floating Quarterly Dividend Rate for the next Quarterly Floating Rate Period and of the Annual Fixed Dividend Rate applicable to the Offeror Series AM Preferred Shares for the next Subsequent Fixed Rate Period.

If the Offeror gives notice to the registered holders of the Offeror Series AN Preferred Shares of the redemption on a Series AN Conversion Date of all the Offeror Series AN Preferred Shares, the Offeror will not be required to give notice as provided hereunder to the registered holders of the Offeror Series AN Preferred Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Offeror Series AN Preferred Shares and the right of any holder of Offeror Series AN Preferred Shares to convert such Offeror Series AN Preferred Shares will cease and terminate in that event.

Holders of Offeror Series AN Preferred Shares will not be entitled to convert their shares into Offeror Series AM Preferred Shares if the Offeror determines that there would remain outstanding on a Series AN Conversion Date fewer than 1,000,000 Offeror Series AM Preferred Shares, after having taken into account the Election Notice in respect of all Offeror Series AN Preferred Shares tendered for conversion into Offeror Series AM Preferred Shares and the Election Notice in respect of all Offeror Series AM Preferred Shares tendered for conversion into Offeror Series AN Preferred Shares. The Offeror will give notice in writing to all affected holders of Offeror Series AN Preferred Shares of their inability to convert their Offeror Series AN Preferred Shares prior to the applicable Series AN Conversion Date. Furthermore, if the Offeror determines that there would remain outstanding on a Series AN Conversion Date fewer than 1,000,000 Offeror Series AN Preferred Shares, after having taken into account all Election Notices in respect of Offeror Series AN Preferred Shares tendered for conversion into Offeror Series AM Preferred Shares and all Election Notices in respect of Offeror Series AM Preferred Shares tendered for conversion into Offeror Series AN Preferred Shares, then, all, but not part, of the remaining outstanding Offeror Series AN Preferred Shares will be automatically converted into Offeror Series AM Preferred Shares on the basis of one Offeror Series AM Preferred Share for each Offeror Series AN Preferred Share, on the applicable Series AN Conversion Date. The Offeror will give notice in writing to this effect to the then registered holders of such remaining Offeror Series AN Preferred Shares prior to the applicable Series AN Conversion Date.

Upon exercise by a registered holder of its right to convert Offeror Series AN Preferred Shares into Offeror Series AM Preferred Shares (and upon an automatic conversion), the Offeror reserves the right not to issue Offeror Series AM Preferred Shares to any person whose address is in, or whom the Offeror or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Offeror to take any action to comply with the securities or analogous Laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable Law and to the provisions described below under “Description of the Offeror Series AN Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may at any time purchase for cancellation all or any number of the Offeror Series AN Preferred Shares.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Offeror or any other distribution of assets of the Offeror among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Offeror and of holders of shares of the Offeror ranking prior to the Offeror Series AN Preferred Shares, the holders of the Offeror Series AN Preferred Shares will be entitled to receive an amount equal to $25.00 per share, together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the

Offeror), before any amount is paid or any assets of the Offeror are distributed to the holders of the Offeror Common Shares or any other shares ranking junior as to capital to the Offeror Series AN Preferred Shares. Upon payment of such amounts, the holders of the Offeror Series AN Preferred Shares will not be entitled to share in any further distribution of the assets of the Offeror.

Restrictions on Dividends and Retirement of Shares

So long as any of the Offeror Series AN Preferred Shares are outstanding, the Offeror will not, without the approval of the holders of the Offeror Series AN Preferred Shares:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AN Preferred Shares) on the Offeror Common Shares or any other shares of the Offeror ranking as to dividends junior to the Offeror Series AN Preferred Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AN Preferred Shares, redeem or call for redemption, purchase for cancellation or otherwise pay off, retire or make any return of capital in respect of the Offeror Common Shares or any other shares of the Offeror ranking as to capital junior to the Offeror Series AN Preferred Shares;

(c)	redeem or call for redemption, purchase for cancellation, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Offeror Series AN Preferred Shares then outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of any other shares of the Offeror ranking as to dividends or capital on a parity with the Offeror Series AN Preferred Shares, unless, in each such case, all accrued and unpaid dividends on the Offeror Series AN Preferred Shares up to and including the dividend payable for the last completed period for which dividends were payable on the Offeror Series AN Preferred Shares have been declared and paid or moneys set apart for payment.

Any approval of the holders of the Offeror Series AN Preferred Shares required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the Offeror Series AN Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Offeror Series AN Preferred Shares duly called for the purpose and at which a quorum is present.

Shareholder Approvals

In addition to any other approvals required by law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Offeror Series AN Preferred Shares as a series and any other approval as a series to be given by the holders of the Offeror Series AN Preferred Shares may be given by a resolution signed by all holders of the Offeror Series AN Preferred Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of at least 10% of the outstanding Offeror Series AN Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Offeror Series AN Preferred Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Offeror Series AN Preferred Shares as a series, each such holder shall be entitled to one vote in respect of each Offeror Series AN Preferred Share held by such holder.

Holders of the Offeror Series AN Preferred Shares will not be entitled to vote separately as a class or series on a proposal to amend the articles of the Offeror to (a) increase any maximum number of authorized shares of a class or series having rights or privileges equal to or superior to the Offeror Series AN Preferred Shares or (b) create a new class or series of shares equal or superior to the Offeror Series AN Preferred Shares.

Issue of Additional Series of Offeror First Preferred Shares

The Offeror may issue other series of Offeror First Preferred Shares ranking on a parity with the Offeror Series AN Preferred Shares without the authorization of the holders of the Offeror Series AN Preferred Shares.

Voting Rights with Respect to the Offeror

The holders of the Offeror Series AN Preferred Shares will not (except as otherwise provided by Law and, except as noted below, in respect of meetings of the holders of First Preferred Shares as a class and meetings of holders of Offeror Series AN Preferred Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Offeror, unless and until the Offeror shall have failed to pay eight quarterly dividends on the Offeror Series AN Preferred Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any moneys of the Offeror properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Offeror Series AN Preferred Shares as at the applicable record date will be entitled to receive notice of and to attend each meeting of the Offeror’s shareholders which takes place more than 60 days after the date on which such failure first occurred, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Offeror on the basis of one vote in respect of each Offeror Series AN Preferred Share held by such holder, until all such arrears of such dividends shall have been paid, whereupon such rights shall cease.

Tax Election

The Offeror will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 of the Tax Act at a rate such that the corporate holders of Offeror Series AN Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Business Day

If any action is required to be taken by the Offeror on a day that is not a Business Day, then such action will be required to be taken on the next succeeding day that is a Business Day.

Description of the Offeror Series AO Preferred Shares

The following is a summary of certain provisions of the Offeror Series AO Preferred Shares as a series.

Definition of Terms

The following definitions are relevant to the Offeror Series AO Preferred Shares:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.09%.

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the Cities of Montreal, Québec and Toronto, Ontario, for the transaction of banking business.

“Dividend Commencement Date” means (a) if the Issue Date occurs on or before the Prefco Preferred Share Record Date during a quarterly dividend period for the Series C Preferred Shares, the Quarterly Period Commencement Date immediately preceding the Issue Date, or (b) if the Issue Date occurs after the Prefco Preferred Share Record Date for such quarterly dividend period for the Series C Preferred Shares, the next Quarterly Period Commencement Date after the Issue Date.

“Dividend Period” means the period from and including the Dividend Commencement Date up to, but excluding, the next succeeding Quarterly Period Commencement Date and, thereafter, each period from and including the last calendar day of December, March, June and September in each year, up to but excluding the next succeeding Quarterly Period Commencement Date.

“Election Notice” has the meaning ascribed thereto under the heading “Description of the Offeror Series AO Preferred Shares – Conversion of Offeror Series AO Preferred Shares into Offeror Series AP Preferred Shares” below.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Initial Fixed Rate Period” means the period from and including the Dividend Commencement Date up to, but excluding, March 31, 2017.

“Issue Date” means the date on which the Offeror Series AO Preferred Shares are first issued.

“Prefco Preferred Share Record Date” means the record date for the purpose of determining Preferred Shareholders entitled to receive payment of any cash dividend payable to Preferred Shareholders in respect of any quarterly dividend period for the Series C Preferred Shares, in accordance with the articles of Prefco.

“Quarterly Period Commencement Date” means the last calendar day of each of March, June, September and December in each year.

“Series AO Conversion Date” has the meaning ascribed thereto under the heading “Description of the Offeror Series AO Preferred Shares – Conversion of Offeror Series AO Preferred Shares into Offeror Series AP Preferred Shares” below.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period from and including March 31, 2017 up to, but excluding, March 31, 2022 and for each succeeding Subsequent Fixed Rate Period, the period from and including the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period up to, but excluding, March 31 in the fifth year thereafter.

Dividends

During the Initial Fixed Rate Period, the holders of the Offeror Series AO Preferred Shares will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December in each year during the Initial Fixed Rate Period, commencing on the first such day after the Dividend Commencement Date, at an annual rate equal to $1.1375 per share.

During each Subsequent Fixed Rate Period after the Initial Fixed Rate Period, the holders of Offeror Series AO Preferred Shares will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror, payable quarterly on the last day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share (rounded to the nearest one-thousandth (1/1000) on one cent) determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00.

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Offeror as of the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding on the Offeror and all holders of Offeror Series AO Preferred Shares. The Offeror will, on the Fixed Rate Calculation Date (or the next following Business Day), send written notice of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period to the registered holders of the then outstanding Offeror Series AO Preferred Shares.

Payments of dividends and other amounts in respect of the Offeror Series AO Preferred Shares will be made by the Offeror to CDS, or its nominee, as the case may be, as registered holder of the Offeror Series AO Preferred Shares. As long as CDS, or its nominee, is the registered holder of the Offeror Series AO Preferred Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Offeror Series AO Preferred Shares for the purpose of receiving payment on the Offeror Series AO Preferred Shares.

Redemption

Except as noted below, the Offeror Series AO Preferred Shares will not be redeemable by the Offeror prior to March 31, 2017. On March 31, 2017 and on March 31 every five years thereafter (or, if such date is not a Business Day, the immediately following Business Day), and subject to certain other restrictions set out below under the heading “Description of the Offeror Series AO Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Offeror Series AO Preferred Shares by payment in cash of a per share sum equal to $25.00, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Offeror).

If less than all of the outstanding Offeror Series AO Preferred Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Offeror Board may, in its sole discretion, determine by resolution.

The Offeror Series AO Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Offeror Series AO Preferred Shares. See Section 28 of the Circular, “Risk Factors”.

Conversion of Offeror Series AO Preferred Shares into Offeror Series AP Preferred Shares

Subject to the right of the Offeror to redeem the Offeror Series AO Preferred Shares as described above, each holder of Offeror Series AO Preferred Shares will have the right, at its option, on March 31, 2017 and on March 31 every five years thereafter (a “Series AO Conversion Date”), to convert, subject to the restrictions on conversion described below and the payment or delivery to the Offeror of evidence of payment of the tax (if any) payable, all or any of the Offeror Series AO Preferred Shares into Offeror Series AP Preferred Shares on the basis of one Offeror Series AP Preferred Share for each Offeror Series AO Preferred Share converted. If a Series AO Conversion Date falls on a day that is not a Business Day, such Series AO Conversion Date will be the immediately following Business Day. The conversion of Offeror Series AO Preferred Shares may be effected upon written notice (each notice, an “Election Notice”) given by the registered holder of the Offeror Series AO Preferred Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Montreal time) on the 15th day preceding the applicable Series AO Conversion Date. Once received by the Offeror, an Election Notice is irrevocable.

The Offeror will, at least 30 days and not more than 60 days prior to the applicable Series AO Conversion Date, give notice in writing to the then registered holders of the Offeror Series AO Preferred Shares of the Series AO Conversion Date. On the 30th day prior to each Series AO Conversion Date (or the next following Business Day), the Offeror will send notice in writing to the then registered holders of the Offeror Series AO Preferred Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Offeror Series AP Preferred Shares for the next succeeding Quarterly Floating Rate Period (as these terms are defined below).

If the Offeror gives notice to the registered holders of the Offeror Series AO Preferred Shares of the redemption on a Series AO Conversion Date of all the Offeror Series AO Preferred Shares, the Offeror will not be required to give notice as provided hereunder to the registered holders of the Offeror Series AO Preferred Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Offeror Series AO Preferred Shares and the right of any holder of Offeror Series AO Preferred Shares to convert such Offeror Series AO Preferred Shares will cease and terminate in that event.

Holders of Offeror Series AO Preferred Shares will not be entitled to convert their shares into Offeror Series AP Preferred Shares if the Offeror determines that there would remain outstanding on a Series AO Conversion Date fewer than 1,000,000 Offeror Series AP Preferred Shares, after having taken into account the Election Notice in respect of all Offeror Series AO Preferred Shares tendered for conversion into Offeror Series AP Preferred Shares and the Election Notice in respect of all Offeror Series AP Preferred Shares tendered for conversion into Offeror Series AO Preferred Shares. The Offeror will give notice in writing to all affected holders of Offeror Series AO Preferred Shares of their inability to convert their Offeror Series AO Preferred Shares prior to the applicable Series AO Conversion Date. Furthermore, if the Offeror determines that there would remain outstanding on a Series AO Conversion Date fewer than 1,000,000 Offeror Series AO Preferred Shares, after having taken into account all Election Notices in respect of Offeror Series AO Preferred Shares tendered for conversion into Offeror Series AP Preferred Shares and all Election Notices in respect of Offeror Series AP Preferred Shares tendered for conversion into Offeror Series AO Preferred Shares, then, all, but not part, of the remaining outstanding Offeror Series AO Preferred Shares will be automatically converted into Offeror Series AP Preferred Shares on the basis of one Offeror Series AP Preferred Share for each Offeror Series AO Preferred Share, on the applicable Series AO Conversion Date. The Offeror will give notice in writing to this effect to the then registered holders of such remaining Offeror Series AO Preferred Shares prior to the applicable Series AO Conversion Date.

Upon exercise by a registered holder of its right to convert Offeror Series AO Preferred Shares into Offeror Series AP Preferred Shares (and upon an automatic conversion), the Offeror reserves the right not to issue Offeror Series AP Preferred Shares to any person whose address is in, or whom the Offeror or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Offeror to take any action to comply with the securities or analogous Laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable Law and to the provisions described below under “Description of the Offeror Series AO Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may at any time purchase for cancellation all or any number of the Offeror Series AO Preferred Shares.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Offeror or any other distribution of assets of the Offeror among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Offeror and of holders of shares of the Offeror ranking prior to the Offeror Series AO Preferred Shares, the holders of the Offeror Series AO Preferred Shares will be entitled to receive an amount equal to $25.00 per share, together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Offeror), before any amount is paid or any assets of the Offeror are distributed to the holders of the Offeror Common Shares or any other shares ranking junior as to capital to the Offeror Series AO Preferred Shares. Upon payment of such amounts, the holders of the Offeror Series AO Preferred Shares will not be entitled to share in any further distribution of the assets of the Offeror.

Restrictions on Dividends and Retirement of Shares

So long as any of the Offeror Series AO Preferred Shares are outstanding, the Offeror will not, without the approval of the holders of the Offeror Series AO Preferred Shares:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AO Preferred Shares) on the Offeror Common Shares or any other shares of the Offeror ranking as to dividends junior to the Offeror Series AO Preferred Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AO Preferred Shares, redeem or call for redemption, purchase for cancellation or otherwise pay off, retire or make any return of capital in respect of the Offeror Common Shares or any other shares of the Offeror ranking as to capital junior to the Offeror Series AO Preferred Shares;

(c)	redeem or call for redemption, purchase for cancellation, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Offeror Series AO Preferred Shares then outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of any other shares of the Offeror ranking as to dividends or capital on a parity with the Offeror Series AO Preferred Shares, unless, in each such case, all accrued and unpaid dividends on the Offeror Series AO Preferred Shares up to and including the dividend payable for the last completed period for which dividends were payable on the Offeror Series AO Preferred Shares have been declared and paid or moneys set apart for payment.

Any approval of the holders of the Offeror Series AO Preferred Shares required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the Offeror Series AO Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Offeror Series AO Preferred Shares duly called for the purpose and at which a quorum is present.

Shareholder Approvals

In addition to any other approvals required by Law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Offeror Series AO Preferred Shares as a series and any other approval to be given as a series by the holders of the Offeror Series AO Preferred Shares may be given by a resolution signed by all holders of the Offeror Series AO Preferred Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of at least 10% of the outstanding Offeror Series AO Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Offeror Series AO Preferred Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Offeror Series AO Preferred Shares as a series, each such holder as at the applicable record date shall be entitled to one vote in respect of each Offeror Series AO Preferred Share held by such holder.

Holders of the Offeror Series AO Preferred Shares will not be entitled to vote separately as a class or series on a proposal to amend the articles of the Offeror to (a) increase any maximum number of authorized shares of a class or series having rights or privileges equal to or superior to the Offeror Series AO Preferred Shares or (b) create a new class or series of shares equal or superior to the Offeror Series AO Preferred Shares.

Issue of Additional Series of Offeror First Preferred Shares

The Offeror may issue other series of Offeror First Preferred Shares ranking on a parity with the Offeror Series AO Preferred Shares without the authorization of the holders of the Offeror Series AO Preferred Shares.

Voting Rights with Respect to the Offeror

The holders of the Offeror Series AO Preferred Shares will not (except as otherwise provided by Law and, except as noted below, in respect of meetings of the holders of Offeror First Preferred Shares as a class and meetings of holders of Offeror Series AO Preferred Shares as a series) be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Offeror, unless and until the Offeror shall have failed to pay eight quarterly dividends on the Offeror Series AO Preferred Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any moneys of the Offeror properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Offeror Series AO Preferred Shares as at the applicable record date will be entitled to receive notice of and to attend each meeting of the Offeror’s shareholders which takes place more than 60 days after the date on which such failure first occurred, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Offeror on the basis of one vote in respect of each Offeror Series AO Preferred Share held by such holder, until all such arrears of such dividends have been paid, whereupon such rights shall cease.

Tax Election

The Offeror will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 of the Tax Act at a rate such that the corporate holders of Offeror Series AO Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Business Day

If any action is required to be taken by the Offeror on a day that is not a Business Day, then such action will be required to be taken on the next succeeding day that is a Business Day.

Description of the Offeror Series AP Preferred Shares

The following is a summary of certain provisions of the Offeror Series AP Preferred Shares as a series.

Definition of Terms

The following definitions are relevant to the Offeror Series AP Preferred Shares:

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the Cities of Montreal, Québec and Toronto, Ontario, for the transaction of banking business.

“Election Notice” has the meaning ascribed thereto under the heading “Description of the Offeror Series AO Preferred Shares – Conversion of Offeror Series AO Preferred Shares into Offeror Series AP Preferred Shares” below.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.09% (calculated on the basis of the actual number of days in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period from and including March 31, 2017 up to, but excluding June 30, 2017, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period up to, but excluding, the next succeeding Quarterly Period Commencement Date.

“Quarterly Period Commencement Date” means the last calendar day of each of March, June, September and December in each year.

“Series AP Conversion Date” has the meaning ascribed thereto under the heading “Description of the Offeror Series AP Preferred Shares – Conversion of Offeror Series AP Preferred Shares into Offeror Series AO Preferred Shares” below.

Dividends

The holders of the Offeror Series AP Preferred Shares will be entitled to receive floating rate, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December in each year, in the amount per share (rounded to the nearest one-thousandth (1/1000) of one cent) determined by multiplying the applicable Floating Quarterly Dividend Rate by $25.00.

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Offeror on the applicable Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Offeror and upon all holders of Offeror Series AP Preferred Shares. The Offeror will, on the relevant Floating Rate Calculation Date (or the next following Business Day), send written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Offeror Series AP Preferred Shares.

Payments of dividends and other amounts in respect of the Offeror Series AP Preferred Shares will be made by the Offeror to CDS, or its nominee, as the case may be, as registered holder of the Offeror Series AP Preferred Shares. As long as CDS, or its nominee, is the registered holder of the Offeror Series AP Preferred Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Offeror Series AP Preferred Shares for the purpose of receiving payment on the Offeror Series AP Preferred Shares.

Redemption

Except as noted below, the Offeror Series AP Preferred Shares will not be redeemable by the Offeror on or prior to March 31, 2017. Subject to certain other restrictions set out below under the heading “Description of the Offeror Series AP Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Offeror Series AP Preferred Shares by payment in cash of a per share sum equal to (a) $25.00 in the case of redemptions on March 31, 2022 and on March 31 every five years thereafter (each a “Series AP Conversion Date”), or (ii) $25.50 in the case of redemptions on any date which is not a Series AP Conversion Date after March 31, 2017, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Offeror). If a Series AP Conversion Date falls on a day that is not a Business Day, such Series AP Conversion Date will be the immediately following Business Day.

If less than all of the outstanding Offeror Series AP Preferred Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Offeror Board may, in its sole discretion, determine by resolution.

The Offeror Series AP Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Offeror Series AP Preferred Shares. See Section 28 of the Circular, “Risk Factors”.

Conversion of Offeror Series AP Preferred Shares into Offeror Series AO Preferred Shares

Subject to the right of the Offeror to redeem the Offeror Series AP Preferred Shares as described above, each holder of Offeror Series AP Preferred Shares will have the right, at its option, on any Series AP Conversion Date, to convert, subject to the restrictions on conversion described below and the payment or delivery to the Offeror of evidence of payment of the tax (if any) payable, all or any of the Offeror Series AP Preferred Shares into Offeror Series AO Preferred Shares on the basis of one Offeror Series AO Preferred Share for each Offeror Series AP Preferred Share converted. If a Series AP Conversion Date falls on a day that is not a Business Day, such Series AP Conversion Date will be the immediately following Business Day. The conversion of Offeror Series AP Preferred Shares may be effected upon written notice (each notice, an “Election Notice”) given by the registered holder of the Offeror Series AP Preferred Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Montreal time) on the 15th day preceding the applicable Series AP Conversion Date. Once received by the Offeror, an Election Notice is irrevocable.

The Offeror will, at least 30 days and not more than 60 days prior to the applicable Series AP Conversion Date, give notice in writing to the then registered holders of the Offeror Series AP Preferred Shares of the Series AP Conversion Date. On the 30th day prior to each Series AP Conversion Date (or the next following Business Day), the Offeror will send notice in writing to the then registered holders of Offeror Series AP Preferred Shares of the Floating Quarterly Dividend Rate for the next Quarterly Floating Rate Period and of the Annual Fixed Dividend Rate applicable to the Offeror Series AO Preferred Shares for the next Subsequent Fixed Rate Period.

If the Offeror gives notice to the registered holders of the Offeror Series AP Preferred Shares of the redemption on a Series AP Conversion Date of all the Offeror Series AP Preferred Shares, the Offeror will not be required to give notice as provided hereunder to the registered holders of the Offeror Series AP Preferred Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Offeror Series AP Preferred Shares and the right of any holder of Offeror Series AP Preferred Shares to convert such Offeror Series AP Preferred Shares will cease and terminate in that event.

Holders of Offeror Series AP Preferred Shares will not be entitled to convert their shares into Offeror Series AO Preferred Shares if the Offeror determines that there would remain outstanding on a Series AP Conversion Date fewer than 1,000,000 Offeror Series AO Preferred Shares, after having taken into account the Election Notice in respect of all Offeror Series AP Preferred Shares tendered for conversion into Offeror Series AO Preferred Shares and the Election Notice in respect of all Offeror Series AO Preferred Shares tendered for conversion into Offeror Series AP Preferred Shares. The Offeror will give notice in writing to all affected holders of Offeror Series AP Preferred Shares of their inability to convert their Offeror Series AP Preferred Shares prior to the applicable Series AP Conversion Date. Furthermore, if the Offeror determines that there would remain outstanding on a Series AP Conversion Date fewer than

1,000,000 Offeror Series AP Preferred Shares, after having taken into account all Election Notices in respect of Offeror Series AP Preferred Shares tendered for conversion into Offeror Series AO Preferred Shares and all Election Notices in respect of Offeror Series AO Preferred Shares tendered for conversion into Offeror Series AP Preferred Shares, then, all, but not part, of the remaining outstanding Offeror Series AP Preferred Shares will be automatically converted into Offeror Series AO Preferred Shares on the basis of one Offeror Series AO Preferred Share for each Offeror Series AP Preferred Share, on the applicable Series AP Conversion Date. The Offeror will give notice in writing to this effect to the then registered holders of such remaining Offeror Series AP Preferred Shares prior to the applicable Series AP Conversion Date.

Upon exercise by a registered holder of its right to convert Offeror Series AP Preferred Shares into Offeror Series AO Preferred Shares (and upon an automatic conversion), the Offeror reserves the right not to issue Offeror Series AO Preferred Shares to any person whose address is in, or whom the Offeror or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Offeror to take any action to comply with the securities or analogous Laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable Law and to the provisions described below under “Description of the Offeror Series AP Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may at any time purchase for cancellation all or any number of the Offeror Series AP Preferred Shares.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Offeror or any other distribution of assets of the Offeror among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Offeror and of holders of shares of the Offeror ranking prior to the Offeror Series AP Preferred Shares, the holders of the Offeror Series AP Preferred Shares will be entitled to receive an amount equal to $25.00 per share, together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Offeror), before any amount is paid or any assets of the Offeror are distributed to the holders of the Offeror Common Shares or any other shares ranking junior as to capital to the Offeror Series AP Preferred Shares. Upon payment of such amounts, the holders of the Offeror Series AP Preferred Shares will not be entitled to share in any further distribution of the assets of the Offeror.

Restrictions on Dividends and Retirement of Shares

So long as any of the Offeror Series AP Preferred Shares are outstanding, the Offeror will not, without the approval of the holders of the Offeror Series AP Preferred Shares:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AP Preferred Shares) on the Offeror Common Shares or any other shares of the Offeror ranking as to dividends junior to the Offeror Series AP Preferred Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AP Preferred Shares, redeem or call for redemption, purchase for cancellation or otherwise pay off, retire or make any return of capital in respect of the Offeror Common Shares or any other shares of the Offeror ranking as to capital junior to the Offeror Series AP Preferred Shares;

(c)	redeem or call for redemption, purchase for cancellation, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Offeror Series AP Preferred Shares then outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of any other shares of the Offeror ranking as to dividends or capital on a parity with the Offeror Series AP Preferred Shares, unless, in each such case, all accrued and unpaid dividends on the Offeror Series AP Preferred Shares up to and including the dividend payable for the last completed period for which dividends were payable on the Offeror Series AP Preferred Shares have been declared and paid or moneys set apart for payment.

Any approval of the holders of the Offeror Series AP Preferred Shares required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the Offeror Series AP Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Offeror Series AP Preferred Shares duly called for the purpose and at which a quorum is present.

Shareholder Approvals

In addition to any other approvals required by law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Offeror Series AP Preferred Shares as a series and any other approval as a series to be given by the holders of the Offeror Series AP Preferred Shares may be given by a resolution signed by all holders of the Offeror Series AP Preferred Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of at least 10% of the outstanding Offeror Series AP Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Offeror Series AP Preferred Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Offeror Series AP Preferred Shares as a series, each such holder shall be entitled to one vote in respect of each Offeror Series AP Preferred Share held by such holder.

Holders of the Offeror Series AP Preferred Shares will not be entitled to vote separately as a class or series on a proposal to amend the articles of the Offeror to (a) increase any maximum number of authorized shares of a class or series having rights or privileges equal to or superior to the Offeror Series AP Preferred Shares or (b) create a new class or series of shares equal or superior to the Offeror Series AP Preferred Shares.

Issue of Additional Series of Offeror First Preferred Shares

The Offeror may issue other series of Offeror First Preferred Shares ranking on a parity with the Offeror Series AP Preferred Shares without the authorization of the holders of the Offeror Series AP Preferred Shares.

Voting Rights with Respect to the Offeror

The holders of the Offeror Series AP Preferred Shares will not (except as otherwise provided by Law and, except as noted below, in respect of meetings of the holders of First Preferred Shares as a class and meetings of holders of Offeror Series AP Preferred Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Offeror, unless and until the Offeror shall have failed to pay eight quarterly dividends on the Offeror Series AP Preferred Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any moneys of the Offeror properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Offeror Series AP Preferred Shares as at the applicable record date will be entitled to receive notice of and to attend each meeting of the Offeror’s shareholders which takes place more than 60 days after the date on which such failure first occurred, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Offeror on the basis of one vote in respect of each Offeror Series AP Preferred Share held by such holder, until all such arrears of such dividends shall have been paid, whereupon such rights shall cease.

Tax Election

The Offeror will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 of the Tax Act at a rate such that the corporate holders of Offeror Series AP Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Business Day

If any action is required to be taken by the Offeror on a day that is not a Business Day, then such action will be required to be taken on the next succeeding day that is a Business Day.

Description of the Offeror Series AQ Preferred Shares

The following is a summary of certain provisions of the Offeror Series AQ Preferred Shares as a series.

Definition of Terms

The following definitions are relevant to the Offeror Series AQ Preferred Shares:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.64%.

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the Cities of Montreal, Québec and Toronto, Ontario, for the transaction of banking business.

“Dividend Commencement Date” means (a) if the Issue Date occurs on or before the Prefco Preferred Share Record Date during a quarterly dividend period for the Series E Preferred Shares, the Quarterly Period Commencement Date immediately preceding the Issue Date, or (b) if the Issue Date occurs after the Prefco Preferred Share Record Date for such quarterly dividend period for the Series E Preferred Shares, the next Quarterly Period Commencement Date after the Issue Date.

“Dividend Period” means the period from and including the Dividend Commencement Date up to, but excluding, the next succeeding Quarterly Period Commencement Date and, thereafter, each period from and including the last calendar day of December, March, June and September in each year, up to but excluding the next succeeding Quarterly Period Commencement Date.

“Election Notice” has the meaning ascribed thereto under the heading “Description of the Offeror Series AQ Preferred Shares – Conversion of Offeror Series AQ Preferred Shares into Offeror Series AR Preferred Shares” below.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Initial Fixed Rate Period” means the period from and including the Dividend Commencement Date up to, but excluding, September 30, 2018.

“Issue Date” means the date on which the Offeror Series AQ Preferred Shares are first issued.

“Prefco Preferred Share Record Date” means the record date for the purpose of determining Preferred Shareholders entitled to receive payment of any cash dividend payable to Preferred Shareholders in respect of any quarterly dividend period for the Series E Preferred Shares, in accordance with the articles of Prefco.

“Quarterly Period Commencement Date” means the last calendar day of each of March, June, September and December in each year.

“Series AQ Conversion Date” has the meaning ascribed thereto under the heading “Description of the Offeror Series AQ Preferred Shares – Conversion of Offeror Series AQ Preferred Shares into Offeror Series AR Preferred Shares” below.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period from and including September 30, 2018 up to, but excluding, September 30, 2023 and for each succeeding Subsequent Fixed Rate Period, the period from and including the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period up to, but excluding, September 30 in the fifth year thereafter.

Dividends

During the Initial Fixed Rate Period, the holders of the Offeror Series AQ Preferred Shares will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December in each year during the Initial Fixed Rate Period, commencing on the first such day after the Dividend Commencement Date, at an annual rate equal to $1.0625 per share.

During each Subsequent Fixed Rate Period after the Initial Fixed Rate Period, the holders of Offeror Series AQ Preferred Shares will be entitled to receive fixed, cumulative, preferential cash dividends, if, as and when declared by the Offeror, payable quarterly on the last day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share (rounded to the nearest one-thousandth (1/1000) on one cent) determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00.

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Offeror as of the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding on the Offeror and all holders of Offeror Series AQ Preferred Shares. The Offeror will, on the Fixed Rate Calculation Date (or the next following Business Day), send written notice of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period to the registered holders of the then outstanding Offeror Series AQ Preferred Shares.

Payments of dividends and other amounts in respect of the Offeror Series AQ Preferred Shares will be made by the Offeror to CDS, or its nominee, as the case may be, as registered holder of the Offeror Series AQ Preferred Shares. As long as CDS, or its nominee, is the registered holder of the Offeror Series AQ Preferred Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Offeror Series AQ Preferred Shares for the purpose of receiving payment on the Offeror Series AQ Preferred Shares.

Redemption

Except as noted below, the Offeror Series AQ Preferred Shares will not be redeemable by the Offeror prior to September 30, 2018. On September 30, 2018 and on September 30 every five years thereafter (or, if such date is not a Business Day, the immediately following Business Day), and subject to certain other restrictions set out below under the heading “Description of the Offeror Series AQ Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Offeror Series AQ Preferred Shares by payment in cash of a per share sum equal to $25.00, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Offeror).

If less than all of the outstanding Offeror Series AQ Preferred Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Offeror Board may, in its sole discretion, determine by resolution.

The Offeror Series AQ Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Offeror Series AQ Preferred Shares. See Section 28 of the Circular, “Risk Factors”.

Conversion of Offeror Series AQ Preferred Shares into Offeror Series AR Preferred Shares

Subject to the right of the Offeror to redeem the Offeror Series AQ Preferred Shares as described above, each holder of Offeror Series AQ Preferred Shares will have the right, at its option, on September 30, 2018 and on September 30 every five years thereafter (a “Series AQ Conversion Date”), to convert, subject to the restrictions on conversion described below and the payment or delivery to the Offeror of evidence of payment of the tax (if any) payable, all or any of the Offeror Series AQ Preferred Shares into Offeror Series AR Preferred Shares on the basis of one Offeror Series AR Preferred Share for each Offeror Series AQ Preferred Share converted. If a Series AQ Conversion Date falls on a day that is not a Business Day, such Series AQ Conversion Date will be the immediately following Business Day. The conversion of Offeror Series AQ Preferred Shares may be effected upon written notice (each notice, an “Election Notice”) given by the registered holder of the Offeror Series AQ Preferred Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Montreal time) on the 15th day preceding the applicable Series AQ Conversion Date. Once received by the Offeror, an Election Notice is irrevocable.

The Offeror will, at least 30 days and not more than 60 days prior to the applicable Series AQ Conversion Date, give notice in writing to the then registered holders of the Offeror Series AQ Preferred Shares of the Series AQ Conversion Date. On the 30th day prior to each Series AQ Conversion Date (or the next following Business Day), the Offeror will send notice in writing to the then registered holders of the Offeror Series AQ Preferred Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Offeror Series AR Preferred Shares for the next succeeding Quarterly Floating Rate Period (as these terms are defined below).

If the Offeror gives notice to the registered holders of the Offeror Series AQ Preferred Shares of the redemption on a Series AQ Conversion Date of all the Offeror Series AQ Preferred Shares, the Offeror will not be required to give notice as provided hereunder to the registered holders of the Offeror Series AQ Preferred Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Offeror Series AQ Preferred Shares and the right of any holder of Offeror Series AQ Preferred Shares to convert such Offeror Series AQ Preferred Shares will cease and terminate in that event.

Holders of Offeror Series AQ Preferred Shares will not be entitled to convert their shares into Offeror Series AR Preferred Shares if the Offeror determines that there would remain outstanding on a Series AQ Conversion Date fewer than 1,000,000 Offeror Series AR Preferred Shares, after having taken into account the Election Notice in respect of all Offeror Series AQ Preferred Shares tendered for conversion into Offeror Series AR Preferred Shares and the Election Notice in respect of all Offeror Series AR Preferred Shares tendered for conversion into Offeror Series AQ Preferred Shares. The Offeror will give notice in writing to all affected holders of Offeror Series AQ Preferred Shares of their inability to convert their Offeror Series AQ Preferred Shares prior to the applicable Series AQ Conversion Date. Furthermore, if the Offeror determines that there would remain outstanding on a Series AQ Conversion Date fewer than 1,000,000 Offeror Series AQ Preferred Shares, after having taken into account all Election Notices in respect of Offeror Series AQ Preferred Shares tendered for conversion into Offeror Series AR Preferred Shares and all Election Notices in respect of Offeror Series AR Preferred Shares tendered for conversion into Offeror Series AQ Preferred Shares, then, all, but not part, of the remaining outstanding Offeror Series AQ Preferred Shares will be automatically converted into Offeror Series AR Preferred Shares on the basis of one Offeror Series AR Preferred Share for each Offeror Series AQ Preferred Share, on the applicable Series AQ Conversion Date. The Offeror will give notice in writing to this effect to the then registered holders of such remaining Offeror Series AQ Preferred Shares prior to the applicable Series AQ Conversion Date.

Upon exercise by a registered holder of its right to convert Offeror Series AQ Preferred Shares into Offeror Series AR Preferred Shares (and upon an automatic conversion), the Offeror reserves the right not to issue Offeror Series AR Preferred Shares to any person whose address is in, or whom the Offeror or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Offeror to take any action to comply with the securities or analogous Laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable Law and to the provisions described below under “Description of the Offeror Series AQ Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may at any time purchase for cancellation all or any number of the Offeror Series AQ Preferred Shares.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Offeror or any other distribution of assets of the Offeror among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Offeror and of holders of shares of the Offeror ranking prior to the Offeror Series AQ Preferred Shares, the holders of the Offeror Series AQ Preferred Shares will be entitled to receive an amount equal to $25.00 per share, together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the

Offeror), before any amount is paid or any assets of the Offeror are distributed to the holders of the Offeror Common Shares or any other shares ranking junior as to capital to the Offeror Series AQ Preferred Shares. Upon payment of such amounts, the holders of the Offeror Series AQ Preferred Shares will not be entitled to share in any further distribution of the assets of the Offeror.

Restrictions on Dividends and Retirement of Shares

So long as any of the Offeror Series AQ Preferred Shares are outstanding, the Offeror will not, without the approval of the holders of the Offeror Series AQ Preferred Shares:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AQ Preferred Shares) on the Offeror Common Shares or any other shares of the Offeror ranking as to dividends junior to the Offeror Series AQ Preferred Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AQ Preferred Shares, redeem or call for redemption, purchase for cancellation or otherwise pay off, retire or make any return of capital in respect of the Offeror Common Shares or any other shares of the Offeror ranking as to capital junior to the Offeror Series AQ Preferred Shares;

(c)	redeem or call for redemption, purchase for cancellation, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Offeror Series AQ Preferred Shares then outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of any other shares of the Offeror ranking as to dividends or capital on a parity with the Offeror Series AQ Preferred Shares, unless, in each such case, all accrued and unpaid dividends on the Offeror Series AQ Preferred Shares up to and including the dividend payable for the last completed period for which dividends were payable on the Offeror Series AQ Preferred Shares have been declared and paid or moneys set apart for payment.

Any approval of the holders of the Offeror Series AQ Preferred Shares required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the Offeror Series AQ Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Offeror Series AQ Preferred Shares duly called for the purpose and at which a quorum is present.

Shareholder Approvals

In addition to any other approvals required by Law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Offeror Series AQ Preferred Shares as a series and any other approval to be given as a series by the holders of the Offeror Series AQ Preferred Shares may be given by a resolution signed by all holders of the Offeror Series AQ Preferred Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of at least 10% of the outstanding Offeror Series AQ Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Offeror Series AQ Preferred Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Offeror Series AQ Preferred Shares as a series, each such holder as at the applicable record date shall be entitled to one vote in respect of each Offeror Series AQ Preferred Share held by such holder.

Holders of the Offeror Series AQ Preferred Shares will not be entitled to vote separately as a class or series on a proposal to amend the articles of the Offeror to (a) increase any maximum number of authorized shares of a class or series having rights or privileges equal to or superior to the Offeror Series AQ Preferred Shares or (b) create a new class or series of shares equal or superior to the Offeror Series AQ Preferred Shares.

Issue of Additional Series of Offeror First Preferred Shares

The Offeror may issue other series of Offeror First Preferred Shares ranking on a parity with the Offeror Series AQ Preferred Shares without the authorization of the holders of the Offeror Series AQ Preferred Shares.

Voting Rights with Respect to the Offeror

The holders of the Offeror Series AQ Preferred Shares will not (except as otherwise provided by Law and, except as noted below, in respect of meetings of the holders of Offeror First Preferred Shares as a class and meetings of holders of Offeror Series AQ Preferred Shares as a series) be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Offeror, unless and until the Offeror shall have failed to pay eight quarterly dividends on the Offeror Series AQ Preferred Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any moneys of the Offeror properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Offeror Series AQ Preferred Shares as at the applicable record date will be entitled to receive notice of and to attend each meeting of the Offeror’s shareholders which takes place more than 60 days after the date on which such failure first occurred, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Offeror on the basis of one vote in respect of each Offeror Series AQ Preferred Share held by such holder, until all such arrears of such dividends have been paid, whereupon such rights shall cease.

Tax Election

The Offeror will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 of the Tax Act at a rate such that the corporate holders of Offeror Series AQ Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Business Day

If any action is required to be taken by the Offeror on a day that is not a Business Day, then such action will be required to be taken on the next succeeding day that is a Business Day.

Description of the Offeror Series AR Preferred Shares

The following is a summary of certain provisions of the Offeror Series AR Preferred Shares as a series.

Definition of Terms

The following definitions are relevant to the Offeror Series AR Preferred Shares:

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the Cities of Montreal, Québec and Toronto, Ontario, for the transaction of banking business.

“Election Notice” has the meaning ascribed thereto under the heading “Description of the Offeror Series AQ Preferred Shares – Conversion of Offeror Series AQ Preferred Shares into Offeror Series AR Preferred Shares” below.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.64% (calculated on the basis of the actual number of days in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period from and including September 30, 2018 up to, but excluding December 31, 2018, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period up to, but excluding, the next succeeding Quarterly Period Commencement Date.

“Quarterly Period Commencement Date” means the last calendar day of each of March, June, September and December in each year.

“Series AR Conversion Date” has the meaning ascribed thereto under the heading “Description of the Offeror Series AR Preferred Shares – Conversion of Offeror Series AR Preferred Shares into Offeror Series AQ Preferred Shares” below.

Dividends

The holders of the Offeror Series AR Preferred Shares will be entitled to receive floating rate, cumulative, preferential cash dividends, if, as and when declared by the Offeror Board, payable quarterly on the last day of March, June, September and December in each year, in the amount per share (rounded to the nearest one-thousandth (1/1000) of one cent) determined by multiplying the applicable Floating Quarterly Dividend Rate by $25.00.

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Offeror on the applicable Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Offeror and upon all holders of Offeror Series AR Preferred Shares. The Offeror will, on the relevant Floating Rate Calculation Date (or the next following Business Day), send written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Offeror Series AR Preferred Shares.

Payments of dividends and other amounts in respect of the Offeror Series AR Preferred Shares will be made by the Offeror to CDS, or its nominee, as the case may be, as registered holder of the Offeror Series AR Preferred Shares. As long as CDS, or its nominee, is the registered holder of the Offeror Series AR Preferred Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Offeror Series AR Preferred Shares for the purpose of receiving payment on the Offeror Series AR Preferred Shares.

Redemption

Except as noted below, the Offeror Series AR Preferred Shares will not be redeemable by the Offeror on or prior to September 30, 2018. Subject to certain other restrictions set out below under the heading “Description of the Offeror Series AR Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Offeror Series AR Preferred Shares by payment in cash of a per share sum equal to (a) $25.00 in the case of redemptions on September 30, 2023 and on September 30 every five years thereafter (each a “Series AR Conversion Date”), or (ii) $25.50 in the case of redemptions on any date which is not a Series AR Conversion Date after September 30, 2018, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Offeror). If a Series AR Conversion Date falls on a day that is not a Business Day, such Series AR Conversion Date will be the immediately following Business Day.

If less than all of the outstanding Offeror Series AR Preferred Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Offeror Board may, in its sole discretion, determine by resolution.

The Offeror Series AR Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Offeror Series AR Preferred Shares. See Section 28 of the Circular, “Risk Factors”.

Conversion of Offeror Series AR Preferred Shares into Offeror Series AQ Preferred Shares

Subject to the right of the Offeror to redeem the Offeror Series AR Preferred Shares as described above, each holder of Offeror Series AR Preferred Shares will have the right, at its option, on any Series AR Conversion Date, to convert, subject to the restrictions on conversion described below and the payment or delivery to the Offeror of evidence of payment of the tax (if any) payable, all or any of the Offeror Series AR Preferred Shares into Offeror Series AQ Preferred Shares on the basis of one Offeror Series AQ Preferred Share for each Offeror Series AR Preferred Share converted. If a Series AR Conversion Date falls on a day that is not a Business Day, such Series AR Conversion Date will be the immediately following Business Day. The conversion of Offeror Series AR Preferred Shares may be effected upon written notice (each notice, an “Election Notice”) given by the registered holder of the Offeror Series AR Preferred Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Montreal time) on the 15th day preceding the applicable Series AR Conversion Date. Once received by the Offeror, an Election Notice is irrevocable.

The Offeror will, at least 30 days and not more than 60 days prior to the applicable Series AR Conversion Date, give notice in writing to the then registered holders of the Offeror Series AR Preferred Shares of the Series AR Conversion Date. On the 30th day prior to each Series AR Conversion Date (or the next following Business Day), the Offeror will send notice in writing to the then registered holders of Offeror Series AR Preferred Shares of the Floating Quarterly Dividend Rate for the next Quarterly Floating Rate Period and of the Annual Fixed Dividend Rate applicable to the Offeror Series AQ Preferred Shares for the next Subsequent Fixed Rate Period.

If the Offeror gives notice to the registered holders of the Offeror Series AR Preferred Shares of the redemption on a Series AR Conversion Date of all the Offeror Series AR Preferred Shares, the Offeror will not be required to give notice as provided hereunder to the registered holders of the Offeror Series AR Preferred Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Offeror Series AR Preferred Shares and the right of any holder of Offeror Series AR Preferred Shares to convert such Offeror Series AR Preferred Shares will cease and terminate in that event.

Holders of Offeror Series AR Preferred Shares will not be entitled to convert their shares into Offeror Series AQ Preferred Shares if the Offeror determines that there would remain outstanding on a Series AR Conversion Date fewer than 1,000,000 Offeror Series AQ Preferred Shares, after having taken into account the Election Notice in respect of all Offeror Series AR Preferred Shares tendered for conversion into Offeror Series AQ Preferred Shares and the Election Notice in respect of all Offeror Series AQ Preferred Shares tendered for conversion into Offeror Series AR Preferred Shares. The Offeror will give notice in writing to all affected holders of Offeror Series AR Preferred Shares of their inability to convert their Offeror Series AR Preferred Shares prior to the applicable Series AR Conversion Date. Furthermore, if the Offeror determines that there would remain outstanding on a Series AR Conversion Date fewer than 1,000,000 Offeror Series AR Preferred Shares, after having taken into account all Election Notices in respect of Offeror Series AR Preferred Shares tendered for conversion into Offeror Series AQ Preferred Shares and all Election Notices in respect of Offeror Series AQ Preferred Shares tendered for conversion into Offeror Series AR Preferred Shares, then, all, but not part, of the remaining outstanding Offeror Series AR Preferred Shares will be automatically converted into Offeror Series AQ Preferred Shares on the basis of one Offeror Series AQ Preferred Share for each Offeror Series AR Preferred Share, on the applicable Series AR Conversion Date. The Offeror will give notice in writing to this effect to the then registered holders of such remaining Offeror Series AR Preferred Shares prior to the applicable Series AR Conversion Date.

Upon exercise by a registered holder of its right to convert Offeror Series AR Preferred Shares into Offeror Series AQ Preferred Shares (and upon an automatic conversion), the Offeror reserves the right not to issue Offeror Series AQ Preferred Shares to any person whose address is in, or whom the Offeror or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Offeror to take any action to comply with the securities or analogous Laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable Law and to the provisions described below under “Description of the Offeror Series AR Preferred Shares – Restrictions on Dividends and Retirement of Shares”, the Offeror may at any time purchase for cancellation all or any number of the Offeror Series AR Preferred Shares.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Offeror or any other distribution of assets of the Offeror among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Offeror and of holders of shares of the Offeror ranking prior to the Offeror Series AR Preferred Shares, the holders of the Offeror Series AR Preferred Shares will be entitled to receive an amount equal to $25.00 per share, together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Offeror), before any amount is paid or any assets of the Offeror are distributed to the holders of the Offeror Common Shares or any other shares ranking junior as to capital to the Offeror Series AR Preferred Shares. Upon payment of such amounts, the holders of the Offeror Series AR Preferred Shares will not be entitled to share in any further distribution of the assets of the Offeror.

Restrictions on Dividends and Retirement of Shares

So long as any of the Offeror Series AR Preferred Shares are outstanding, the Offeror will not, without the approval of the holders of the Offeror Series AR Preferred Shares:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AR Preferred Shares) on the Offeror Common Shares or any other shares of the Offeror ranking as to dividends junior to the Offeror Series AR Preferred Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Offeror ranking as to capital and dividends junior to the Offeror Series AR Preferred Shares, redeem or call for redemption, purchase for cancellation or otherwise pay off, retire or make any return of capital in respect of the Offeror Common Shares or any other shares of the Offeror ranking as to capital junior to the Offeror Series AR Preferred Shares;

(c)	redeem or call for redemption, purchase for cancellation, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Offeror Series AR Preferred Shares then outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of any other shares of the Offeror ranking as to dividends or capital on a parity with the Offeror Series AR Preferred Shares, unless, in each such case, all accrued and unpaid dividends on the Offeror Series AR Preferred Shares up to and including the dividend payable for the last completed period for which dividends were payable on the Offeror Series AR Preferred Shares have been declared and paid or moneys set apart for payment.

Any approval of the holders of the Offeror Series AR Preferred Shares required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the Offeror Series AR Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Offeror Series AR Preferred Shares duly called for the purpose and at which a quorum is present.

Shareholder Approvals

In addition to any other approvals required by law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Offeror Series AR Preferred Shares as a series and any other approval as a series to be given by the holders of the Offeror Series AR Preferred Shares may be given by a resolution signed by all holders of the Offeror Series AR Preferred Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of at least 10% of the outstanding Offeror Series AR Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Offeror Series AR Preferred Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Offeror Series AR Preferred Shares as a series, each such holder shall be entitled to one vote in respect of each Offeror Series AR Preferred Share held by such holder.

Holders of the Offeror Series AR Preferred Shares will not be entitled to vote separately as a class or series on a proposal to amend the articles of the Offeror to (a) increase any maximum number of authorized shares of a class or series having rights or privileges equal to or superior to the Offeror Series AR Preferred Shares or (b) create a new class or series of shares equal or superior to the Offeror Series AR Preferred Shares.

Issue of Additional Series of Offeror First Preferred Shares

The Offeror may issue other series of Offeror First Preferred Shares ranking on a parity with the Offeror Series AR Preferred Shares without the authorization of the holders of the Offeror Series AR Preferred Shares.

Voting Rights with Respect to the Offeror

The holders of the Offeror Series AR Preferred Shares will not (except as otherwise provided by Law and, except as noted below, in respect of meetings of the holders of First Preferred Shares as a class and meetings of holders of

Offeror Series AR Preferred Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Offeror, unless and until the Offeror shall have failed to pay eight quarterly dividends on the Offeror Series AR Preferred Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any moneys of the Offeror properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Offeror Series AR Preferred Shares as at the applicable record date will be entitled to receive notice of and to attend each meeting of the Offeror’s shareholders which takes place more than 60 days after the date on which such failure first occurred, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Offeror on the basis of one vote in respect of each Offeror Series AR Preferred Share held by such holder, until all such arrears of such dividends shall have been paid, whereupon such rights shall cease.

Tax Election

The Offeror will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 of the Tax Act at a rate such that the corporate holders of Offeror Series AR Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Business Day

If any action is required to be taken by the Offeror on a day that is not a Business Day, then such action will be required to be taken on the next succeeding day that is a Business Day.

ANNEX B

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of (a) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by BCE Inc. and its Affiliates) under the Common Share Offer and (b) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by BCE Inc. and its Affiliates) under the Common Share Offer and the proposed acquisition of all outstanding Preferred Shares under the Preferred Share Exchange Offer. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of BCE Inc. incorporated by reference in the Common Share Offer and the Preferred Share Exchange Offer (the “Offers”). The unaudited pro forma consolidated statement of financial position gives effect to the Offers as if they had occurred on June 30, 2014. The unaudited pro forma consolidated income statements for the six months ended June 30, 2014 and the twelve months ended December 31, 2013 give effect to the Offers as if they had occurred on January 1, 2013. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain of BCE Inc.’s, the Company’s and Prefco’s respective financial statements as more particularly described in the notes. In preparing these pro forma consolidated financial statements, management of BCE Inc. has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of BCE Inc. Actual amounts recorded upon consummation of the transactions contemplated by the Offers will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offers have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

BCE Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2014

(in millions of Canadian dollars)	Reported	Pro forma adjustments – Common Share Offer (Note 1)		As adjusted after giving effect to the Common Share Offer	Pro forma adjustments – Preferred Share Exchange Offer (Note 1)		As adjusted after giving effect to the Common Share Offer and the Preferred Share Exchange Offer
ASSETS
Current assets
Cash	125	(27)	a	98	—		98
Cash equivalents	25	—		25	—		25
Trade and other receivables	2,860	—		2,860	—		2,860
Inventory	384	—		384	—		384
Prepaid expenses	541	—		541	—		541
Assets held for sale	195	—		195	—		195
Other current assets	131	—		131	—		131

Total current assets	4,261	(27)		4,234	—		4,234

Non-current assets
Property, plant and equipment	20,911	—		20,911	—		20,911
Intangible assets	10,019	—		10,019	—		10,019
Deferred tax assets	218	—		218	—		218
Investments in associates and joint ventures	771	—		771	—		771
Other non-current assets	679	—		679	—		679
Goodwill	8,364	—		8,364	—		8,364

Total non-current assets	40,962	—		40,962	—		40,962

Total assets	45,223	(27)		45,196	—		45,196

LIABILITIES
Current liabilities
Trade payables and other liabilities	3,798	—		3,798	—		3,798
Interest payable	137	—		137	—		137
Dividends payable	556	—		556	—		556
Current tax liabilities	268	—		268	—		268
Debt due within one year	2,736	—		2,736	—		2,736

Total current liabilities	7,495	—		7,495	—		7,495

Non-current liabilities
Long-term debt	16,150	996	a,b	17,146	—		17,146
Deferred tax liabilities	1,106	—		1,106	—		1,106
Post-employment benefit obligations	3,241	—		3,241	—		3,241
Other non-current liabilities	1,480	—		1,480	—		1,480

Total non-current liabilities	21,977	996		22,973	—		22,973

Total liabilities	29,472	996		30,468	—		30,468

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	—		3,395	611	a,d	4,006
Common shares	13,726	2,963	a	16,689	—		16,689
Contributed surplus	2,614	(1,499)	a,c	1,115	—		1,115
Accumulated other comprehensive loss	(2)	—		(2)	—		(2)
Deficit	(5,146)	(2,209)	a,c	(7,355)	7	d	(7,348)

Total equity attributable to BCE shareholders	14,587	(745)		13,842	618		14,460
Non-controlling interest	1,164	(278)	a,c	886	(618)	a,d	268

Total equity	15,751	(1,023)		14,728	—		14,728

Total liabilities and equity	45,223	(27)		45,196	—		45,196

BCE Inc.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2014

(in millions of Canadian dollars, except share amounts)	Reported	Pro forma adjustments – Common Share Offer (Note 1)		As adjusted after giving effect to the Common Share Offer	Pro forma adjustments – Preferred Share Exchange Offer (Note 1)		As adjusted after giving effect to the Common Share Offer and the Preferred Share Exchange Offer
Operating revenues	10,319	—		10,319	—		10,319
Operating costs	(6,153)	—		(6,153)	—		(6,153)
Severance, acquisition and other costs	(92)	—		(92)	—		(92)
Depreciation	(1,407)	—		(1,407)	—		(1,407)
Amortization	(338)	—		(338)	—		(338)
Finance costs
Interest expense	(464)	(19)	e	(483)	—		(483)
Interest on post-employment benefit obligations	(51)	—		(51)	—		(51)
Other income	74	—		74	—		74
Income taxes	(467)	5	f	(462)	—		(462)

Net earnings	1,421	(14)		1,407	—		1,407

Net earnings attributable to:
Common shareholders	1,221	78	g	1,299	—		1,299
Preferred shareholders	66	—		66	14	i	80
Non-controlling interest	134	(92)	h	42	(14)	i	28

Net earnings	1,421	(14)		1,407	—		1,407

Net earnings per common share – basic and diluted	1.57	(0.02)	j	1.55	—		1.55
Average number of common shares outstanding – basic (millions)	777.1	60.9	j	838.0	—		838.0

BCE Inc.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the twelve months ended December 31, 2013

(in millions of Canadian dollars, except share amounts)	Reported	Pro forma adjustments – Common Share Offer (Note 1)		As adjusted after giving effect to the Common Share Offer	Pro forma adjustments – Preferred Share Exchange Offer (Note 1)		As adjusted after giving effect to the Common Share Offer and the Preferred Share Exchange Offer
Operating revenues	20,400	—		20,400	—		20,400
Operating costs	(12,311)	—		(12,311)	—		(12,311)
Severance, acquisition and other costs	(406)	—		(406)	—		(406)
Depreciation	(2,734)	—		(2,734)	—		(2,734)
Amortization	(646)	—		(646)	—		(646)
Finance costs
Interest expense	(931)	(38)	e	(969)	—		(969)
Interest on post-employment benefit obligations	(150)	—		(150)	—		(150)
Other expense	(6)	—		(6)	—		(6)
Income taxes	(828)	10	f	(818)	—		(818)

Net earnings	2,388	(28)		2,360	—		2,360

Net earnings attributable to:
Common shareholders	1,975	168	g	2,143	—		2,143
Preferred shareholders	131	—		131	28	i	159
Non-controlling interest	282	(196)	h	86	(28)	i	58

Net earnings	2,388	(28)		2,360	—		2,360

Net earnings per common share
Basic	2.55	0.01	j	2.56	—		2.56
Diluted	2.54	0.02	j	2.56	—		2.56
Average number of common shares outstanding – basic (millions)	775.8	60.9	j	836.7	—		836.7

NOTE 1 | PRO FORMA ADJUSTMENTS

a)	The following pro forma information presents the assumptions and adjustments included in the unaudited pro forma consolidated financial statements to illustrate the estimated effects of the Cash and Share Alternative under the Common Share Offer. For the purpose of the unaudited pro forma consolidated statement of financial position, the Offers and pro forma adjustments have been assumed to have occurred on June 30, 2014. For purposes of the unaudited pro forma consolidated income statements, the Offers and adjustments have been assumed to have occurred on January 1, 2013. As BCE Inc. already consolidates the financial results of Bell Aliant Inc., the Offers have been accounted for as equity transactions as outlined below.

		Note 1
Common Share Offer
Offer to purchase 127,457,769 Bell Aliant Inc. common share for $31.00(1) per share	3,951
Transaction fees	35
Preferred Share Exchange Offer		(d)
Series A	264
Series C	118
Series E	229

Total	4,597

Consideration
Issuance of 60.9 million BCE Inc. common shares assuming a share price of $48.66(1) per share	2,963
Issuance of Bell Canada MTN debentures (net of debt issuance costs)	996	(b)
Conversion of Bell Aliant Preferred Equity Inc. preferred shares into BCE Inc. preferred shares	611	(d)
Cash on hand	27

Total	4,597

Allocated to:
Carrying value of Bell Aliant Inc. non-controlling interest	896
Contributed surplus	1,499
Deficit	2,202

(1)

Based upon the volume weighted average price of BCE Inc. common shares for the ten trading days ending on July 22, 2014 of $48.66, the consideration offered pursuant to the Offer has a value of $31.00 per Bell Aliant Inc. Common Share.

b)	Represents the assumed issuance of $1 billion of 10 year, 3.75% MTN debentures by Bell Canada, net of $4 million of debt issuance costs. The debt issuance costs are accounted for at amortized cost using the effective interest method.

c)	As described in (a) of this note, the Offers have been accounted for as an equity transaction. Accordingly, the pro forma adjustments include:

i.	A decrease in contributed surplus of $1,499 million to remove amounts previously recorded to contributed surplus attributable to minority common shareholders of Bell Aliant Inc.;

ii.	An increase in the deficit of $2,202 million to reflect the Offers as described in (a) of this note;

iii.	A decrease in non-controlling interest of $278 million to remove the carrying value of the non-controlling interest in Bell Aliant Inc. as at June 30, 2014;

iv.	A decrease in non-controlling interest of $618 million to reflect the Preferred Share Exchange Offer as described in (d) of this note.

d)	Represents the pro forma adjustment to increase BCE Inc.’s preferred shares outstanding to reflect the proposed exchange of all outstanding preferred shares of Bell Aliant Preferred Equity Inc. under the Preferred Share Exchange Offer, which is accounted for at fair value. The details for the exchange of Bell Aliant Preferred Equity Inc. preferred shares for BCE Inc. preferred shares are outlined below.

Bell Aliant Preferred Equity Inc. Series	Exchanged for BCE Inc. Series	Annual Dividend rate	# of shares	Bell Aliant Preferred Equity Inc. Carrying value	Bell Aliant Preferred Equity Inc. fair value(1)
Series A	Series AM	4.85%	11,500,000	$282	$264
Series C	Series AO	4.55%	4,600,000	$113	$118
Series E	Series AQ	4.25%	9,200,000	$223	$229

Total				$618	$611

(1)	Based upon the volume weighed average price of Bell Aliant Preferred Equity Inc. preferred shares for the three trading days ending on August 1, 2014.

e)	Represents the increase in interest expense, including amortization of debt issuance costs, as a result of the issuance of new debt as described in (b) of this note. The pro forma adjustments amount to an increase in interest expense of $19 million for the six months ended June 30, 2014 and $38 million for the twelve months ended December 31, 2013.

f)	Represents the decrease in income tax expense using our statutory tax rate of 26.6% as a result of the pro forma adjustment made in (e) of this note. The pro forma adjustment amounts to $5 million for the six-month period ended June 30, 2014 and $10 million for the twelve months ended December 31, 2013.

g)	Represents the increase in net earnings attributable to common shareholders upon completion of the Common Share Offer. The pro forma adjustments amount to $78 million for the six months ended June 30, 2014 and $168 million for the twelve months ended December 31, 2013. Included in the increase is:

i.	An increase of $92 million for the six months ended June 30, 2014 and an increase of $196 million for the twelve months ended December 31, 2013 as a result of the decrease in net earnings attributable to non-controlling interest upon completion of the Common Share Offer;

Partly offset by:

ii.	A decrease of $14 million for the six months ended June 30, 2014 and a decrease of $28 million for the twelve months ended December 31, 2013 as a result of higher interest expense and lower tax expense as described in (e) and (f) of this note, respectively.

h)	Represents the decrease in net earnings attributable to non-controlling interest as a result of the completion of the Common Share Offer. The pro forma adjustment amounts to a decrease of $92 million for the six months ended June 30, 2014 and a decrease of $196 million for the twelve months ended December 31, 2013.

i)	Represents the decrease in net earnings attributable to non-controlling interest and the increase of dividends owed on BCE Inc.’s preferred shares outstanding to reflect the Preferred Share Exchange Offer as described in (d) of this note. The pro forma adjustment amounts to $14 million for the six months ended June 30, 2014 and $28 million for the year ended December 31, 2013.

j)	The pro forma basic and diluted earnings per share have been calculated on the assumption that the 60.9 million BCE Inc. common shares issued pursuant to the Common Share Offer were issued and outstanding on the first day of the respective periods.

	Issued and outstanding BCE Inc. common shares
	Six months ended June 30, 2014	Twelve months ended Dec. 31, 2013
Weighted average number of BCE Inc. shares	777.1	775.8
BCE Inc. shares issued to Bell Aliant Inc. shareholders under the Common Share Offer	60.9	60.9

BCE Inc. shares after Common Share Offer – basic	838.0	836.7
Assumed exercise of stock options	0.8	0.6

BCE Inc. shares after Common Share Offer – diluted	838.8	837.3
Pro forma net earnings attibutable to common shareholders	1,299	2,143
Pro forma basic earnings per share	1.55	2.56
Pro forma diluted earnings per share	1.55	2.56

The Depositary for the Offer is:

CST Trust Company

By Mail

P. O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario M5C 2K4

Canada

Attention: Corporate Actions

By Registered Mail, Hand or by Courier	By Hand

B1 Level 320 Bay Street Toronto, ON M5H 4A6 Canada Attention: Corporate Actions	1660 Hollis Street Suite 406 Halifax, NS B3J 1V7 Canada

Toll Free: 1-866-271-6893

International: 1-416-682-3860

E-mail: inquiries@canstockta.com

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll Free Phone:

1-866-822-1244

Banks, Brokers and collect calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

Attachment B

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. Your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

TO DEPOSIT PREFERRED SHARES

OF

BELL ALIANT PREFERRED EQUITY INC.

Pursuant to the Offer dated August 14, 2014 made by

BCE INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON SEPTEMBER 19, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY THE OFFEROR.

USE THIS LETTER OF TRANSMITTAL IF YOU ARE DEPOSITING PREFERRED SHARE CERTIFICATES

This Letter of Transmittal (the “Letter of Transmittal”), or a manually signed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany the share certificates representing all of the Series A Preferred Shares, Series C Preferred Shares and/or Series E Preferred Shares (collectively, the “Preferred Shares”) in the capital of Bell Aliant Preferred Equity Inc. (“Prefco”) deposited pursuant to the offer (the “Offer”) set forth in the Offer to Exchange dated August 14, 2014 made by BCE Inc. (the “Offeror”) to holders of Preferred Shares (each, a “Preferred Shareholder”).

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and accompanying Circular dated August 14, 2014 (together, the “Offer and Circular”) shall have the meanings given to them in the Preferred Share Exchange Offer and Circular.

Registration of interests in and transfers of Preferred Shares may currently only be made through the book-entry system administered by CDS. Preferred Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS Clearing and Depository Services Inc. (“CDS”), provided that a book-entry confirmation through CDSX is received by the Depositary (as defined below) at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Preferred Shareholder’s Preferred Shares into the Depositary’s account in accordance with CDS’s procedures for such transfer. Delivery of Preferred Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Preferred Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof, and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

CST Trust Company (the “Depositary”), CST Phoenix Advisors (the “Information Agent”) or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers of the Depositary and Information Agent). Persons whose Preferred Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance if they wish to accept the Offer.

Delivery of this Letter of Transmittal and accompanying certificate(s) representing the Preferred Shares to the address of the Depositary other than as set forth below does not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and, if you are a U.S. Person (as defined in Instruction 9, “Important Tax Information for U.S. Shareholders”), you must also complete the Internal Revenue Service (“IRS”) W-9 attached hereto (see Instruction 9, “Important Tax Information for U.S. Shareholders”).

A Resident Holder who receives Offeror Preferred Shares pursuant to the Offer may be entitled to make a Tax Election (as defined in Box 3 herein) to obtain a full or partial tax deferral in respect of a capital gain that may arise on the disposition of Preferred Shares pursuant to the Offer.

A Non-Resident Holder will not be subject to tax under the Tax Act on a disposition of Preferred Shares pursuant to the Offer unless such Preferred Shares constitute “taxable Canadian property” other than “treaty-protected property” (each as defined in the Tax Act) of such Non-Resident Holder.

Holders should make reference to Section 24 of the Offer, “Certain Canadian Federal Income Tax Considerations” and are urged to consult their own tax advisors for more information regarding the potential tax consequences to them of a disposition of Preferred Shares pursuant to the Offer.

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TO:	BCE INC.

AND TO:	CST TRUST COMPANY

The undersigned delivers to you the enclosed certificate(s) representing Preferred Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Preferred Shares upon the terms and conditions contained in the Offer. The following are the details of the Deposited Preferred Shares:

Description of Deposited Preferred Share(s)

Box 1 — Prefco Preferred Share(s) Deposited

(if insufficient space, attach a list in the form below)

Certificate Number(s)	Name and Address of Registered Shareholder of Preferred Shares	Class of Preferred Shares (please check one)			Number of Preferred Shares Represented by Certificate	Number of Preferred Shares Deposited*
(if available)	(please print)	Series A	Series C	Series E

*	Unless otherwise indicated, the total number of Preferred Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 5 herein, “Partial Deposits”.

Pursuant to the terms of the Offer, Preferred Shareholders are entitled to receive: (a) for each Series A Preferred Share, a newly issued Offeror Series AM Preferred Share; (b) for each Series C Preferred Share, a newly issued Offeror Series AO Preferred Share; and (c) for each Series E Preferred Share, a newly issued Offeror Series AQ Preferred Share (the Offeror Series AQ Preferred Shares, together with the Offeror Series AM Preferred Shares and the Offeror Series AO Preferred Shares, the “Offeror Preferred Shares”) .

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The undersigned acknowledges receipt of the Offer and Circular and acknowledges entering into a binding agreement between the undersigned and the Offeror in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Preferred Shares covered by this Letter of Transmittal (the “Deposited Preferred Shares”) and in and to all rights and benefits arising from such Preferred Shares including, without limitation, and any and all Distributions (as defined below) being deposited under the Offer, (b) the Deposited Preferred Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Preferred Shares and Distributions, to any other person, (c) the deposit of the Deposited Preferred Shares and Distributions complies with applicable laws, and (d) when the Deposited Preferred Shares and Distributions are taken up by the Offeror, the Offeror will acquire good title, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others in accordance with the terms and conditions set forth in the Offer and in this Letter of Transmittal.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, by the making of a book-entry transfer into the Depositary’s accounts with CDS, the undersigned irrevocably assigns to the Offeror, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others, all of the rights and benefits of the undersigned in and to the Deposited Preferred Shares and in and to all rights and benefits arising from such Deposited Preferred Shares, including any and all dividends, distributions, payments, securities, property or other interests, excluding the Permitted Preferred Share Dividend (collectively, “Distributions”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Preferred Shares or any of them on and after July 23, 2014, including any dividends, distributions or payments on such Distributions. If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned, then the whole of any such Distribution shall be received and held by such Preferred Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Preferred Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.

If, on or after the date of the Offer, Prefco should divide, combine, reclassify, consolidate, convert or otherwise change any of the Preferred Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments to the consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor) as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change.

By the making of a book-entry transfer into the Depositary’s accounts with CDS, the undersigned irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up the Deposited Preferred Shares (which Preferred Shares upon being taken up, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), each officer of the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the undersigned with respect to the Purchased Securities. The making of a book-entry transfer authorizes an Appointee, in the name and on behalf of the undersigned: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Prefco; (b) for so long as any Purchased Securities are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), to exercise any and all rights of the undersigned including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of the undersigned in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Prefco; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Preferred Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Preferred Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

The undersigned accepting the Offer also agrees pursuant to the terms of the Letter of Transmittal that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Preferred Shareholder at any time with respect to the Purchased Securities.

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The undersigned accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Purchased Securities by or on behalf of the undersigned unless the Purchased Securities are not taken up under the Offer. The undersigned accepting the Offer also agrees not to vote any of the Purchased Securities taken up under the Offer at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant classes of Preferred Shares and not to exercise any or all of the other rights or privileges attached to such Purchased Securities, or otherwise act with respect thereto. The undersigned accepting the Offer agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Securities. The undersigned further agrees to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of all or any such Purchased Securities.

The undersigned accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary, to Persons depositing Preferred Shares, on the Preferred Shares exchanged with the Offeror, regardless of any delay.

No physical certificate(s) for Offeror Preferred Shares (or any Offeror Converted Preferred Shares which may be issued following the due conversion of Offeror Preferred Shares) will be issued to the undersigned. The Offeror Preferred Shares will be issued in book-entry only form and must be purchased, transferred, converted or redeemed through participants (“CDS Participants”) in the depositary service of CDS. Settlement with the undersigned will be effected by the Depositary and the undersigned by CDS crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of issued Offeror Preferred Shares and each CDS Participant issuing the Offeror Preferred Shares to the undersigned is entitled.

If any Deposited Preferred Shares are not accepted pursuant to the terms and conditions of the Offer for any reason, such Preferred Shares will be returned, at the Offeror’s expense, to the undersigned as soon as it is practicable following the Expiry Time or the termination or withdrawal of the. The Offeror understands that CDS will credit the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of such returned Preferred Shares.

The undersigned acknowledges that the Offer is not being made to, nor will deposits be accepted from or on behalf of, Preferred Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned, the Offeror and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

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BOX 2

(See Instructions 2 and 3)

ISSUE OFFEROR PREFERRED SHARES

IN BOOK-ENTRY FORM

IN THE NAME OF:

(please print or type)

Name

Street Address and Number

City and Province or State

Country and Postal Code

Telephone – Business Hours

Taxpayer Identification Number,

Social Insurance or Social Security No.

(See IRS Form W-9 included herein)

PREFERRED SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Instruction 3):

Dated:

Authorized Signature of Guarantor	Signature of holder of Preferred Shares or Authorized
Representative – See Instructions 2 and 4

Name of Guarantor (please print or type)	Name of holder of Preferred Shares (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable

Taxpayer Identification, Social Insurance or Social Security	Daytime telephone number and facsimile of holder of Preferred
Number of holder of Preferred Shares	Shares or daytime telephone number and facsimile Authorized
Representative

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BOX 3

TAX DEFERRAL ELECTION FOR ELIGIBLE HOLDERS

As described in Section 24 of the Offer, “Certain Canadian Federal Income Tax Considerations”, an Eligible Holder who receives Offeror Preferred Shares as consideration for such shareholder’s Preferred Shares may obtain a full or partial tax deferral in respect of the disposition of Preferred Shares pursuant to the Offer by filing with the Canada Revenue Agency (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and the Offeror under subsection 85(1) or (2) of the Tax Act and the corresponding provisions of any applicable provincial income tax legislation (collectively, a “Tax Election”).

“Eligible Holder” means a beneficial holder of Preferred Shares that is either (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act.

Resident Preferred Shareholders should consult their own tax advisors as to whether they should make a Tax Election and, if so, the procedure for doing so. It is the Eligible Holder’s responsibility to take the steps required to make a valid Tax Election.

The Tax Election can be made only by an Eligible Holder who receives Offeror Preferred Shares as consideration for such shareholder’s Preferred Shares deposited pursuant to the Offer. The Offeror will not make a Tax Election with any other person in connection with the Offer. With the exception of the execution of the election by the Offeror, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making such election.

The Eligible Holders who wish to make a Tax Election must obtain instructions and information relating to the Tax Election at the Offeror’s website (www.bce.ca/investors). An Eligible Holder must provide the necessary information in accordance with the procedures set out therein within 90 days after the disposition of Preferred Shares pursuant to the Offer.

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BOX 4

STATUS AS U.S. SHAREHOLDER

TO BE COMPLETED BY ALL HOLDERS BY SELECTING ONE BOX BELOW

(See Instruction 9)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐	The person signing this Letter of Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any holder of Preferred Shares that is either (a) providing an address in Box 2 that is located within the United States or any territory or possession thereof or (b) that is a U.S. Person for United States federal tax purposes (as further described in Instruction 9).

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you must generally complete the IRS Form W-9 included herein or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction 9, “Important Tax Information For U.S. Shareholders”. If you are a U.S. Shareholder but you are not a U.S. person for United States federal tax purposes or are not acting on behalf of such a U.S. person, then you must complete the appropriate IRS Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Depositary. Such forms are also available on the IRS website at www.irs.gov. (See Instruction 9)

BOX 5

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(Firm)	(Registered Representative)	(Telephone Number)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

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INSTRUCTIONS AND OTHER TERMS AND CONDITIONS

1.	Use of Letter of Transmittal

(a)

This Letter of Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, in either case with the signature(s) guaranteed if required in Instruction 3 below, and all other documents required by the terms of the Offer and this Letter of Transmittal, together with the accompanying certificate(s) representing the Deposited Preferred Shares, must be received by the Depositary at the offices specified on the back cover page of this Letter of Transmittal before the Expiry Time, being 5:00 p.m., Eastern Time, on September 19, 2014, unless the Offer is extended or withdrawn by the Offeror.

(b)

The method of delivery of certificates representing Preferred Shares, this Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at the offices specified on the back cover page of this Letter of Transmittal. The Offeror recommends that all such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

(c)

Preferred Shareholders who wish to accept the Offer and whose Preferred Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Preferred Shares.

2.	Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a)

this Letter of Transmittal is signed by the registered holder of Preferred Shares exactly as the name of the registered holder appears on the share certificate deposited herewith, and the consideration is to be delivered directly to such registered holder, or

(b)	Preferred Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution, as more fully set out in Instruction 3 below. If a certificate representing Preferred Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the consideration is to be delivered to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulator Authority or banks or trust companies in the United States.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Preferred Shares or if Deposited Preferred Shares not purchased are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Prefco, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

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4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, in their sole discretion, may require additional evidence of such person’s authority or additional documentation.

5.	Partial Deposits

If less than the total number of Preferred Shares evidenced by any certificate submitted is to be deposited, fill in the number of Preferred Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Preferred Shares not deposited will be sent to the registered holder, unless otherwise provided by the undersigned, as soon as practicable after the Expiry Time or the termination or withdrawal of the Offer. The total number of Preferred Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

6.	Governing Law

The Offer and agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

7.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Preferred Shares, additional certificate numbers and number of Deposited Preferred Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Preferred Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted. All depositing holders of Preferred Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Preferred Shares, except as required by applicable law.

(d)	Before completing this Letter of Transmittal, you are urged to read the accompanying Preferred Share Exchange Offer and Circular carefully and in its entirety.

(e)

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Preferred Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Preferred Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to, in its sole discretion, waive any defects or irregularities in the deposit of any Preferred Shares. No deposit of Preferred Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on the Offeror or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular and this Letter of Transmittal Delivery will be final and binding. The Offeror reserves the right, in its sole discretion, to permit the Offer to be accepted in a manner other than that set out herein.

(f)

Under no circumstance will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Preferred Shares to any person on account of Preferred Shares accepted for exchange pursuant to the Offer.

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(g)	Additional copies of the Offer and Circular and this Letter of Transmittal may be obtained from the Depositary or the Information Agent at its office at the address listed below.

8.	Lost Certificates

If a share certificate has been lost or destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Prefco’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Prefco’s transfer agent may contact you.

9.	Important Tax Information for U.S. Shareholders

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Preferred Shares provide the Depositary with his, her, or its correct Taxpayer Identification Number (“TIN”), which, in the case of a Preferred Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder.

In general, to prevent backup withholding, each U.S. Shareholder must provide his, her, or its correct TIN by completing the IRS Form W-9, which is attached to this Letter of Transmittal, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that the holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that the holder is no longer subject to backup withholding; (3) that the holder is a U.S. person (including a U.S. resident alien); and (4) that the FATCA codes entered (if any) indicating that the holder is exempt from FATCA reporting is correct.

For U.S. federal tax purposes, a “U.S. person” is: (i) a citizen or individual resident of the United States; (ii) a partnership, corporation, company or association created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia; (iii) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Exempt holders (among others) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of the IRS Form W-9, provide the applicable codes in the box labeled “Exemptions”.

If a U.S. Shareholder does not have a TIN, such holder should: (1) consult the instructions on applying for a TIN in the IRS Form W-9; (2) write “Applied For” in the space for the TIN in Part I of the IRS Form W-9; and (3) sign and date the IRS Form W-9. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary.

If the IRS Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury, to avoid backup withholding. An appropriate IRS Form W-8 may be obtained from the Depositary. Such forms are also available on the IRS website at www.irs.gov or by calling 1-800-TAX-FORM (1-800-820-3676).

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 OR, IF APPLICABLE, THE APPROPRIATE FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY CASH PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER AND MAY BE SUBJECT TO PENALTIES. ANY AMOUNT WITHHELD UNDER THE BACKUP WITHHOLDING RULES MAY BE CREDITED AGAINST SUCH HOLDER’S U.S. FEDERAL INCOME TAX LIABILITY AND ANY EXCESS MAY BE REFUNDABLE IF THE PROPER INFORMATION IS PROVIDED TO THE IRS ON A TIMELY BASIS.

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EACH U.S. SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER’S INDEPENDENT TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8.

10.	Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED PREFERRED SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME, BEING 5:00 P.M., EASTERN TIME, ON SEPTEMBER 19, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY THE OFFEROR.

12

Form W-9 (Rev. August 2013) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)
Business name/disregarded entity name, if different from above
	Check appropriate box for federal tax classification:									Exemptions (see instructions):
	☐	Individual/sole proprietor	☐	C Corporation	☐	S Corporation	☐	Partnership	☐ Trust/estate
	☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ☐ Other (see instructions) ▶									Exempt payee code (if any) Exemption from FATCA reporting code (if any)
	Address (number, street, and apt. or suite no.)							Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

	–	–

Employer identification number

–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below), and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. The IRS has created a page on IRS.gov for information about Form W-9, at www.irs.gov/w9. Information about any future developments affecting Form W-9 (such as legislation enacted after we release it) will be posted on that page.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, payments made to you in settlement of payment card and third party network transactions, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

— An individual who is a U.S. citizen or U.S. resident alien,

— A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

— An estate (other than a foreign estate), or

— A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

Cat. No. 10231X	Form W-9 (Rev. 8-2013)

Form W-9 (Rev. 8-2013)	Page 2

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships on page 1.

What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulation section 301.7701-2(c)(2)(iii). Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Note. Check the appropriate box for the U.S. federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the U.S. federal tax classification in the space provided. If you are an LLC that is treated as a partnership for U.S. federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation, as appropriate. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for U.S. federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Other entities. Enter your business name as shown on required U.S. federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.

Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the Exemptions box, any code(s) that may apply to you. See Exempt payee code and Exemption from FATCA reporting code on page 3.

Form W-9 (Rev. 8-2013)	Page 3

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following codes identify payees that are exempt from backup withholding:

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for...	THEN the payment is exempt for...
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]	However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

Form W-9 (Rev. 8-2013)	Page 4

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:		Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity [4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.

[3]

You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

— Protect your SSN,

— Ensure your employer is protecting your SSN, and

— Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

The Depositary for the Offer is:

CST Trust Company

By Mail

P. O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario M5C 2K4

Canada

Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

B1 Level

320 Bay Street

Toronto, ON M5H 4A6

Canada

Attention: Corporate Actions

Toll Free: 1-866-271-6893

International: 1-416-682-3860

E-mail: inquiries@canstockta.com

The Information Agent for the Offer is:

CST Phoenix Advisors

North American Toll Free Phone:

1-866-822-1244

E-mail: inquiries@phoenixadvisorscst.com

Toll Free Facsimile: 1-888-509-5907

Outside North America, Banks and Brokers Call Collect: 1-201-806-7301

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, this Letter of Transmittal may be directed by Preferred Shareholders to the Depositary at the addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.